SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group’s 2007 annual report, an English copy of which is furnished with this Form 6-K, is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www.delhaizegroup.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 29, 2008	By:	/s/ G. Linn Evans
G. Linn Evans Vice President

Group strength
Local expertise

ANNUAL REPORT 2007

DELHAIZE GROUP

PROFILE

Delhaize Group is a Belgian international food retailer with activities in seven countries on three continents. Delhaize Group is listed on Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores. In 2007, Delhaize Group posted EUR 19.0 billion in revenues and net profit of EUR 410.1 million. Delhaize Group employs approximately 138,000 people.

Delhaize Group has leading positions in food retailing in key markets. These positions are built through strong regional companies going to market in a variety of food store formats. The operating companies benefit from the Group’s global strength and best practices. The Group is committed to offering a locally differentiated shopping experience to its customers in each of its markets, to delivering superior value and to maintaining high social, environmental and ethical standards.

CONTENT

*	These chapters contain the information required by the Belgian Company Code to be included in the Management Report on the consolidated financial statements and constitute in the aggregate such Management Report.

FINANCIAL HIGHLIGHTS

	(EUR in millions except per share amounts)			Change vs Prior Year
	2007	2006	2005	2007		2006
RESULTS
Revenues	18,957.2	19,225.2	18,345.3	-1.4%		4.8%
Operating profit	937.2	946.3	899.9	-1.0%		5.2%
Net profit from continuing operations	400.8	425.6	379.6	-5.8%		12.1%
Net profit (Group share)	410.1	351.9	365.2	16.5%		-3.6%
Free cash flow (1)	326.7	215.1	148.9	51.9%		44.5%

FINANCIAL POSITION
Total assets	8,821.9	9,295.4	10,253.9	-5.1%		-9.3%
Total equity	3,676.0	3,561.4	3,596.1	3.2%		-1.0%
Net debt (1)	2,244.0	2,634.6	2,943.0	-14.8%		-10.5%
Enterprise value (1) (3)	8,280.9	8,725.8	8,170.7	-5.1%		6.8%

PER SHARE INFORMATION (IN EUR)
Group share in net profit (basic) (2)	4.20	3.71	3.89	13.2%		-4.6%
Group share in net profit (diluted) (2)	4.04	3.55	3.71	13.8%		-4.4%
Free cash flow (1)(2)	3.35	2.27	1.59	47.6%		42.8%
Net dividend	1.08	0.99	0.90	9.1%		10.0%
Shareholders’ equity (3)	36.17	36.55	37.65	-1.0%		-2.9%
Share price (year-end)	60.20	63.15	55.20	-4.7%		14.4%

RATIOS (%)
Operating margin	4.9%	4.9%	4.9%	2	bps	1	bps
Net margin	2.2%	1.8%	2.0%	33	bps	-16	bps
Net debt to equity (1)	61.0%	74.0%	81.8%	-13.0	ppt	-7.8	ppt

CURRENCY INFORMATION
Average EUR per USD rate	0.7297	0.7964	0.8038	-8.4%		-0.9%
EUR per USD rate at year-end	0.6793	0.7593	0.8477	-10.5%		-10.4%

OTHER INFORMATION
Number of sales outlets	2,545	2,705	2,636	-5.9%		2.6%
Capital expenditures	729.3	699.9	636.1	4.2%		10.0%
Number of associates (thousands)	137.8	142.5	137.1	-3.3%		3.9%
Full-time equivalents (thousands)	103.8	106.6	102.1	-2.6%		4.4%
Weighted average number of shares (thousands)	97,666	94,939	93,934	2.9%		1.1%

(1)	These are non-GAAP financial measures. For more information, see box on page 38.
(2)	Calculated using the weighted average number of shares outstanding over the year.
(3)	Calculated using the total number of shares at the end of the year.

DELHAIZE GROUP / ANNUAL REPORT 2007  1

LETTER OF THE CHAIRMAN & THE CHIEF EXECUTIVE OFFICER

Dear Shareholder,

In 2007, we completed our fifth consecutive year of solid growth at Delhaize Group. We maintained our strong sales momentum with most of our key operating companies posting sales growth acceleration and the Group delivering industry-leading operating margins. At identical exchange rates, revenue growth was 4.9%.

Our strong 2007 sales performance was mainly driven by the dynamic revenue momentum at Food Lion and Hannaford in the U.S. and Alfa-Beta in Greece. U.S. comparable store sales growth amounted to 3.8%, the strongest increase in more than ten years. For the second year in a row, Alfa-Beta posted double-digit organic sales growth as did our Emerging Markets operations.

All of our operating companies benefited from their investments in concept differentiation through industry-leading initiatives in assortment, convenience and customer service. We continued our network expansion to 2,545 stores at year-end. The renewal and conversion work carried on, and more than 160 stores were remodeled throughout the Group. Food Lion remodeled two entire markets: Myrtle Beach, South Carolina and Norfolk, Virginia. In the second half of the year, the last Kash’n Karry conversion to a Sweetbay store was finished, thus completing the ambitious three-year remodeling and rebranding program within the planned timeframe. Additionally, Delhaize Belgium converted 20 Cash Fresh stores into Delhaize banners.

Our Group’s operating margin remained stable at 4.9% through cost discipline and gross margin support allowing us to offset the ongoing investments in price competitiveness made by our operating companies. Our operating profit increased by 6.3% at identical exchange rates and decreased by 1.0% at actual exchange rates.

During 2007, we successfully refinanced a major part of our long-term debt. This lowered our borrowing cost and provides us greater financial flexibility.

Based on our performance, our strategy for the future and our confidence in the Company’s continued success, the Board of Directors will propose to the Ordinary General Meeting in May 2008 to increase the dividend by 9.1% to EUR 1.44 (EUR 1.08 net of 25% Belgian withholding tax). We do this in spite of the strong depreciation of the U.S. dollar versus the euro in 2007 by more than 8%.

What Will 2008 Bring For Our Group?

We expect continued momentum in 2008. While the economy is far more uncertain than last year, it is also true that strong companies will be able to seize opportunities in such an environment. We are confident that Delhaize Group is well equipped in this regard. In 2008, we look forward to consolidating the benefits of many initiatives we started in the past years with respect to concept differentiation and renewal, assortment innovation and network expansion.

We will continue to emphasize the existing pillars of our strategy. These include pursuing dynamic top-line growth through existing and new stores, striving for improvement through continuous investments in people, systems and processes, and reinforcing our corporate citizenship.

Strong top-line growth is key in our industry. It will be even more important in the challenging economic environment we expect to face in 2008. Top-line growth can only be achieved through innovative concept and brand differentiation, vigilant price competitiveness, dynamic store and market renewals, and ambitious network expansion.

Concept differentiation and continuous improvements to our commercial formula in our local markets will remain the drivers of success. Development of the assortment in general and private label, convenience and health products in particular, will continue at full pace. Customer segmentation work will help us with assortment decisions and with brand expansion strategies.

The economic and competitive environment in which we operate demands that we continue to safeguard and reinforce our competitive price position in each of our markets. More than ever, we are prepared to offer our customers great prices combined with a wide product variety, outstanding service and a great shopping experience.

2  DELHAIZE GROUP / ANNUAL REPORT 2007

Our Group plans to invest EUR 775 million in capital expenditures in 2008. Food Lion will renew four additional markets (Wilmington, North Carolina; Savannah, Georgia; and Richmond and Charlottesville, Virginia) during 2008. Delhaize Belgium will finalize the integration and conversion of the remaining Cash Fresh stores. In aggregate, our operating companies plan to remodel approximately 170 stores in 2008.

Increasing revenue within existing stores is just one axis of growth. We will also accelerate our store opening program. After stepping up network expansion at Hannaford and in Greece in the recent years, our Group will begin to significantly accelerate the rate of store openings at Food Lion. Food Lion plans to expand its network with 40 to 45 stores in 2008.

We expect to complete our recent acquisition of Plus Hellas in Greece during the first half of 2008, after which Alfa-Beta will begin the conversion and integration process. Beyond this excellent fill-in acquisition, we will continue to scan our markets for interesting opportunities, as we have done successfully in recent years.

Strong revenue growth must be coupled with world-class systems design and execution of our work at all levels.

In 2008, Delhaize Belgium will start to reap the benefits of the ACIS implementation as was the case at Hannaford, Food Lion and Sweetbay previously. Computer Assisted Ordering, already largely rolled out at Hannaford, will be introduced at Delhaize Belgium. All operating companies will benefit from the Group’s expertise and approach to global procurement, private label introduction and associate development.

Ongoing cost savings and synergies will be key drivers in financing sales initiatives such as price reductions and innovation. As the year unfolds, Delhaize Belgium will see the first results of its ambitious plan “Excel 2008-2010”. The program integrates innovative initiatives for sales growth with ambitious initiatives to increase efficiency and reduce costs. Moreover, Hannaford will continue to work on its new concept store that combines a smaller footprint with the convenience of a large store assortment.

Our Group is committed to be a responsible corporate citizen, supporting the communities in which we operate. We are also focused on environmental activities that leverage our Group’s capabilities and make a sustainable and impactful difference. A good example of this is Hannaford’s plan to build in 2008 the first platinum-certified LEED (Leadership in Energy and Environmental Design) supermarket in the world. We will continue to harvest the results of our investments in the nutritional information system, Guiding Stars. The system helps our customers make healthy choices in their grocery shopping. In Europe, Delhaize Belgium decided at the beginning of 2007 to switch completely to renewable energy as the power source for its company-operated stores, distribution centers and headquarters.

While we discuss our corporate citizenship in this annual report, we also plan to issue a specific report on our Group’s efforts with regard to Corporate Responsibility in the second half of 2008.

We realize that our success depends on the enthusiasm, commitment and motivation of the 138,000 associates of our Group, and we are dedicated to build an attractive working environment, offering them opportunities for learning and career development as well as recognizing their accomplishments. We want to thank all our associates for their commitment and creativity that helped our Company grow stronger in 2007. We also want to thank our customers and you, our shareholders, for your trust and loyalty. With your continued support we can make Delhaize Group even more successful in 2008. We look forward to our continued collaboration and success in 2008 and beyond.

Pierre-Olivier Beckers,	Georges Jacobs,
President and Chief Executive Officer	Chairman of the Board of Directors

DELHAIZE GROUP / ANNUAL REPORT 2007  3

AN INTERNATIONAL GROUP OF FOOD RETAILERS WITH A STRONG LOCAL IDENTITY

AT THE END OF 2007, DELHAIZE GROUP OPERATED COMPANIES IN SEVEN COUNTRIES ON THREE CONTINENTS: THE UNITED STATES, EUROPE AND ASIA. FOR REPORTING PURPOSES, THESE COMPANIES ARE GROUPED INTO FOUR SEGMENTS: THE UNITED STATES, BELGIUM, GREECE AND THE EMERGING MARKETS.

UNITED STATES

The U.S. is the largest market for Delhaize Group. At the end of 2007, Delhaize Group operated 1,570 stores under different banners in the U.S. With 2007 revenues of USD 18.2 billion (EUR 13.3 billion), Delhaize U.S. accounted for 69.9% of revenues of the Group. Delhaize U.S. is the third largest supermarket operator by revenues on the east coast of the U.S.

BELGIUM

Belgium is Delhaize Group’s home market. At the end of 2007, Delhaize Group operated a multi-format network of 738 stores in Belgium, the Grand-Duchy of Luxembourg and Germany. These can be grouped in three categories: supermarkets, proximity stores and specialty stores. Delhaize Belgium also operates a home delivery service. In 2007, Delhaize Belgium’s revenues of EUR 4.4 billion accounted for 23% of the Group total.

GREECE

In Greece, Delhaize Group owns 61.3% of Alfa-Beta, the country’s second largest food retailer. Alfa-Beta operates a network of 159 food stores under different banners, realizing EUR 1.2 billion in revenues (6.2% of the Group total).

EMERGING MARKETS

Delhaize Group’s Emerging Markets include operations in Romania and Indonesia (Delhaize Group holds a 51% investment in Lion Super Indo). In its 78 stores in these countries, Delhaize Group generated in 2007 revenues of EUR 165.5 million (0.9% of the Group total).

4  DELHAIZE GROUP / ANNUAL REPORT 2007

DELHAIZE GROUP / ANNUAL REPORT 2007  5

Our Strategy

Delhaize Group creates value through dynamic profitable growth, the development of hard to replicate concept distinctiveness based on Group strength and local expertise, and reaching regional leadership in selected markets to best leverage its existing assets and core competencies.

Therefore, Delhaize Group's strategy is built around three key objectives: to generate strong and profitable revenue growth, to pursue best-in-class execution, and to operate as a corporate citizen, taking responsibility towards all our stakeholders.

Generate Profitable Revenue Growth

6  DELHAIZE GROUP / ANNUAL REPORT 2007

Pursue Best-in-Class Execution

Operate as a Responsible Company

DELHAIZE GROUP / ANNUAL REPORT 2007  7

Flavors of the
Add something

Generate Profitable Revenue Growth

Concept Differentiation

Competitive Prices

Network Renewal and Expansion

8  DELHAIZE GROUP / ANNUAL REPORT 2007

World

DELHAIZE GROUP'S OPERATING COMPANIES GO TO MARKET WITH DIFFERENTIATED CONCEPTS AND **A CLEAR AND COMPETITIVE PRICE POSITIONING**

DELHAIZE GROUP / ANNUAL REPORT 2007  9

CONCEPT

DIFFERENTIATION

DELHAIZE GROUP WANTS TO OPERATE THE CUSTOMER’S STORE OF CHOICE. OUR STRATEGY TO ACCOMPLISH THIS IS TO DEVELOP BRAND LEADERSHIP WITH A UNIQUELY ATTRACTIVE STORE CONCEPT OFFERING, A LOCALLY ADAPTED FOOD ASSORTMENT AND A GREAT IN-STORE SHOPPING EXPERIENCE.

Innovative Assortment

Across the seven countries in which we operate, our stores offer customers a broad variety of food products, from basic items to refined gourmet ingredients or prepared meals. In each operating company, there is a passion and commitment to presenting an assortment that meets our customers’ needs.

In 2007, Food Lion modified the assortment in 200 stores based on an in-depth study of customer segmentation as well as information related to store clusters. This resulted in cluster-specific basic product assortments for produce and meat and an assortment variety adapted to the specific customer characteristics of the stores.

Fresh products are a key category throughout the Group. In 2007, Food Lion reduced by half the delivery time for fresh products to the stores from three of its distribution centers, thus increasing the quality of its products in-store. In Florida, Sweetbay completed its conversion from Kash’n Karry with a strong focus on fresh products and with special attention for the tastes of the large Hispanic community in the Florida market.

Delhaize Belgium renewed a large number of fish departments introducing open workshops. Alfa-Beta continued the roll-out of the Self-Traiteur concept, an in-store preparation department for deli and meal solutions. Mega Image increased the number of offerings in the fruit and vegetable department and also introduced a three-tier private brand program in meat. Our Romanian operations worked closely together with Alfa-Beta on the development of the produce assortment. Super Indo has introduced a special Chinese product assortment, launched a range of fresh organic vegetables and introduced special bakery systems in the stores to increase freshness.

In the U.S., our natural and organic line, Nature’s Place, was further expanded. At Hannaford, this department now boasts some 3,500 products representing 10% of the assortment in a typical store. Delhaize Belgium enlarged its Bio assortment to 675 items at year-end. One third of all organic products sold in Belgium are sold at a Delhaize store. At Alfa-Beta, the organic range was extended to some 300 items.

In all of our markets, our customers are increasingly looking for finer foods although they have less time to devote to cooking. Our U.S. operating companies are introducing chilled prepared meals starting in early 2008. Hannaford recently introduced Cooking Show to Go, offering ready to cook pre-sliced ingredients with handy instructions.

Prepared meals represent a growing category, particularly at Delhaize Belgium and Alfa-Beta. Delhaize Belgium sold almost 23 million prepared meals in 2007. In Greece, the assortment expanded to 435 items, and approximately 6.5 million prepared meals were sold in 2007, an increase of more than 20% compared to 2006.

10  DELHAIZE GROUP / ANNUAL REPORT 2007

Convenient Stores

Delhaize Group strives to turn every shopping trip into a pleasant and efficient experience. To that end, our operating companies continuously find innovative ways to speed up navigation through the stores and checkouts. They invest in creating in-store excitement: attractive décors, tasting counters and information kiosks.

In 2007, Delhaize Belgium introduced several new concepts aimed at offering customers an at-a-glance overview of quick lunch opportunities. Food Lion continued to fine-tune its Bloom and Bottom Dollar concepts. Bloom’s BreezeTM technology helps customers to easily find products, related recipes and nutritional information. Although a deep discount store, Bottom Dollar welcomes customers in a light-hearted, colorful environment.

Hannaford started a research and development project at one of its new stores at the end of 2007. The purpose of the project is to radically change the in-store processes that characterize our industry while improving the customer experience.

Health and Food Safety

Offering customers safe products is a commitment of Delhaize Group and its operating companies. Every year, we reinforce quality and safety guarantees. In 2007, Alfa-Beta launched a new initiative to collaborate more closely with suppliers on food safety. Our operating companies worked on establishing crisis communication scenarios and operational instructions as part of dealing with food safety issues or potential pandemic outbreaks, such as avian flu.

Hannaford’s nutritional information system Guiding Stars celebrated its first birthday with excellent customer reviews and results that show the system increases customer loyalty. Within nearly one year of its introduction, the customer’s awareness of the system has reached a high 81% and over 40% of customers confirm they regularly use it. The result is a visible shift in revenues towards “starred” products, those with higher nutritional value. Sweetbay introduced the system in 2007.

Hannaford continued the roll-out of in-store pharmacies. More than 75% of the Hannaford stores and 70% of the Sweetbay stores now have one. At the end of the year, pharmacy sales represented close to 10% of Hannaford revenues. Pharmacy remains one of the fastest growing categories at Hannaford and Sweetbay.

Delhaize Belgium introduced the concept of The Healthy Stroll, where certified dieticians advise the customer on the nutritional value of products in the stores. Delhaize Belgium also installed Health Check devices to offer customers an opportunity to do a quick check of their health.

DELHAIZE GROUP / ANNUAL REPORT 2007  11

COMPETITIVE

PRICING

STRONG REVENUE DYNAMICS DEPEND ON A THOROUGH UNDERSTANDING OF PRICE REALITY AND PRICE PERCEPTION. THEREFORE, DELHAIZE GROUP’S OPERATING COMPANIES GO TO MARKET WITH A CLEAR AND COMPETITIVE PRICE POSITIONING.

Price Positioning

In 2007, Food Lion and Hannaford started the roll-out of a new retail pricing and promotion system that will be completed for all product categories by the end of 2008. Early results for these categories are positive for both sales and margin. In the second half of the year, Hannaford focused on aggressive price and marketing investments to reinforce its Everyday Low Price position throughout the chain. In Florida, Sweetbay rolled out an intensive program to support the brand’s price positioning. Since the summer months, the company invested heavily in pricing activities such as the Locked in Low Prices and Hot Spot initiatives.

In Europe and Indonesia, Delhaize Group’s operating companies offer 365, a private brand line of basic products at prices on the same level as the hard discounters in their markets while maintaining Delhaize Group’s quality standards. The 365 line was significantly extended in 2007. At the end of the year, there were nearly 500 such products in Belgium and approximately 370 in Greece. In Romania, the 365 range nearly doubled to 260 items at the end of 2007. Super Indo continued the expansion of its own Super Indo 365 line, which almost tripled in size and at year-end boasts some 140 different products.

In 2007, Delhaize Belgium focused heavily on price perception and price reality and responded to the introduction of national brands at hard discounters by unambiguously lowering its prices on these products to match the competition. Throughout the year, Delhaize Belgium consistently used the results of its certified price comparison methodology to monitor and adapt prices. At the beginning of 2008, Delhaize Belgium further lowered the prices of some 600 basic products.

In 2007, Alfa-Beta lowered prices on 1,500 national brand products, bringing the number of price reductions to more than 7,500 products in the period 2004-2007. Mega Image ran several multi-buy promotion programs to support its price position.

12  DELHAIZE GROUP / ANNUAL REPORT 2007

DELHAIZE GROUP'S OPERATING COMPANIES GO TO MARKET WITH **DIFFERENTIATED CONCEPTS AND A CLEAR AND COMPETITIVE PRICE POSITIONING**

healthy accents
Sterile
Plastic
Bandages
Fabric
Bandages

HOME 360
small

Private Brand

Private brand products enable retailers to differentiate in terms of product identity and also in terms of price. Delhaize Group uses private brands to offer customers an attractive product that either provides a unique premium item or a smart value option. In both cases, private brands increase customer loyalty. In 2007, we continued the expansion of our private brand offering at all our operating companies.

At the end of the year, Food Lion and Hannaford carried more than 3,000 products under a private brand and Sweetbay had more than 2,000. In Europe, Delhaize Belgium's private brand offer exceeds 6,000 items and Alfa-Beta's more than 3,000 items.

In 2007, our Group launched a three-tier private brand program that will be common to all our U.S. operating companies. This product range will not only support sales but also reduce costs through economies of scale. The U.S. operating companies also introduced two new category specific private brands, *Healthy Accents* and *Home 360*, for health and beauty and general merchandise products respectively.

In 2007, Delhaize Group rolled out a second pan-European private brand after *365*, called *CARE*. The *CARE* assortment includes a large variety of general merchandise and health and beauty products. *CARE* was piloted by Alfa-Beta and then introduced in our other European stores.

In 2007, Delhaize Belgium started a re-branding operation aimed at repositioning and clarifying the different private brands. In 2008, Delhaize Belgium will introduce a premium brand called *Taste of Inspirations* thus completing a three-tier private brand program that will increase clarity and improve visibility of the brands.

Delhaize Belgium continued the expansion of the private brand *Bio* to 675 references at the end of 2007. Our Greek and Romanian operations followed suit and also expanded their organic ranges.

CARE

Italian Bread
Italian Bread

DELHAIZE GROUP / ANNUAL REPORT 2007  13

NETWORK RENEWAL AND EXPANSION

IN ADDITION TO GROWING THE TOP LINE THROUGH SALES-BUILDING INITIATIVES IN EXISTING STORES, DELHAIZE GROUP FOCUSES ON ACCELERATING ITS STORE REMODELING AND NETWORK EXPANSION PROGRAMS.

Renewals

Since 2003, Food Lion has taken a market based approach to its store remodels. Food Lion each year focuses the majority of its remodeling efforts on a limited number of specific geographic markets. In 2007, two markets (comprised of over 100 stores in total) were totally renewed: Myrtle Beach, South Carolina and Norfolk, Virginia. The Norfolk renewals included Food Lion, Bloom and Bottom Dollar brands. All of the stores now offer greatly enhanced fresh departments, improved checkout and customer service areas, and new signage, graphics and décor.

The impact of these renewals on revenues has been significant: in the first year after the renewal, revenues increase on average more than 5% and continue to grow in years two and three. For 2008, Food Lion has selected four new markets for renewal: Charlottesville and Richmond, Virginia; Savannah, Georgia; and Wilmington, North Carolina.

In Florida, Sweetbay completed its conversions from the Kash n’ Karry brand, with 31 stores converted in 2007. Throughout the conversion process, Sweetbay has continued to reduce the store investments while increasing the effectiveness of the changes. Customers reacted positively to the conversions and most of the converted stores show major sales uplifts.

Also in 2007, Delhaize Belgium continued the conversion of 20 Cash Fresh stores, acquired in 2005, to Delhaize banners. The remaining Cash Fresh stores will be converted by the end of the third quarter of 2008.

A portion of Alfa-Beta’s impressive revenue growth over the past years is the result of the company’s store renewal program. Alfa-Beta stores are increasingly recognized for their state-of-the-art design and store layout and are considered to be some of the most modern facilities in Greece.

Openings

In 2007, Delhaize Group added 69 stores to its network. Hannaford opened seven stores and Food Lion added 15 stores. In Greece, Alfa-Beta added 11 stores in 2007 and in early 2008 announced the acquisition of 33 Plus Hellas stores.

Delhaize Belgium added 27 stores, including 7 company-operated supermarkets and 9 Tom & Co pet supply stores. Delhaize Belgium continued to test the German market, with the opening of a Delhaize supermarket in Köln, bringing the total to four stores in Germany. At the end of 2007, Delhaize Belgium ventured out into the north of France with the opening of a Tom & Co pet supply store.

In Indonesia, Delhaize Group opened 6 new stores and ended 2007 with a network of 56 stores. Mega Image in Romania continued its expansion with 4 stores in 2007 and at year-end operated 22 stores.

14  DELHAIZE GROUP / ANNUAL REPORT 2007

IN FOCUS

ON THE GO BISTRO

The taste of the consumer is becoming increasingly sophisticated yet most people lack the time to devote to cooking. Over the past decade, Delhaize Belgium has played a pioneering role in Europe in the field of home meal replacement (“HMR”). Together with a long standing Belgian partner, who has set up a production facility in Pennsylvania, Delhaize Group in the U.S. has developed an entire range of chilled prepared meals of restaurant quality that will be rolled out in the stores throughout 2008 under the On the Go Bistro label.

U.S. PRIVATE BRAND

Private brands continue to represent a significant opportunity in the U.S. In 2007, private brand products at our U.S operating companies Food Lion, Hannaford and Sweetbay represented approximately 17%, 18% and 16% of revenues respectively, whereas the best-in-class private brand penetration in the U.S. is 23% to 25%. To seize this growth opportunity, a common three-tier private brand program was developed for all U.S. operating companies. The program includes a premium brand called Taste of Inspirations, a house brand that carries the banner name and a value line called Smart Option.

PLUS HELLAS

In January 2008, Alfa-Beta entered into an agreement to acquire 33 Plus Hellas stores. This transaction represents a great fill-in opportunity since many stores are situated in the North of Greece where Alfa-Beta has only a limited presence. The acquisition also includes a large and brand new distribution center in the north of Greece and a significant number of stores under development that will help to fuel Alfa-Beta’s further growth. The Plus Hellas stores will be converted to Alfa-Beta banners during a period of approximately 12 months following closing of the transaction.

DELHAIZE GROUP / ANNUAL REPORT 2007  15

Pursue Best-in-Class Execution

Tools, Systems and Processes

Group Synergies and Exchanging Best Practices

Rigorous Cost Management

16  DELHAIZE GROUP / ANNUAL REPORT 2007

DELHAIZE GROUP'S OPERATING COMPANIES STRIVE **TO ACHIEVE EXCELLENT EXECUTION, COST EFFECTIVENESS AND GROUP SYNERGIES**

Best quality toasting
Self-Scanning

DELHAIZE GROUP / ANNUAL REPORT 2007  17

TOOLS, SYSTEMS AND PROCESSES

RETAIL IS A HIGH-VOLUME INDUSTRY: MULTIPLE DISTRIBUTION CENTERS TO MANAGE, THOUSANDS OF STORES TO OPERATE, TENS OF THOUSANDS OF PRODUCTS TO HANDLE AND MILLIONS OF TRANSACTIONS TO BE PROCESSED PER DAY. THE RETAIL BUSINESS SHOWS LITTLE TOLERANCE FOR BAD EXECUTION BUT AMPLY REWARDS THOSE THAT MASTER THE ESSENTIAL SKILL: GETTING THE BASICS RIGHT EVERY DAY.

The right tools, systems and processes are key to supporting excellent execution. Associate development and training optimizes the use of tools and systems. Training programs cover a multitude of topics ranging from technical areas to customer interaction and are delivered using a variety of methods: individual and group sessions, computer-based training programs and internships.

Customer Tools

In 2007, Food Lion continued to act on the findings of its customer segmentation analysis to better target the consumer-specific characteristics of its stores. It started to roll out new pricing and store planogram software as part of the clustering and segmentation work. By the end of 2007, a number of categories were revised using the new planogram software, resulting in a positive effect on revenues. The remainder of the categories will be addressed throughout 2008.

In the U.S., our Bloom stores continued to fine-tune the concept of service kiosks spread throughout the store. At the start, these stand-alone consoles each had a different function: from locating a product in the store to selecting wine or offering new recipes. Bloom has consolidated all of these functionalities in one technology that makes the customer’s shopping trip “a breeze.”

Delhaize Group uses loyalty programs to offer customers specific discounts and promotions. The use of loyalty cards enables our Group to better understand consumer needs and adapt assortments, store concepts and formats accordingly. Food Lion’s customer segmentation work is in large part based on the data collected from loyalty cards. Delhaize Group has more than 15 million active cardholders at Food Lion, Delhaize Belgium and Alfa-Beta.

At Delhaize Belgium, self-scanning - the use of hand-held terminals by the customer during the store visit—is now available at more than one third of Delhaize Belgium’s company-operated supermarkets. During 2007, Delhaize Belgium continued to learn from its participation in the “Store of the Future” project of Living Tomorrow.

An important part of the in-store customer shopping experience is related to the efficiency of the checkout process. All of our operating companies work on making this process more efficient and more agreeable for the customers. Delhaize Belgium tested a “next-in-line” checkout concept in one of its recent openings and implemented self-checkout systems. Alfa-Beta and Mega Image invested in new checkout registers, as did Sweetbay.

At Hannaford, a new concept store includes a number of check-out innovations increasing throughput. The store features an option for the consumer to leave his groceries for check-out and bagging while he/she retrieves his/her car.

Supply Chain

Item lifecycle data management continued to be a major area of investment for all our operating companies in 2007. The objective is to synchronize all items and movement data in a standardized master and event database. This enables efficient integrated processes through data synchronization, workflow management and vendor portals. Item lifecycle management is an essential part of the know-how Food Lion has developed.

18  DELHAIZE GROUP / ANNUAL REPORT 2007

Warehouse management systems are at the heart of efficient product handling. All of our U.S. distribution centers feature voice picking technology. The Delhaize Belgium dry grocery warehouse now also fully operates on voice picking technology.

Food Lion continued the roll out of the Customer Driven Replenishment (CDR) initiative to three additional distribution centers, bringing the total in operation to four. The application of CDR enables Food Lion to reduce significantly the order-to-shelf cycle and out-of-stocks during peak hours and on the highest volume shopping days. As a result, freshness and quality, especially in fresh produce, have increased significantly.

At Delhaize Belgium, construction work is underway for the next phase of the new fresh products warehouse that will boast an automated warehouse system. Also, new techniques are used to optimize transportation sequencing and increase truck loading rates by organizing mixed transports from our fresh warehouses to the stores.

At Alfa-Beta, the capacity of the dry grocery distribution center was increased and the use of backhauling optimized. Mega Image moved to a new distribution facility for food and non-food products that uses radio frequency technology and store sequencing for order preparation, thus improving store productivity. Super Indo opened a new distribution center to serve the Jakarta area. Night shipments will be organized to cope with the difficult Jakarta traffic.

Data Analysis

Capturing margin and inventory movements is a critical success factor in our business. That is why our Group has invested significantly in its item-based inventory system ACIS. This system, initially developed by Hannaford, has now been implemented at Food Lion, Sweetbay and Delhaize Belgium. The system has significantly increased our understanding of margin evolution and highlighted important areas for improvement in operations.

Delhaize Belgium finalized the hardware roll-out of ACIS in 2006 and throughout 2007 continued to finetune its use of the reports and data generated by ACIS. Thousands of store associates were trained in interpreting these reports and educated on translating information into concrete action plans. A number of underperforming products have already been taken out of the assortment.

In 2008, Delhaize Belgium expects to see the increasing positive effect of the use of ACIS for better inventory management and margin improvement. Harveys, our operating company in South Georgia in the U.S., implemented ACIS in 2007. Mega Image will implement ACIS in 2008.

Because of its level of detail, ACIS provides us with a treasure of data on which other systems are built. Hannaford rolled out Computer Assisted Ordering (“CAO”) in center store categories across all its stores. CAO uses ACIS data to determine optimal re-ordering quantities and timing. Early results show that out-of-stocks and inventory losses have decreased significantly, and revenues have increased as a result of CAO. Delhaize Belgium will implement CAO in its company-operated stores in 2008, and the expectations are high: a 2007 pilot showed a 50% decrease in store delivery time.

Effective support systems need to ensure proper management of our operations. Substantial investments have been made in the renewal of our financial systems. In 2007, SAP financial software was installed at Alfa-Beta and Mega Image’s SAP environment was upgraded. Delhaize Belgium will implement an upgrade in 2009.

DELHAIZE GROUP / ANNUAL REPORT 2007  19

GROUP SYNERGIES AND EXCHANGE OF BEST PRACTICES

OUR STRENGTH AS A GROUP STEMS FROM THE CONTINUOUS EXCHANGE OF IDEAS AND THE CREATIVITY OF THE LOCAL COMPANIES SUPPORTED BY THE GLOBAL SCALE OF THE GROUP. SHARING EXPERIENCES, LEARNING AND LEVERAGING OUR SIZE ARE FUNDAMENTAL TO OUR SUCCESS.

Talent Development

To support the creation of Group synergies and the exchange of best practices, Delhaize Group regularly offers international training and development opportunities to its managers. In 2007, the Group continued its series of global sharing sessions, holding ten such events. These summits bring associates together online to share experiences on specific topics that are important to our business. The Leadership College initiative moved into its second year in 2007. Each year, a small group of senior high-potential executives from different operating units and functions are chosen to work together on a significant business issue in a team environment that is supported by executive management and development professionals.

Three years ago, Delhaize Group launched the “Skill of the Year” concept. Since then, various domains of expertise have been covered including a finance training program aimed at strengthening the financial knowledge of the Group’s corporate and operating company leadership. In 2007, the central theme was “Executional Excellence,” building organizational capability to facilitate stronger execution in retail and support functions. Several sessions were held around the world to reach the management of the operating companies.

Sales Expertise

Building sales is the heart of our business and the subject of many of our cross-banner initiatives. Delhaize Belgium, with a decade of experience in chilled prepared meals, supported Delhaize’s U.S. operating companies in their development of a range of restaurant-quality prepared meals to be introduced in 2008. The U.S. operating companies also benefited from Delhaize Belgium’s leadership position in the area of private brand development. Hannaford and Food Lion supported Sweetbay during the conversion from Kash ‘n Karry.

20  DELHAIZE GROUP / ANNUAL REPORT 2007

DELHAIZE GROUP'S OPERATING COMPANIES STRIVE **TO ACHIEVE EXCELLENT EXECUTION, COST EFFECTIVENESS AND GROUP SYNERGIES**

Procurement

Delhaize Group realizes synergies by leveraging its operating companies' buying power. Procurement synergies touch both direct product buying and indirect goods (i.e. items not for resale). In the U.S., our operating companies use a cost visibility tool giving them access to each other's contract terms. More savings were generated when our U.S. operating companies joined forces to negotiate credit and debit card processing fees as well as insurance policies.

In direct procurement, a big step was made through the development of the common three-tier private brand program in the U.S. In Europe, the Group continued to generate procurement savings through the extension of the *365* brand and the generation of a second pan-European brand, *CARE* focused on health and beauty products and general merchandise. Increasingly, private label products developed by one European operating company are introduced in others resulting in an active exchange of products between countries. A range of authentic Thai products was sourced for use across the Group as were commodity items such as canned fruit, canned fish and frozen shrimp.

Systems and Tools

Systems and processes developed by one operating company are increasingly being adopted accross the rest of the Group. For example, ACD, after being developed by Hannaford, was rolled out at Food Lion and Delhaize Belgium and will be implemented at Mega Image in 2008. The Computer Assisted Ordering technology applied by Hannaford is being piloted at Delhaize Belgium. Delhaize Belgium is reviewing the introduction of the U.S.-developed applications for price management, store assortment and planograms, *Guiding Stars* and customer segmentation. Delhaize Group increasingly works with Group-wide IT roadmaps, e.g., for the development of finance systems and data synchronization efforts.

bloom
bloom

DELHAIZE GROUP / ANNUAL REPORT 2007  21

RIGOROUS COST MANAGEMENT

RUNNING A MORE EFFICIENT AND EFFECTIVE OPERATION ALLOWS FOR COST SAVINGS TO BE USED TO SUPPORT TOP-LINE GROWTH. THIS, IN TURN, WILL RESULT IN BETTER ABSORPTION OF THE FIXED COST BASE AND WILL FREE UP MORE RESOURCES TO FUEL THE COMPANY’S DEVELOPMENT. THUS IS CREATED A VIRTUOUS CYCLE OF GROWTH.

Operations

In 2007, Delhaize Belgium completely and thoroughly reviewed a number of processes, some basic, others more complicated, at its Brussels headquarters. This approach followed the example of Food Lion, Hannaford and Sweetbay projects in the past. The “Top 4” recommendations coming out of this review have an annual savings potential of more than EUR 10 million and are included in Delhaize Belgium’s plan “Excel 2008-2010.”

Important cost saving opportunities continue to lie in energy use, particularly in light of recent high energy prices. Through its efforts, Food Lion, since 2000, has reduced energy consumption by more than 2.4 trillion BTUs (approximately 730 million kWh), the energy equivalent of powering 450 Food Lion stores, or approximately one third of the chain. Delhaize Belgium also continued its investments in energy conservation: during 2007 all open freezer displays in the stores were equipped with covers in order to decrease energy consumption. During 2007, Delhaize Belgium managed to reduce its energy consumption by 2%.

Food Lion and Hannaford assisted Sweetbay with a diagnostic review called Speedwork, aimed at streamlining Sweetbay’s operations and cutting costs. Since the launch of Sweetbay and the conversions from Kash ‘n Karry to this new brand, capital expenditures as well as conversion operating costs have decreased.

Alfa-Beta continued its “smart retailing” projects in its stores throughout 2007: a new labor scheduling tool was introduced that resulted in productivity increases, changes were made to the operating procedures in the bake-off and dairy departments, and overall store inventory levels decreased.

Mega Image and Lion Super Indo took several initiatives to increase productivity in 2007, both in their stores and in logistics. Mega Image introduced electronic ordering systems in the stores and reduced the number of direct store deliveries to increase store efficiency. Mega Image introduced new, more efficient concepts in store shelving and presentation tables in close collaboration with Alfa-Beta.

Shelf-ready packaging increases store productivity. Bottom Dollar makes extensive use of this concept. Delhaize Belgium started implementation of this technique as did Super Indo in 2007.

Portfolio Management

In addition to efficiency increases and expense control, Delhaize Group also takes a disciplined approach to its asset and portfolio management. In 2007, the Group’s U.S. operations closed 12 underperforming stores in order to improve the overall performance of the store network. In 2007, the Group sold its non-strategic health and beauty specialty business Di. In 2007, Delhaize Group also completed the sale transaction of its Czech business, Delvita.

22  DELHAIZE GROUP / ANNUAL REPORT 2007

IN FOCUS

COST SAVINGS AT DELHAIZE BELGIUM

Delhaize Belgium created a project team of associates and managers to review the processes and work habits of departments other than their own. Employing 125 man-weeks of effort, they were taken out of their daily routines and immersed in the workflows of their colleagues’ domains. A Food Lion manager who had worked on similar projects at Food Lion and Hannaford joined the team. Their assignment was to take a third party’s view of the organization of central operations and support services and to identify redundant activities or department overlaps. The result was an impressive list of more than 50 projects that will rationalize working methods, increase efficiency and reduce costs.

HANNAFORD CONCEPT STORE

A small team at Hannaford was sent on a mission to develop a brand new store on a smaller footprint but at the same time honoring the Hannaford brand. The project required significant creativity. The result was a concept store that opened at the end of 2007. The store features, for example, unique developments in the check-out area to enhance customer convenience and combines work stations in fresh food departments for efficiency. The concept store manages to fit a large assortment in a smaller footprint. This research and development project will continue in 2008, and gradually successful elements will be included in future store design.

EUROPEAN IT CENTER

In 2007, a European IT Shared Service Center was set up to serve Delhaize Belgium, Alfa-Beta and Mega Image. The common center is virtual since it is composed of IT specialists located in the three European operating companies who serve all of the European operations. For example, a network specialist located in Greece will also assist the Romanian or Belgian operating companies. This shared service approach is not only cost efficient, it also facilitates business process convergence.

DELHAIZE GROUP / ANNUAL REPORT 2007  23

Operate as a Responsible Company

Products **People** **Planet**

24  DELHAIZE GROUP / ANNUAL REPORT 2007

DELHAIZE GROUP'S OPERATING COMPANIES WANT **TO OPERATE RESPONSIBLY TOWARDS PRODUCTS, PEOPLE AND PLANET**

DELHAIZE GROUP / ANNUAL REPORT 2007  25

PRODUCTS

DELHAIZE GROUP’S FIRST OBJECTIVE IN DEVELOPING ITS ASSORTMENT IS TO OFFER A BROAD VARIETY OF HIGH QUALITY FOOD PRODUCTS AT COMPETITIVE PRICES. IN ADDITION, DELHAIZE GROUP INCREASINGLY CONSIDERS CRITERIA SUCH AS FOOD SAFETY, NUTRITIONAL COMPOSITION, ENVIRONMENTAL IMPACT, LABOR CONDITIONS AND LOCAL SOURCING WHEN DEVELOPING PRODUCT ASSORTMENTS.

Safety and Sourcing

Our first concern about food products is food safety. Close adherence to local and international standards, such as the Safe Quality Food (SQF) program recognized by the Global Food Safety Initiative, and engagement with authorities and suppliers, strong focus on a tight supply chain and strict controls on food handling allow us to ensure the best products every day for our customers. Supplementing the numerous local initiatives by our operating companies, Delhaize Group in 2007 distributed over 92,000 copies of a brochure to educate associates who handle food products covering personal hygiene, temperature management, cleaning and disinfection, cross contamination risk and shelf life management.

More and more customers want food produced without the use of chemicals such as pesticides and fertilizers. Delhaize Belgium is a longstanding pioneer in the area of organic products: approximately one third of organic products in Belgium are sold at a Delhaize store. In 2007, our U.S. operating companies continued the roll-out of organic and natural food sections, called Nature’s Place as first developed by Hannaford. In 2007, Hannaford became the only large supermarket operator in the Northeast of the U.S. to obtain the Organic Retailer Certification by Quality Assurance International, an independent, third party organization.

To support local industry and to limit the environmental impact of its business, Delhaize Group increasingly sources products from local producers. In 500 Food Lion stores, customers could choose and sample a wide variety of North Carolina products. In 2007, Hannaford had more than 220 local growers supplying its stores.

Our Belgian operations have a long-standing partnership with Max Havelaar, one of the most important organizers of fair-trade that also awards quality labels to fair-trade products. In 2007, Delhaize Belgium organized a Week of Fair Trade to further promote this product range.

Nutritional Information

Another recent element of product innovation is nutritional information to support our customers in making better informed nutritional decisions. Hannaford became a U.S. supermarket industry pioneer in September 2006 when it launched its nutritional information system Guiding Stars. The reaction to this first all-encompassing nutritional information program for U.S. consumers has been overwhelmingly positive, both by consumers and by industry observers.

Guiding Stars ranks more than 25,000 food items according to their nutritional value using a good, better and best ranking. The program rates a product one, two or three stars based on the points it earns: food is credited for the presence of vitamins, minerals, fiber and whole grains but debited for trans or saturated fats, cholesterol, added sugars or sodium. More than one year after the launch, the awareness rate of the program among Hannaford customers exceeds 80%. In addition, purchase data reflects a noticeable shift in consumer patterns toward the selection of foods with higher nutritional ratings.

Sweetbay has also introduced Guiding Stars, and Food Lion will do so in 2008. The Group intends to license and market the Guiding Stars program to supermarket chains and others who are interested in helping people make nutritious food choices.

Delhaize Belgium has opted voluntarily to follow the nutritional information guidelines set out by the CIAA, the European federation of food and drink industries. These rules outline requirements with respect to product labeling. Delhaize Belgium plans to adapt its entire private brand range to these guidelines by 2010.

In private label products sold in 2007, Delhaize Belgium made recipe changes that reduced fat by more than 70 tons and salt by 9 tons and increased the amount of vegetables and fruits in fresh ready-meals by 60 tons. It also launched the new Diet-in-a-Box assortment of fresh and nutritious ready-meals for strict weight control.

26  DELHAIZE GROUP / ANNUAL REPORT 2007

PEOPLE

DELHAIZE GROUP WANTS TO ATTRACT AND RETAIN A DIVERSE BASE OF MOTIVATED AND SKILLED ASSOCIATES, DEVELOP AND RECOGNIZE THEM ACCORDINGLY AND OFFER THEM AN ATTRACTIVE WORKPLACE AND COMPENSATION. DELHAIZE GROUP’S OPERATING COMPANIES ALSO ACTIVELY SUPPORT THE COMMUNITIES IN WHICH THEY OPERATE SO AS TO BE AN INTEGRAL PART OF THEIR SOCIAL NETWORK.

Personal Development

Through an annual cycle of performance and development dialogues, Delhaize Group identifies associates’ development needs and career opportunities. Many of our positions are filled through internal promotion even though the Group also recruits externally to bring in additional skills, perspectives and experience. In 2007, approximately 13,400 associates were promoted.

The Company aims to create a learning environment promoting our associates’ innovative mindset. Delhaize Group associates engaged in more than 1.1 million hours of training during 2007. Our training programs cover a wide range of topics and can take different forms: individual and collective training sessions, computer-based training programs and internships.

Attractive Workplace

In each of our markets, our Group offers attractive compensation packages based on an associate’s position, skill set and experience while taking into account local compensation standards. In addition, our Group fosters recognition programs for individual and collective outstanding performance.

Delhaize Group takes great care in making sure that its associates are aligned with the strategic choices the Company makes. On a regular basis, associates across departments in the operating companies are updated on strategy and our position in the market place.

Delhaize Group values diversity and encourages its operating companies to take initiatives in this area. In the U.S., Food Lion’s “Office of Diversity and Inclusion” has associates’ Advisory Councils up to the CEO level to help develop strategy and make recommendations on how to encourage an inclusive organization that prizes diversity.

Delhaize Group wants to be a safe and healthy workplace. As in prior years, training programs emphasize occupational safety training and healthy lifestyles. In 2007, Hannaford was the only retailer in the U.S. to receive platinum-level honors in the Best Employers for Healthy Lifestyles Award. The Award recognizes organizations that apply creative solutions to improve the health of employees. Delhaize Belgium invests considerable effort disseminating nutritional information, communicating healthy diet suggestions and promoting physical activity for its associates.

In Romania, Mega Image was nominated as one of the 100 best companies to work for, next to large organizations like banks, international audit and consultancy firms and pharmaceutical companies.

Community

Delhaize Group actively supports the communities of which it is a part. In 2007, our Group participated in projects to improve education, reduce hunger and poverty, encourage healthy eating habits and lifestyles and provide healthcare support.

In 2007, Delhaize Group’s operating companies donated approximately EUR 6 million in cash to various organizations. In addition, EUR 4.3 million in cash and approximately 16,000 tons of products were donated with the help of customers, associates and suppliers.

Each of our operating companies has a long-term partnership with a local food bank. Food Lion is associated with several non-profit organizations that provide grants to schools and the Lion’s Pride Foundation helps individuals and families with financial hardships. Food Lion also invests in a variety of school programs that support reading, food safety education and career training. Hannaford Helps Schools is a program that encourages substantial consumer support for local education.

During 2007, Food Lion raised more than USD 3.7 million for the Children’s Miracle Network, a non-profit organization dedicated to helping children by raising funds and awareness for 170 children’s hospitals. Hannaford sponsored more than 100 “Food Play” shows, an Emmy Award-winning live theater tour that motivates elementary school children to improve their eating habits.

Delhaize Belgium has set up an initiative where associates can get financial aid for charity projects with which they are actively involved. Delhaize Belgium reaches out to the local community with special attention for minorities and children from low income families. Alfa-Beta participates in the construction of a number of houses for individuals with special needs and contributed to the funding of construction work at the Children’s Psychiatric Hospital of Attica, Greece. Mega Image supports the Romanian Special Olympics Team. In Indonesia, Lion Super Indo participates in a book donation program for school children and supported several disaster relief programs.

DELHAIZE GROUP / ANNUAL REPORT 2007  27

PLANET

DELHAIZE GROUP STRIVES TO LIMIT ITS ECOLOGICAL FOOTPRINT. WIDESPREAD ATTENTION IS PAID TO REDUCING ENERGY CONSUMPTION, INTRODUCING INNOVATIVE PACKAGING SOLUTIONS AND ELIMINATING WASTE.

Energy Reduction

The food retail industry is a significant consumer of energy for lighting, cooling, heating and transportation. All of the Delhaize Group operating companies are involved in various projects to conserve energy usage.

In 2007, the U.S. Environmental Protection Agency (“EPA”) recognized Food Lion with an Energy Star Partner Award for the sixth time for its outstanding leadership in setting ambitious goals and employing innovative approaches in reducing energy consumption. Buildings that earn the Energy Star label, on average consume 35% less energy than a typical building and also release 35% less carbon dioxide. Food Lion continued to upgrade the energy efficiency of its stores, with more than half of its locations awarded the Energy Star label from the EPA. Hannaford entered the Energy Star program in 2006 and already a tenth of its stores have received the Energy Star label. Of the 1,300 Energy Star-labeled stores in the U.S., more than 700 are Delhaize Group stores.

Hannaford has announced that in 2008 it will begin construction on its first “LEED” store. “LEED” stands for Leadership in Energy and Environmental Design. The store is designed to meet the platinum level certification of the U.S. Green Building Council, making it the first supermarket in the world with that designation. The store is expected to be a research laboratory for the whole Group to test innovations supporting lower energy usage, sustainable construction technologies and reduced waste and water consumption.

Through a variety of initiatives, Delhaize Belgium limits its energy use: open freezers were covered with a lid resulting in 30% energy savings, some new stores are equipped with photovoltaic solar panels, and heat from refrigeration units is reclaimed. In 2007, Delhaize became Belgium’s largest user of renewable energy by shifting to green energy for all company-operated stores, distribution centers and its support office. Delhaize Belgium also committed that by the end of 2010, all of its operations will switch to the use of energy saving lamps. Long-life, energy-saving light bulbs will replace standard incandescent light bulbs in Delhaize Belgium’s assortment.

Alfa-Beta developed a new lighting control system to reduce store energy consumption. Our Greek operations have also introduced the use of solar energy for power generation in some stores and will further explore this renewable energy source for their warehouses and support offices.

Waste Avoidance

In 2007, Delhaize Belgium put an end to the distribution of disposable plastic carrier bags at check-out. Instead, it promoted various forms of reusable bags and crates, thus reducing plastic waste by more than 700 tons. Delhaize Belgium received the “Bioplastics Award” in recognition of its leadership in replacing petroleum-based plastic trays and packaging with bio-degradable alternatives made from non-fossil materials (such as corn and potatoes). Since their introduction, some 20 million items have been used, an equivalent of 180 tons of traditional plastic.

Alfa-Beta and Super Indo started similar initiatives to develop reusable bags. Hannaford started to introduce “Clynk”, a drop and go system for returnable cans and bottles. At the end of 2007, Alfa-Beta had installed recycling centers in a fifth of its stores.

Corporate Responsibility Report

In the second half of 2008, Delhaize Group will issue its first stand-alone Corporate Responsibility report. This document will contain a detailed overview of Delhaize Group’s sustainability performance and report on the Group’s policies, realizations, challenges and objectives centered around three topics: our people, our planet and our products.

28  DELHAIZE GROUP / ANNUAL REPORT 2007

IN FOCUS

PRINCESS ELISABETH ANTARCTIC STATION

Delhaize Group is a sponsor of the Princess Elisabeth Antarctic Station project of the International Polar Foundation. This new research station, commissioned by the Belgian government, strives to obtain a better understanding of the effects of climate change and global warming. The Princess Elisabeth will be the first “zero emission” polar station and be entirely run on renewable energy and recycle all waste.

CHAMPION OF DIVERSITY AWARD

Supermarket News, a leading U.S. retail magazine, granted Delhaize Group the 2008 annual Champion of Diversity award. Delhaize Group was celebrated for integrating diversity into its core operating philosophy and using it as a competitive strength across all continents to enhance the shopping experience. Supermarket News highlighted furthermore that Delhaize Group nurtures its diverse workforce through a policy of inclusion and maximizing the associates’ potential through training and creating an exciting workplace.

GREENCHILL PARTNERSHIP

Food Lion and Hannaford are founding members of the U.S. Environmental Protection Agency’s Greenchill partnership. The Greenchill partners pledge to go above and beyond regulatory requirements to protect the ozone layer and reduce greenhouse gas emissions. As leaders in the Greenchill partnership, these Delhaize Group companies will require all of their new and remodeled stores to be ozone friendly and to participate in industry and government research initiatives to assess the performance of advanced refrigeration technologies.

DELHAIZE GROUP / ANNUAL REPORT 2007  29

Realized
23.5%
group share in net profit growth at identical exchange rates

Grew operating profit by
6.3%
at identical exchange rates

Increased revenues by
4.9%
at identical exchange rates

Our Business in 2007: Financial and Business Review

United States

30  DELHAIZE GROUP / ANNUAL REPORT 2007

Posted strong operating margin of

4.9%

Proposes gross dividend of EUR

1.44

per share, 9.1% higher than last year

Belgium

Greece

Emerging Markets

DELHAIZE GROUP / ANNUAL REPORT 2007  31

FINANCIAL REVIEW

INCOME STATEMENT

In 2007, Delhaize Group recorded revenues of EUR 19.0 billion. Compared to 2006, this represents a 1.4% decrease due to the weakening of the U.S. dollar by 8.4% against the euro. At identical exchange rates, revenues would have increased by 4.9%. Organic revenue growth was 5.2%, the fastest rate of organic growth in seven years.

Delhaize Group ended 2007 with a sales network of 2,545 stores, taking into account a net addition of 69 stores to continuing operations, the divestiture of 97 Delvita stores in the Czech Republic and 132 Di stores in Belgium in 2007. Detailed information on the store network evolution per country can be found on p. 106 of this report.

The U.S. operations generated 69.9% of revenues, Belgium accounted for 23.0% and Greece and the Emerging Markets (Romania and Indonesia) posted 6.2% and 0.9% of Group revenues, respectively.

Delhaize Group’s operations in the United States realized revenues of USD 18.2 billion (EUR 13.3 billion), 5.1% higher than in 2006, in local currency. Revenue growth was supported by outstanding comparable store sales growth of 3.8% and more store openings, particularly at Food Lion. Comparable store sales growth in the U.S. was driven by dynamic revenue growth at all three operating companies. Food Lion continued to benefit from its market renewal program and customer segmentation work. Hannaford posted strong revenue growth, supported by its competitive pricing and innovative strategy. Following the completion of the conversion work from Kash ‘n Karry to Sweetbay at the end of August 2007 and price investments that started during the summer months, Sweetbay’s revenue growth was strong in most of the stores of the network in the second half of 2007.

Revenues at Delhaize Belgium amounted to EUR 4.4 billion in 2007, a 1.7% increase over 2006. Excluding the divestiture of the beauty and body care business Di, revenues would have grown by 2.9% in 2007. Comparable store sales growth amounted to 1.6%. Market share declined by 36 basis points to 25.7% (source: AC Nielsen) due to many competitive openings, particularly of discount stores, and the temporarily disruptive impact of the conversion of Cash Fresh stores to Delhaize banners.

In 2007, revenues in Greece grew by 13.9% to EUR 1.2 billion due to high comparable store sales growth and many new store openings. Revenues of the Emerging Markets (Romania and Indonesia) of Delhaize Group increased by 20.9% in 2007 to EUR 165.5 million due to the continued good revenue performance in both countries. This amount does not include the results of Delvita, which have been reclassified to discontinued operations since 2006 until its divestiture at the end of May 2007.

Gross margin increased to 25.3% of revenues (25.2% in 2006) due to higher gross margin in the U.S. and Greece. In the U.S., gross margin increased by 20 basis points to 27.4% due to an improvement in the sales mix at Food Lion, primarily through a higher mix in fresh sales and more private label sales, margin optimization at Food Lion and excellent inventory results at Hannaford. These improvements more than offset price investments at Hannaford and Sweetbay. At Delhaize Belgium, gross margin declined by 11 basis points to 19.7% of revenues due to price investments and the conversion of company-operated Cash Fresh stores to affiliated stores.

Other operating income increased by 30.2% to EUR 107.9 million mainly due to a USD 11.3 million gain on the disposal of idle real estate property at Hannaford, EUR 7.9 million gains on the sales of Cash Fresh stores to independent owners and higher recycling income that can be attributed mainly to an increase in the price of recycled paper.

Selling, general and administrative expenses (“SG&A”) increased 8 basis points to 20.7% of revenues. In the U.S., SG&A as a percentage of revenues increased by 16 basis points to 22.0% of revenues due to increased payroll expenses related primarily to the favorable USD 19.5 million retirement

NON-GAAP MEASURES

In its financial communication, Delhaize Group uses certain measures that have no definition under IFRS or other generally accepted accounting standards (non-GAAP measures). Delhaize Group does not represent these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators for our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to IFRS measures can be found in the chapter “Supplementary Information” of this report (p. 106). A definition of non-GAAP measures and ratios composed of non-GAAP measures can be found in the glossary on p. 116. The non-GAAP measures provided in this report have not been audited by the statutory auditor.

32  DELHAIZE GROUP / ANNUAL REPORT 2007

and profit sharing plan adjustment in 2006 and higher advertising expenses to support our various sales initiatives and higher fuel prices. In Belgium, SG&A increased 18 basis points to 16.5% of revenues due to the weak sales momentum. SG&A decreased as a percentage of revenues in Greece and the Emerging Markets as a result of good sales momentum.

Other operating expenses amounted to EUR 36.5 million in 2007, compared to EUR 19.2 million in 2006, mainly due to a USD 18.6 million impairment charge at Sweetbay in the fourth quarter related to an adjustment of the carrying value of 25 stores. Delhaize Belgium recorded a EUR 5.3 million charge related to the conversion of Cash Fresh stores.

Delhaize Group was able to maintain a strong operating margin at 4.9% of revenues. Operating profit increased by 6.3% at identical exchange rates (-1.0% at actual exchange rates) to EUR 937.2 million. Excluding the impairment charge at Sweetbay, Delhaize Group operating profit would have grown by 7.8% at identical exchange rates. Delhaize Group’s U.S. business contributed 79.6% of the total Group operating profit, Delhaize Belgium 19.1% and Greece 5.5%.

Net financial expenses amounted to EUR 332.7 million, including a EUR 100.7 million charge related to the debt refinancing performed in the second quarter of 2007. Without this one-time charge, net financial expenses decreased by 15.8% (9.3% at identical exchange rates) due to the positive impact of the 2007 debt refinancing transaction and to major debt repayments made in the first half of 2006. At the end of 2007, Delhaize Group’s financial debt had an average interest rate of 6.7% (7.2% in 2006), excluding finance leases and taking into account the effect of interest rate swaps.

As a result of the lower operating profit and higher net financial expenses, Delhaize Group’s profit before tax and discontinued operations decreased by 9.9% to EUR 604.5 million.

In 2007, income taxes amounted to EUR 203.7 million, 16.9% lower than in 2006. The effective tax rate decreased from 36.5% to 33.7% primarily due to the favorable impact of the debt refinancing, the absence of a dividend payment by Delhaize America in 2007 and a tax refund received in the first quarter of 2007.

Net profit from continuing operations increased by 0.1% at identical exchange rates (-5.8% at actual exchange rates) to EUR 400.8 million, or EUR 3.96 basic per share (EUR 4.39 in 2006). Excluding the impact of the one-time debt refinancing charge, net profit from continuing operations increased by 15.6%.

In 2007, the result from discontinued operations, net of tax, amounted to EUR 23.7 million mainly due to a positive accumulated foreign currency translation adjustment of EUR 23.7 million recorded as part of the closing of the sale of Delvita in the second quarter of 2007.

Net profit attributable to minority interest amounted to EUR 14.4 million, compared to EUR 8.4 million in 2006. This increase is due to the significantly higher net profit of Alfa-Beta.

Group share in net profit amounted to EUR 410.1 million, an increase of 16.5% compared to 2006. Per share, basic net profit was EUR 4.20 (13.3% more than the EUR 3.71 in 2006) and diluted net profit EUR 4.03 (EUR 3.55 in 2006). Without the one-time debt refinancing charge, net profit grew by 42.3% at identical exchange rates.

CASH FLOW STATEMENT

In 2007, net cash provided by operating activities amounted to EUR 932.3 million compared to EUR 910.3 million in 2006. Working capital requirements increased in 2007 by EUR 118.8 million due to an increase in inventories of EUR 49.1 million mainly in the U.S. as a result of a different closing date compared to 2006, an increase in receivables of EUR 60.6 million primarily at Delhaize Belgium as a result of the growth of the affiliate business, and a decrease in accounts payable of EUR 9.1 million, particularly in Belgium as a result of a change in supplier payment policy, offset by increases in the U.S. and Greece.

Net cash used in investing activities amounted to EUR 629.8 million, a 12.8% decrease compared to 2006 mainly as a result of the EUR 118.8 million proceeds received for the disposal of Delvita in the Czech Republic and Di in Belgium.

Capital expenditures increased by 4.2% to EUR 729.3 million (EUR 699.9 million in 2006) or 3.8% of revenues primarily due to the market renewal program at Food Lion, the conversion of Cash Fresh stores to Delhaize banners, the renewal of distribution centers in Belgium and an active store opening program. In 2007, 75.0% of total capital expenditures were invested in the U.S. activities of the Group, 15.6% in the Belgian operations, 5.0% in Greece, 1.7% in the Emerging Markets and 2.7% in the Corporate activities.

Investment in new stores increased from EUR 164.1 million in 2006 to EUR 172.6 million in 2007 (23.7% of total capital expenditures). Delhaize Group invested EUR 316.7 million (43.4% of total capital expenditures) in store remodeling and expansions (EUR 297.8 million in 2006). In the U.S., 159 existing stores were remodeled. In Belgium, nine company-operated

DELHAIZE GROUP / ANNUAL REPORT 2007  33

Financial Review

supermarkets underwent a remodeling and 20 Cash Fresh stores were converted into Delhaize banners. Capital spending in information technologies, logistics and distribution, and miscellaneous categories amounted to EUR 240.0 million (32.9% of total capital expenditures), compared to EUR 238.0 million in 2006.

Net cash used in financing activities decreased from EUR 636.8 million to EUR 333.7 million mainly due to a significant decrease in the redemption of long-term loans. In February and April of 2006, Delhaize Group redeemed EUR 627.5 million of long–term debt. In 2007, the Group’s net repayment of long-term debt was EUR 181.5 million, mostly the redemption of USD 145.0 million (EUR 105.8 million) Delhaize America notes.

In 2007, Delhaize Group generated free cash flow of EUR 326.7 million, compared to EUR 215.1 million in 2006. This increase was the result of higher cash provided by operating activities and the cash proceeds from the divestitures of Delvita and Di.

BALANCE SHEET

At the end of 2007, Delhaize Group’s total assets amounted to EUR 8.8 billion, 5.1% lower than at the end of 2006. This decrease was due to the 10.5% weakening of the U.S. dollar compared to the euro between the two closing dates.

At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores, 160 less than one year earlier because of the divestiture of Di and Delvita. Of these 2,545 stores, 325 were owned by the company, 720 were held under finance leases and 1,139 under operating leases. The remaining 361 stores were affiliated stores owned by their operators or directly leased by their operators from a third party. Delhaize Group owned 12 of its 13 warehousing and distribution facilities in the U.S., six of the seven distribution centers of Delhaize Belgium, two of its four distribution centers in Greece and two of its four distribution centers in the Emerging Markets

At the end of 2007, total equity, including minority interests, increased to EUR 3.7 billion. The increase in equity as a result of the recognized income and expense of the year, the exercise of warrants and stock options and the conversion of convertible bonds, was partially offset by the purchase of treasury shares and dividends declared.

The number of Delhaize Group shares, including treasury shares, increased in 2007 by 3.8 million shares to 100.3 million due to the exercise of warrants and the conversion of convertible bonds. In connection with stock option exercises, the Group repurchased 536,275 of its shares and used 515,925 treasury shares in 2007. At the end of 2007, Delhaize Group owned 938,949 treasury shares, at a value of EUR 62.3 per share, compared to an average purchase price of EUR 61.6 per share.

In May of 2007, Delhaize Group implemented debt cross-guarantees with its U.S. subsidiary Delhaize America and received an investment grade rating of Baa3 (with stable outlook) from Moody’s, while S&P gave a BB+ rating with a positive outlook. Delhaize Group thus became the rated entity instead of Delhaize America.

In June of 2007, Delhaize America purchased USD 1,050 million of its 2011 debt and USD 50 million of its debentures due in 2031 through a public tender. The transaction was financed with the issuance by Delhaize Group of EUR 500 million 7 year senior notes at 5.625% and USD 450 million 10 year senior notes at 6.50%. The euro bond was entirely swapped to USD in order to match the currency of the debt to the currency of the underlying assets and earnings.

The refinancing transformed Delhaize’s debt profile to a more balanced set of maturities. At year-end 2007, 80% of profit from operations of Delhaize Group was generated in USD and 80% of its financial obligations were in USD. The transaction allowed Delhaize Group to reduce its average cost of long-term debt from 7.2% in 2006 to 6.7% for 2007, with a first full-year impact in 2008.

At the end of 2007, Delhaize Group had financial debt of EUR 2.7 billion, a 12.7% decrease compared to the end of 2006 primarily due to the weakening of the U.S. dollar, the conversion of EUR 129.3 million convertible bonds and the generation of free cash flow. Of the total financial debt at year-end, 25.3% was at variable interest rates and 74.7% at fixed interest rates; 80.3% was denominated in U.S. dollar and 19.7% in euro. Approximately 98% of financial debt excluding finance leases is long-term. The average maturity of the debt, excluding finance leases, increased due to the refinancing transaction to 10.7 years compared to 9.2 years in 2006.

On December 31, 2007, Delhaize Group had finance lease obligations outstanding of EUR 634.9 million compared with EUR 636.5 million at the end of 2006. The average interest rate on financial lease obligations was 11.7% in 2007.

At the end of 2007, Delhaize Group’s net debt amounted to EUR 2.2 billion, a decrease of EUR 390.5 million or -14.8% mainly due to the weakening of the U.S. dollar between the two balance sheet dates (currency translation effect

34  DELHAIZE GROUP / ANNUAL REPORT 2007

of EUR 37.7 million), the conversion of part of the convertible bond and the generation of free cash flow. The net debt to equity ratio continued to improve, decreasing from 74.0% at the end of 2006 to 61.0% at the end of 2007.

At the end of 2007, Delhaize Group had total annual minimum operating lease commitments for 2008 of EUR 198.8 million, including approximately EUR 15.8 million related to closed stores. These leases generally have terms that range between three and 27 years with renewal options ranging within similar ranges.

RECENT EVENTS

In January 2008, Delhaize Group’s Greek subsidiary, Alfa-Beta, announced that it had entered into an agreement with the German Tengelmann Group to acquire its Greek subsidiary Plus Hellas. The acquisition includes 33 new stores with an average selling area of 795m² and a new distribution facility measuring 36,000m² in the north of Greece. Many stores are located in the north of Greece, where Alfa-Beta has a limited presence. Plus Hellas also has several new stores in the development pipeline. The purchase price is EUR 69.5 million, subject to contractual adjustments. The acquisition of Plus Hellas is subject to customary conditions, including the approval by the Greek antitrust authorities. The transaction is expected to close in the second quarter of 2008. The Plus stores will be converted to Alfa-Beta banners.

*	Excluding finance leases; principal payments (related premiums and discounts not taken into account).

DELHAIZE GROUP / ANNUAL REPORT 2007  35

As of December 31, 2007
Stores	1,142 *	61	27	69	165	106
Area	Southeast and Mid-Atlantic	Maryland, Virginia, North Carolina, South Carolina	Maryland, Virginia, North Carolina	Georgia and Northern Florida	Northeast	Florida
Format	Supermarket	Supermarket	Discount	Supermarket	Supermarket	Supermarket
Average Surface (sq.ft.)	25,500-35,500	38,000	35,400	21,000	35,000-55,000	38,000-49,700
Number of Products	15,000-20,000	21,000-25,000	6,500-8,000	15,000-20,000	32,000-44,000	34,000-38,000

*	Incl. eight Reid’s stores

2007 HIGHLIGHTS

ADDED 21 STORES FOR A TOTAL OF 1,570

CONCLUDED NORFOLK, VIRGINIA AND MYRTLE BEACH, SOUTH CAROLINA MARKET RENEWALS

CONTINUED APPLICATION OF MARKET SEGMENTATION WORK

COMPLETED THE CONVERSION TO SWEETBAY

MARKET

In 2007, the United States posted real GDP growth of 2.2% compared to 2.9% in 2006. Unemployment rates increased slightly compared to 2006 both nationally and in Delhaize Group’s operating areas. U.S. personal consumption expenditures increased by 2.9% (3.1% in 2006) in real terms and by 5.5% (5.9% in 2006) in nominal terms. Overall inflation was 4.1% (2.5% in 2006) and external food inflation was 4.2%, a significant acceleration compared to last year (1.7% in 2006)1.

The U.S. retail industry overall continued to see aggressive competition. During 2007, Delhaize Group’s U.S. operating companies generated strong sales momentum despite an economy that began to slow down, confirming their strong position through competitive pricing, convenient neighborhood locations and excellent product quality and variety.

STRATEGY

Delhaize Group focuses on operating supermarkets on the East Coast of the United States, from Maine to Florida. All the stores have a strong focus on a large variety in food offering, excellent service, competitive pricing and a convenient location and store layout.

To better address local consumer needs and characteristics, Delhaize Group operates its U.S. stores through different operating companies (Food Lion LLC, Hannaford and Sweetbay) and under different banners. This has resulted in leading market shares and strong brand recognition in the regions where it operates.

1	Source: U.S. Bureau of Economic Analysis; U.S. Bureau of Labor Statistics

36  DELHAIZE GROUP / ANNUAL REPORT 2007

	2007	2006	Change
Number of stores	1,570	1,549	+21
Revenues*	18,171.8	17,293.2	+5.1%
Operating profit*	1,022.6	961.0	+6.4%
Operating margin	5.6%	5.6%	+7	bps
Capital expenditures*	749.5	663.5	+13.0%
Number of associates	107,920	108,883	-0.9%

*	In millions of USD

OUTLOOK FOR 2008

OPEN 50-55 NEW STORES AND REMODEL 150

ROLL-OUT PREPARED MEAL PROGRAM, ON THE GO BISTRO

INTRODUCE GUIDING STARS AT FOOD LION

EXPAND THREE-TIER PRIVATE LABEL PROGRAM

RENEW FOUR FOOD LION MARKETS

In Southeast and Mid-Atlantic U.S., Food Lion LLC goes to market using a multi-banner strategy. Food Lion, its most important banner, combines a broad food offering with highly competitive prices and a dense store network. Bloom offers a rich and highly qualitative assortment with competitive prices and a very convenient shopping experience. Bottom Dollar is a discount format, focused on very competitive prices with an assortment of approximately 7,000 products. Harveys is a strong regional supermarket operator in rural areas in Georgia and Northern Florida.

In the Northeast of the U.S., Hannaford operates large supermarkets most of which feature a pharmacy. Hannaford focuses on exceptional perishable variety and quality while being very well positioned and perceived in terms of price. Hannaford is a pioneer in new industry developments, in food products, services and shopping experience.

On the West Coast of Florida, Sweetbay is an entirely new brand in a fast growing market with a strong focus on fresh products and service departments combined with a competitive value proposition. Sweetbay also has a strong ethnic offering to serve its diverse Floridian customer base.

DELHAIZE GROUP / ANNUAL REPORT 2007  37

NUMBER OF STORES

(DECEMBER 31, 2007)

Maine (ME)	51
New Hampshire (NH)	30
Vermont (VT)	14
Massachusetts (MA)	25
New York (NY)	45
Pennsylvania (PA)	7
Delaware (DE)	17
Maryland (MD)	79
Virginia (VA)	327
West Virginia (WV)	17
Kentucky (KY)	11
Tennessee (TN)	65
North Carolina (NC)	496
South Carolina (SC)	142
Georgia (GA)	101
Florida (FL)	143

TOTAL	1,570

STORE NETWORK

Food Lion

Food Lion, LLC operated 1,299 stores across 11 states at the end of 2007. Food Lion, LLC opened 32 new stores (including 3 Bloom and 3 Harveys stores), taking into consideration 17 store closings resulting in a net increase of 15 stores. The company touched close to 140 of its stores in its remodel programs. During 2007, the Myrtle Beach, South Carolina (20 stores) and Norfolk, Virginia (84 stores) markets were renewed.

Hannaford

Hannaford ended the year with 165 stores which represents an increase of seven new stores over last year. In two years, Hannaford has opened 20 stores, an accelerated pace. In 2007, Hannaford remodeled nine stores.

Sweetbay

In 2007, Sweetbay finished the ambitious conversion project from the Kash n’ Karry to the Sweetbay brand. At the end of August 2007, Sweetbay completed the last conversion concluding a three-year remodel and re-branding program. In 2007, 30 stores were converted, 5 stores opened and 6 stores closed. Sweetbay operated 106 supermarkets in the state of Florida at the end of 2007.

38  DELHAIZE GROUP / ANNUAL REPORT 2007

FOOD LION

OUR U.S. STORES OFFER A LARGE FOOD VARIETY, EXCELLENT SERVICE, COMPETITIVE PRICING AND A CONVENIENT LOCATION AND STORE LAYOUT

Performance

In 2007, revenues of Delhaize Group's U.S. companies grew by 5.1% to USD 18.2 billion (EUR 13.3 billion). Comparable store sales increased by 3.8%. Sales were strong at Food Lion and Hannaford throughout the year. Sales at most Sweetbay stores gained momentum during the second half of 2007 due to the finalization of the conversion program and major price reductions.

Gross margin increased by 20 basis points to 27.4%, due to a combination of sales mix improvements, particularly as a result of higher sales in fresh produce and private brand products at Food Lion, margin optimization at Food Lion and excellent inventory management at Hannaford. These gross margin improvements were partially offset by price investments at Hannaford and Sweetbay. Selling, general and administrative expenses as a percentage of revenues increased by 16 basis points, due to increased payroll expenses, higher advertising expenses and rising fuel prices. Operating margin increased by 7 basis points to 5.6% and operating profit grew by 6.4%.

DELHAIZE GROUP / ANNUAL REPORT 2007  39

As of December 31, 2007
Stores	139	17	205	24	166	61	126
Format	Company- operated supermarkets	Company- operated supermarkets	Affiliated supermarkets	Company- operated urban convenience stores	Affiliated convenience stores	Affiliated convenience stores	Franchised and company- operated pet food stores
Average Surface (sq.m.)	1,910	1,140	1,130	530	500	140	440

Number of Products	19,500	13,000	12,000-18,000	7,000	8,000	2,000	3,600

2007 HIGHLIGHTS

STRENGTHENED PRICE FOCUS

ADDED 27 STORES FOR A TOTAL OF 738

CONTINUED INTEGRATION OF CASH FRESH

COMPLETED SALE OF DI BEAUTY AND BODY CARE STORES

MARKET

In 2007, the Belgian real GDP grew by 2.6%, compared to 2.9% growth in 20061. The unemployement rate decreased 9.5% compared to 2006. Overall consumer confidence improved from a difficult 2006 during the year but decreased again at the end of the year. Overall inflation was 1.8%, and national food inflation was 3.6%2. Retail capacity particularly discount stores, grew significantly with 69 net competitive store openings compared to the end of 2006. During 2007, consumer attention was increasingly focused on price as inflation reached high levels and economic uncertainty grew.

STRATEGY

Delhaize Belgium goes to market through a variety of company-operated and affiliated store formats: supermarkets, convenience stores and specialty stores. Delhaize Belgium builds on a number of strategic pillars to grow sales: a differentiated and very attractive assortment, convenient stores, a competitive price proposition, and continued network growth.

STORE NETWORK

In 2007, Delhaize Belgium on a net basis added 27 stores to its network. This includes six company-operated supermarkets in Belgium, 32 proximity stores, one City store and a company operated supermarket in Köln. Delhaize Belgium converted 20 Cash Fresh stores to Delhaize banners. At the end of 2007, 17 Cash Fresh stores remained to be converted. Delhaize Group expects to complete the Cash Fresh conversion in 2008. The company expanded its network of pet supply stores with the addition of nine Tom & Co units, including the first store in the North of France. Delhaize Belgium sold Di, its health and beauty chain, in 2007.

An important part of the growth of Delhaize Belgium is based on the continued expansion of the network of affiliated stores operating under Delhaize banners. These stores include large supermarkets as well as smaller sized proximity stores. Over the past years, these affiliated operators have invested heavily in remodeling their stores and are increasingly adopting the new concepts developed in the company-operated stores such as open fish workshops, deli stands and butcher shops.

1	Source: National Bank of Belgium
2	Source: Belgian Federal Ministry of Economic Affairs

40  DELHAIZE GROUP / ANNUAL REPORT 2007

	2007	2006		Change
Number of stores	738	711	**	+27
Revenues*	4,359.4	4,285.2		+1.7%
Operating profit*	179.0	183.8		-2.7%
Operating margin	4.1%	4.3%		-19	bps
Capital expenditures*	114.0	107.2		+6.3%
Number of associates	17,190	18,081	***	-4.9%

*	In millions of EUR
**	Excluding 132 Di stores sold in the second quarter of 2007
***	Includes 492 associates working in company-operated Di-stores that we sold in 2007.

OUTLOOK FOR 2008

FINISH CONVERSION OF CASH FRESH STORES TO DELHAIZE BANNERS

CONTINUE SECOND PHASE OF DISTRIBUTION CENTER EXPANSION

START EXECUTION OF “EXCEL 2008-2010” PLAN

OPEN BETWEEN 50 AND 55 STORES

At the end of 2007, Delhaize Belgium’s network consisted of 738 stores, including 34 stores in the Grand-Duchy of Luxembourg and four in Germany. Total capital expenditures in Belgium amounted to EUR 114 million, a 6.3% increase from 2006.

PERFORMANCE

In 2007, Delhaize Belgium posted revenues of EUR 4.4 billion, an increase of 1.7% over 2006. Comparable stores sales increased by 1.6%. Total revenue growth was negatively impacted by the divestiture of the Di beauty and body care business at the end of the second quarter of 2007. Excluding the Di divestiture, revenues would have increased by 2.9%. Market share for the full year decreased by 36 basis points to 25.7% (source: AC Nielsen) due to the many competitive openings and the disruptive effect of the conversion of Cash Fresh stores to Delhaize banners.

During 2007, Delhaize Belgium focused mainly on initiatives to bridge the gap between price perception and price reality. It extended the range of its private label assortment, especially in the value line assortment of 365. Particular attention was paid to center store items. The network was expanded even though considerable attention went to the integration and conversion of Cash Fresh stores to Delhaize banners.

The gross margin of Delhaize Belgium decreased by 11 basis points due to continued investments in price competitiveness and higher inventory losses. The lower gross margin, the expenses related to the integration of Cash Fresh and higher depreciation led to a decrease in the operating margin of Delhaize Belgium from 4.3% to 4.1% of revenues. Operating profit decreased by 2.7% to EUR 179.0 million.

In 2008, Delhaize Belgium will start the implementation of its ambitious plan “Excel 2008-2010” aimed at seizing new growth opportunities and addressing competitive challenges. The plan includes a number of initiatives that will accelerate comparable store sales growth, increase network expansion, reduce costs, increase efficiency, support gross margin and reinforce price positioning.

DELHAIZE GROUP / ANNUAL REPORT 2007  41

As of December 31, 2007	]
Stores	102	11	19	17	10
Format	Company operated supermarket	Company-operated urban convenience store	Affiliated convenience store	Affiliated convenience store	Cash & carry stores
Average Surface (sq.m.)	700-3,500	380-550	200-350	500-700	1,450-3,550
Number of Products	13,500	4,600	4,200	6,100	8,500

2007 HIGHLIGHTS

ADDED 11 STORES FOR A TOTAL OF 159

EXPANDED AFFILIATE NETWORK

CONTINUED IMPLEMENTATION OF EFFICIENCY PROJECTS

MODERNIZATION OF STORE NETWORK

MARKET

In 2007, the real gross domestic product of Greece increased by 4.1%, compared to 4.3% in 2006. Unemployment rates continued to decline. Overall inflation was 2.9% (3.2% in 2006) and national food inflation amounted to 3.2% (3.8% in 2006)1. Competitors added 26 stores during the year.

STRATEGY

Alfa-Beta strives to be the preferred Greek food retailer. Its stores are focused on fresh products, local specialties and outstanding variety, service and convenience. The company operates a rapidly growing multi-format store network comprising supermarkets, proximity stores and cash and carry stores.

STORE NETWORK

In 2007, Alfa-Beta added 11 stores to its network, including five company-operated supermarkets and six proximity stores operated by independent store owners. At the end of 2007, the Alfa-Beta store network consisted of 159 stores. Alfa-Beta’s total capital expenditures decreased by 2.1% to EUR 36.7 million.

PERFORMANCE

In 2007, Alfa-Beta posted revenues of EUR 1.2 billion, an increase of 13.9% compared to 2006, a second year of double digit organic revenue growth. This increase is the result of high comparable store sales growth and store network expansion leading to an increase in market share from 12.8% in 2006 to 13.7% in 2007 (source: AC Nielsen).

1	Source: General Secretariat of National Statistical Service of Greece

42  DELHAIZE GROUP / ANNUAL REPORT 2007

	2007	2006	Change
Number of stores	159	148	+11
Revenues*	1,173.1	1,030.3	+13.9%
Operating profit*	51.5	32.8	+56.8%
Operating margin	4.4%	3.2%	+121	bps
Capital expenditures*	36.7	37.5	-2.1%
Number of associates	7,545	7,209	+4.7%

*	In millions of EUR

OUTLOOK FOR 2008

FURTHER REINFORCE DIFFERENTIATION IN ASSORTMENT AND SERVICE

COMPLETE PLUS HELLAS ACQUISITION AND CONVERT STORES TO ALFA-BETA BANNERS

ADD 49 STORES FOR A TOTAL OF 208 (INCLUDING 33 PLUS HELLAS STORES)

Alfa-Beta continued to extend its product range, including new private label items. It increased its service offering, supported a competitive price policy and executed a dynamic remodeling and store opening program. The company continued to invest in store and supply chain efficiency.

Alfa-Beta increased its gross margin from 22.2% to 22.9% in 2007 due to a more favorable sales mix and better inventory management partially offset by price investments during the year. Selling, general and administrative expenses declined 57 basis points as a percentage of revenues to 18.8%, due to strong sales and cost discipline. As a consequence, operating margin significantly increased to 4.4% of revenues (3.2% in 2006). The higher operating margin and revenues resulted in a 56.8% increase in operating profit to EUR 51.5 million.

PLUS HELLAS ACQUISITION

At the beginning of 2008, Alfa-Beta concluded an agreement to acquire the Greek retailer Plus Hellas. This transaction, expected to be closed in the second quarter of 2008, presents a great fill-in opportunity for Alfa-Beta. The chain operates 33 stores, most of which are located in the north of Greece. The agreement also includes a new distribution center. Plus Hellas has several new stores in its development. The purchase price is EUR 69.5 million, subject to contractual adjustments. The Plus stores will be converted to Alfa-Beta banners.

DELHAIZE GROUP / ANNUAL REPORT 2007  43

As of December 31, 2007
Stores	22	56
Area	Bucharest, Constanta (Romania)	Java, Sumatra (Indonesia)
Format	Supermarket	Supermarket
Average Surface (sq.m.)	800	830
Number of Products	8,100	7,000

2007 HIGHLIGHTS

ADDED FOUR STORES IN ROMANIA AND SIX IN INDONESIA

COMPLETED NEW DISTRIBUTION CENTER IN INDONESIA

EXPANDED VALUE LINE 365

COMPLETED THE DELVITA DIVESTMENT

MARKET

Romania

In 2007, real gross domestic product in Romania increased by 6.0%. General inflation was 4.9%, while food inflation amounted to 9.4%.1

Indonesia

General inflation in Indonesia amounted to 6.6% in 20072. Real gross domestic product growth was 6.1%. The Indonesian economy accelerated during 2007, but high oil prices continued to weigh on the consumers’ buying power.

STRATEGY

Lion Super Indo (51% owned by Delhaize Group) and Mega Image focus on urban areas with a supermarket concept comprising fresh products, variety, proximity and low prices. In these markets, Delhaize Group fosters local management expertise offering training and support from mature operations in the Group.

STORE NETWORK

The Emerging Markets sales network of Delhaize Group included 78 supermarkets at year-end, ten more than in 2006. Of these, 22 stores were located in Romania and 56 in Indonesia. Thirteen Super Indo and six Mega Image stores were remodeled. In 2008, Delhaize Group expects to increase its sales network in its Emerging Markets by 15 units to a total of 93 stores.

1	Source: Eurostat
2	Source: Bank of Indonesia

44  DELHAIZE GROUP / ANNUAL REPORT 2007

	2007	2006	Change
Number of stores	78	68	+10
Revenues*	165.5	136.9	+20.9%
Operating profit*	3.8	0.3	N/A
Operating margin	2.3%	0.2%	+215	bps
Capital expenditures*	12.2	12.1	+0.8%
Number of associates	5,176	4,629	+11.8%

*	In millions of EUR

OUTLOOK FOR 2008

ADD APPROXIMATELY 15 STORES TO THE NETWORK

FURTHER EXTEND PRODUCT ASSORTMENT

INCREASE STORE EFFICIENCY

PERFORMANCE

In 2007, the Emerging Markets segment of Delhaize Group (including 51% of Lion Super Indo) recorded revenue growth of 20.9% to EUR 165.5 million. This growth was fueled by strong comparable store sales growth and continued network expansion in both countries. Product assortments continued to be extended and innovated. In 2007, both Mega Image and Lion Super Indo moved to new distribution facilities to increase efficiency and service levels to the stores. Delhaize Group’s Emerging Markets segment generated operating profit of EUR 3.8 million in 2007.

Delhaize Group plans to further increase store efficiency and product offering innovation at Mega Image and Lion Super Indo in 2008.

SALE OF DELVITA

In the fall of 2006, Delhaize Group announced an agreement to sell its Czech business Delvita to the German Rewe Group. Delhaize Group completed this transaction in the second quarter of 2007.

DELHAIZE GROUP / ANNUAL REPORT 2007  45

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

BARON JACOBS (1940)

Chairman since 2005

Former Chairman of the Executive

Committee of UCB

Chairman of the Board of UCB,

Board member of Belgacom and Brussels Airlines

Former Chairman of Federation of Enterprises in Belgium and Former President of Unice

Dr. at Laws, Master of Econ. Sciences

Elected 2003

PIERRE-OLIVIER BECKERS (1960)

President and CEO since 1999

President of the Belgian Olympic and

Interfederal Committee

Board member of CIES and Food Marketing Institute

Master of Applied Economics, MBA

Elected 1995

CLAIRE BABROWSKI (1957)

EVP and Chief Operating Officer of Toys “R” US

Former COO and former acting CEO of RadioShack

Former Senior EVP and Chief Restaurant Operations

Officer of McDonald’s Corp.

MBA

Elected 2006

COUNT DE PRET ROOSE DE CALESBERG (1944)

Former CFO of Umicore and UCB

Board member of Inbev, Umicore, UCB and Sibelco

Member of the Supervisory Board of Euronext

(Netherlands) and Lesaffre & Cie

Commercial Engineer

Elected 2002

JACQUES DE VAUCLEROY (1961) Member Executive Board ING Group and CEO of ING Insurance Europe Degree in Law, Master of Business Law Elected 2005	HUGH FARRINGTON (1945) Former President and CEO of Hannaford Former Vice Chairman of Delhaize America Former Executive Vice President of Delhaize Group BA in History, MA in Teaching Elected 2005

COUNT GOBLET D’ALVIELLA (1948) CEO of Sofina Board member at Sofina, Suez, Eurazeo, Danone, Caledonia Investments Former Managing Director of Paine Webber Group Commercial Engineer, MBA Elected 2001

ROBERT J. MURRAY (1941)

Former Chairman, President and CEO of

New England Business Service

Former EVP North Atlantic Group Gillette

Former Board member of Hannaford

Board member of LoJack Corp., The Hannover Insurance Group, IDEXX Corp., Tupperware Brands

Bachelor of Science in Business Administration, MBA

Elected 2001

WILLIAM L. ROPER, MD (1948)

Dean of UNC School of Medicine

CEO of UNC Healthcare System

Professor of health policy and administration

at the School of Public Health

Doctor of Medicine, MA in Public Health

Elected 2003

DIDIER SMITS (1962) Managing Director of Papeteries Aubry Former Manager of Advanced Technics Company Master in Econ. and Fin. Sciences Elected 1996

BARON VANSTEENKISTE (1947)

CEO of Recticel

Chairman of Spector Photo Group and Telindus

Board member of Sioen, Ter Beke Vleeswaren,

Companie du Bois Sauvage, Fortis Bank

Former Chairman of Federation of Enterprises in Belgium

Civil Engineer

Elected 2005

46  DELHAIZE GROUP / ANNUAL REPORT 2007

EXECUTIVE COMMITTEE

PIERRE-OLIVIER BECKERS (1960) President and CEO Manager of the Year 2000 (Trends/Tendances) Master in Applied Economics, MBA Joined Delhaize Group in 1983	RICK ANICETTI (1957) EVP Delhaize Group and President and CEO of Food Lion BA in Political Science Joined Hannaford in 1980

RENAUD COGELS (1949) EVP Delhaize Group, Head of Global Sourcing and CEO Southeastern Europe and Asia Master in Economics Joined Delhaize Group in 1977

MICHEL EECKHOUT (1949)

EVP Delhaize Group and Chief Information Officer (until June 30, 2007)

EVP Delhaize Group and CEO Delhaize

Belgium (as of July 1, 2007)

Master in Economics, Executive Master in General Management

Joined Delhaize Group in 1978

RON HODGE (1948) EVP Delhaize Group and President and CEO of Hannaford BS in Business Administration Joined Hannaford in 1980	NICOLAS HOLLANDERS (1962) EVP of Human Resources and Organizational Development Delhaize Group Master in Law and Notary Law, Post Graduate in Economics Joined Delhaize Group in March 2007

CRAIG OWENS (1954) EVP and CFO Delhaize Group BA in Politics, MBA, MA International Affairs Joined Delhaize Group in 2001	MICHAEL WALLER (1953) EVP, General Counsel and General Secretary Delhaize Group BA in Psychology, Juris Doctorate Joined Delhaize Group in 2000

THE FOLLOWING FORMER DIRECTORS AND EXECUTIVES HAVE BEEN GRANTED A HONORARY TITLE IN GRATITUDE FOR THEIR CONTRIBUTION TO DELHAIZE GROUP:

¡	Honorary Chairman and Chief Executive Officer: Chevalier Guy Beckers, Baron de Vaucleroy

¡	Honorary Chairman and Director: Mr. Frans Vreys

¡	Honorary Director: Mr. Jacques Boël, Mr. Roger Boin, Mr. Raymond-Max Boon, Baron de Cooman d’Herlinckhove, Mr. William G. Ferguson, Mrs. Victor Wolff-Vieujant

¡	Honorary General Secretary and Member of the Executive Committee: Mr. Jean-Claude Coppieters ‘t Wallant

¡	Honorary Members of the Executive Committee: Mr. Pierre Malevez, Mr. Arthur Goethals

¡	Honorary Secretary of the Executive Committee: Mr. Pierre Dumont

Mr. Henry Stroobant, Honorary Chairman and Director, passed away on February 18, 2007. Chevalier Philippe van der Plancke, Honorary Director, passed away on March 4, 2007. Delhaize Group expresses its gratitude for their contributions to the Company and offers their families its sincere condolences.

DELHAIZE GROUP / ANNUAL REPORT 2007  47

CORPORATE GOVERNANCE

The Delhaize Group Board of Directors and its management ensure that the Company serves the interests of its shareholders and other key stakeholders with the highest standards of responsibility, integrity and compliance with all laws. Dehaize Group strives to continually earn investor confidence by being a leader in good corporate governance, complying with the law wherever it operates and providing clear, consistent and transparent communication about its performance and strategy. Upholding this commitment is in line with our high ethical standards and is important for our continued success.

CORPORATE GOVERNANCE CHARTER OF DELHAIZE GROUP

In accordance with the recommendations and guidelines described in the Belgian Code on Corporate Governance, the corporate governance framework in which Delhaize Group operates is specified in Delhaize Group’s Corporate Governance Charter. The Corporate Governance Charter is reviewed and updated from time to time. The latest update of the Charter is available on the Company’s website (www.delhaizegroup.com).

The Corporate Governance Charter of Delhaize Group includes the rules and policies of the Company that, together with applicable law, the securities exchange rules and the Company’s Articles of Association, govern the manner in which the Company operates.

While the Company refers to its Corporate Governance Charter for its corporate governance framework, this Corporate Governance chapter in the annual report focuses, as recommended by the Belgian Code on Corporate Governance, on factual information relating to the Company’s corporate governance, including changes in the Company’s corporate governance structure together with relevant events that took place during 2007.

THE BOARD OF DIRECTORS

Mission of the Board of Directors

The Board of Directors of Delhaize Group is responsible for the strategy and the management of the Company in its best corporate interests. This responsibility includes the maximization of shareholder value, including the optimization of long-term financial returns, while also taking into account the responsibilities the Company has to its customers, associates, suppliers and the communities where it operates. To achieve this, the Board of Directors, as the Company’s ultimate decision-making body, is entrusted with all powers that are not reserved by law to the General Meeting of shareholders.

The Terms of Reference of the Board are attached as Exhibit A to the Company’s Corporate Governance Charter.

Composition of the Board of Directors

On December 31, 2007, the Board of Directors of Delhaize Group consisted of eleven members, including ten non-executive directors and one executive director. As indicated in the Terms of Reference of the Board of Directors, the Board periodically reviews the Board membership criteria in the context of the current make-up of the Board and its committees against current and future conditions and circumstances.

The Board of Directors has determined that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the New York Stock Exchange (NYSE). The Board made its determination based on information furnished by all directors regarding their relationships with Delhaize Group.

The shareholders also have determined that all directors with the exception of Chief Executive Officer Pierre-Olivier Beckers are independent under the criteria of the Belgian Company Code. Such determination was made, as applicable, either upon a director’s election or re-election to the Board or at the Ordinary General Meeting held in 2004 under applicable transition rules.

Activity Report of the Board in 2007

In 2007, the Board of Directors met six times. All directors were present at all of those meetings.

In 2007, the Board’s activities included, among others:

•	Regular closed sessions with and without the Chief Executive Officer of Delhaize Group

•	Two-day annual strategic session on key strategic issues and related follow-up discussions

•	Approval of the annual budget and the three-year financial plan

•	Regular business reviews

•	Review of forecasts

•	Review and approval of quarterly and annual financial statements

•

Adoption of the annual accounts including proposed allocation of profits and dividend proposal, the consolidated financial statements, Management’s Report on the annual accounts and the consolidated financial statements and the annual report

•	Approval of revenues and earnings press releases

•	Review and decision on possible acquisitions and divestitures

•	Review and decision on financing matters

•	Regular review and update on treasury matters

•	Reports of Committee Chairmen and decisions on Committee recommendations

•	Call and adoption of the agendas of the Extraordinary and Ordinary General Meetings

•	Nomination of Directors for renewal of their directors’ mandate and assessment of their independence

•	Appointment of management representatives in accordance with Article 22 of the Articles of Association

48  DELHAIZE GROUP / ANNUAL REPORT 2007

Delhaize Group Board of Directors and Committee Membership in 2007

Name (year of birth)	Position	Director Since	Term Expires	Membership Audit Committee		Membership Remuneration and Nomination Committee
Baron Jacobs (1940)	Chairman(1)	May 2003	2009			Chair
Pierre-Olivier Beckers (1960)	President, Chief Executive Officer, and Director	May 1995	2009
Claire Babrowski (1957)	Director(1)	May 2006	2009	X	(2)
Count de Pret Roose de Calesberg (1944)	Director(1)	May 2002	2008	X
Jacques de Vaucleroy (1961)	Director(1)	May 2005	2008
Hugh Farrington (1945)	Director(1)	May 2005	2008			X
Count Goblet d’Alviella (1948)	Director(1)	May 2001	2010			X
Robert J. Murray (1941)	Director(1)	May 2001	2010	Chair		X
Dr. William Roper (1948)	Director(1)	July 2003	2010
Didier Smits (1962)	Director(1)	May 1996	2009	X
Baron Vansteenkiste (1947)	Director(1)	May 2005	2008

(1)	Independent director under the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules.
(2)	Ms. Babrowski joined the Audit Committee effective March 14, 2007.

Nomination and Tenure of Directors

Pursuant to the Company’s Articles of Association, directors may be appointed by the general meeting of shareholders for a maximum term of six years. In practice, the members of the Board are appointed for a maximum term of three years. No director after having attained the age of 70 years shall be nominated for re-election or reappointment to the Board. Directors may be removed from office at any time by a majority vote at any general meeting of shareholders.

Proposed Renewal of Director Mandates

Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the renewal of the mandate of the incumbent directors Count de Pret Roose de Calesberg, Jacques de Vaucleroy, Hugh Farrington and Baron Vansteenkiste for a term of three years to the shareholders at the Ordinary General Meeting to be held on May 22, 2008.

The Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules and determined that, based on the information provided by Count de Pret Roose de Calesberg, Jacques de Vaucleroy, Hugh Farrington and Baron Vansteenkiste, each of them qualify as independent under all these criteria. The Board will propose at the Ordinary General Meeting of May 22, 2008 that the shareholders acknowledge that Count de Pret Roose de Calesberg, Jacques de Vaucleroy, Hugh Farrington and Baron Vansteenkiste are independent within the meaning of the Belgian Company Code.

Proposed Appointment of New Director

Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the appointment of Mr. François Cornélis as director for a term of three years to the shareholders at the Ordinary General Meeting to be held on May 22, 2008.

Mr. Cornélis (58) has been Vice Chairman of the Executive Committee of Total and President of its chemicals division since 2003. He joined PetroFina in 1973 and was appointed CEO and Managing Director of PetroFina in 1990. He became Vice Chairman of the Executive Committee first of Totalfina after the merger of Total with PetroFina in 1999, and in 2000 of TotalFinaElf (renamed Total in 2003) after the merger with Elf. Mr. Cornélis is Chairman of the European Chemical Industry Council (CEFIC) and the Royal Automobile Club of Belgium and a member of the Global Advisory Council of The Conference Board and Chairman of its European Steering Committee. He is also Director of Sofina. Mr. Cornélis holds a degree in mechanical engineering from the Université Catholique de Louvain (UCL), Belgium.

The Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Company Code, the Corporate Governance Code and NYSE rules and determined that, based on the information provided by Mr. Cornélis, he qualifies as independent under all these criteria. The Board will propose at the Ordinary General Meeting of May 22, 2008 that the shareholders acknowledge that Mr. Cornélis is independent within the meaning of the Belgian Company Code.

DELHAIZE GROUP / ANNUAL REPORT 2007  49

CORPORATE GOVERNANCE

Remuneration of the Board

The Company’s directors are remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by the Company’s shareholders. The maximum amount approved by the shareholders is EUR 80,000 per year per director, increased with an additional amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board and increased with an amount of up to EUR 5,000 per year for services as a member of any standing committee of the Board. For the Chairman of the Board, the maximum amount is EUR 160,000 per year (including any amount due as Chairman or member of any standing committee).

Non-executive directors of the Company do not receive any remuneration, benefits, equity-linked consideration or other incentives from the Company other than their remuneration for their service as director of the Company. The amount of the remuneration granted for fiscal year 2007 individually to directors of the Company is described in Note 38 to the Financial Statements, “Related Party Transactions”, page 102. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any member of the Board.

Committees of the Board of Directors

The Board of Directors has two standing committees: the Audit Committee and the Remuneration and Nomination Committee. The table on page 49 provides an overview of the membership of the standing committees of the Board of Directors.

Audit Committee

The Audit Committee was appointed by the Board to assist the Board in monitoring the integrity of the financial statements of the Company, the Company’s compliance with legal and regulatory requirements, the Statutory Auditor’s qualification and independence, the performance of the Company’s internal audit function and Statutory Auditor, and the Company’s internal controls and risk management. The Audit Committee’s specific responsibilities are set forth in the Terms of Reference of the Audit Committee, which are attached as Exhibit B to the Company’s Corporate Governance Charter.

The Audit Committee is composed solely of independent directors. The composition of the Audit Committee can be found in the table on page 49. The Board of Directors has also determined that Mr. Robert J. Murray, Count de Pret Roose de Calesberg, and Ms. Claire Babrowski are “audit committee financial experts” as defined under applicable U.S. law.

In 2007, the Audit Committee met five times. All members of the Audit Committee attended all of those meetings.

The activities of the Audit Committee in 2007 included, among others:

•	Review of financial statements and related revenues and earnings press releases

•	Review of the effect of regulatory and accounting initiatives and any off-balance sheet structures on the financial statements

•	Review of changes, as applicable, in accounting principles and valuation rules

•	Review of U.S. Securities and Exchange Commission comments to the 2006 annual report on Form 20-F and the Company’s responses

•	Review of the Internal Audit Plan

•	Review of Management’s Representation Letter

•	Review of the Audit Committee Charter Required Actions Checklist

•	Review of reports concerning the policy on complaints (SOX 301 Reports Policy/Sentinel Hotline)

•	Review of SOX 404 compliance plan for 2007

•	Review of General Counsel reports

•	Review and evaluation of the lead partner of the independent auditor

•	Holding separate closed sessions with the independent auditor and with the Company’s Chief Audit Officer

•	Review and approval of the Policy for Audit Committee Approval of Independent Auditor Services

•	Review of required communications from the independent auditor

•	Review and approve the Statutory Auditor’s global audit plan for 2007

Remuneration and Nomination Committee

The principal responsibilities of the Remuneration and Nomination Committee are to: (i) identify individuals qualified to become Board members, consistent with criteria approved by the Board; (ii) recommend to the Board the director nominees for each Ordinary General Meeting; (iii) recommend to the Board director nominees to fill vacancies, (iv) recommend to the Board qualified and experienced directors for service on the committees of the Board; (v) recommend to the Board the compensation of the members of executive management, (vi) recommend to the Board any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for the Company’s associates; (vii) evaluate the performance of the Chief Executive Officer; and (viii) advise the Board on other compensation issues. The Remuneration and Nomination Committee’s specific responsibilities are set forth in the Terms of Reference of the Remuneration and Nomination Committee, which are attached as Exhibit C to the Company’s Corporate Governance Charter.

The Remuneration and Nomination Committee is composed solely of non-executive directors, and all of them are independent directors under the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the NYSE. The composition of the Remuneration and Nomination Committee can be found in the table on page 49.

In 2007, the Remuneration and Nomination Committee met five times. All members of the Remuneration and Nomination Committee attended all of those meetings.

The activities of the Remuneration and Nomination Committee in 2007 included, among others:

•	Approval of benchmark parameters and related data for 2007 compensation review

•	Review of and recommendation for senior management compensation individually and review variable remuneration for other levels of management in the aggregate

50  DELHAIZE GROUP / ANNUAL REPORT 2007

•	Recommendation for Board approval of director nominations and director’s compensation

•	Recommendation of approval of 2007 annual incentive bonus funding

•	Review of and recommendations on long-term incentive programs

•	Recommendation on 2007 Board remuneration

•	Recommendation on renewal of director mandates and review of independence qualifications

•	Review of and recommendation on independence of Board members

•	Review of independence of outside compensation consultants and approval of retention of those consultants

EXECUTIVE MANAGEMENT

Chief Executive Officer and Executive Committee

Delhaize Group’s Chief Executive Officer, Pierre-Olivier Beckers, is in charge of the day-to-day management of the Company with the assistance of the Executive Committee (together referred to as “Executive Management”). The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of the Company. The Terms of Reference of Executive Management are attached as Exhibit D to the Company’s Corporate Governance Charter.

The composition of the Executive Committee and the changes thereto in the course of 2007 can be found on page 47 of this report.

The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the sole member of the Executive Committee who is also a member of the Board of Directors.

Remuneration Policy

The individual remuneration of the members of Delhaize Group’s Executive Management is determined by the Board of Directors upon the recommendation of the Remuneration and Nomination Committee. The Remuneration Policy of the Company is attached as Exhibit E to the Company’s Corporate Governance Charter.

Executive Management Compensation in 2007

For the year 2007, the aggregate amount of compensation, including contributions to pension plans, but excluding employer social security contributions and expense for share-based compensation, expensed by Delhaize Group and its subsidiaries for Executive Management as a group for services was EUR 12.7 million compared to EUR 11.0 million in 2006. Employer social security contributions and share-based compensation expense for the Executive Management in the aggregate are disclosed in Note 38 to the Financial Statements (page 102). An aggregate number of 144,598 Delhaize Group stock options/warrants and 26,760 restricted stock unit awards were granted to the Executive Management in 2007. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any member of the Executive Management.

In line with the recommendation of the Belgian Code on Corporate Governance, the compensation and benefits paid by Delhaize Group and its subsidiaries individually to Mr. Pierre-Olivier Beckers, President and Chief Executive Officer, and in the aggregate to the nine other members of the Executive Management in 2007 is described in Note 38 to the Financial Statements, “Related Party Transactions” (page 102).

The Executive Managers also participate in the equity-linked component of the Company’s long-term incentive program. The aggregate numbers of Delhaize Group shares, stock options/warrants or other rights to acquire Delhaize Group shares granted by the Company and its subsidiaries during 2007 to the Chief Executive Officer and other Executive Managers are described individually in Note 38 to the Financial Statements, “Related Party Transactions” (page 102).

Main Contractual Terms of Hiring and Termination Arrangements with Executive Managers

The Company’s Executive Managers, in accordance with employment-related agreements and applicable law, are (i) compensated in line with the Company’s Remuneration Policy, (ii) assigned duties and responsibilities in line with current market practice for their position and with the Company’s Terms of Reference of the Executive Management, (iii) required to abide by the Company’s policies and procedures, including the Company’s Code of Business Conduct and Ethics, (iv) subject to confidentiality and non-compete obligations to the extent authorized by law and (v) subject to other clauses typically included in employment agreements for executives. In addition, for the Executive Managers, the combination of employment-related agreements and applicable law provide for, or would likely result in: (i) payment of approximately 2-3 times base salary and annual incentive bonus, accelerated vesting of all or substantially all of the long-term incentive awards, and the continuation of Company health and welfare benefits for a comparable period, in the case of termination without cause by the Company or for good reason by the Executive Manager, and (ii) accelerated vesting of all or substantially all of the long-term incentive awards, in the event of a change of control of the Company.

SHAREHOLDERS

Each holder of Delhaize Group ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda, provided that such holder complies with the formalities specified in the notice for the meeting.

To vote at a general meeting of shareholders, a Delhaize Group shareholder must deposit his or her Delhaize Group ordinary shares for which voting rights will be exercised with Delhaize Group’s registered office, or such other place as specified in the notice for the meeting, at least four business days prior to such meeting.

Similarly, a holder of Delhaize Group American Depositary Receipts (“ADRs”) who gives voting instructions to the depositary must arrange for blocking transfers of those ADRs during the period from the date on which such voting instructions are received by the depositary until the day after such meeting.

DELHAIZE GROUP / ANNUAL REPORT 2007  51

CORPORATE GOVERNANCE

Belgian law does not require a quorum for the ordinary general meetings of shareholders. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting.

Resolutions to amend any provision of the Articles of Association, including any decision to increase the capital or an amendment which would create an additional class of shares, require a quorum of 50% of the issued capital at an extraordinary general meeting (provided that if this quorum is not reached, the Board may call a second extraordinary general meeting for which no quorum is required), as well as the affirmative vote of at least 75% of the shares present or represented and voting at the meeting, or 80% of such shares if the amendment would change Delhaize Group’s corporate objective or authorize the Board to repurchase Delhaize Group ordinary shares.

Extraordinary General Meeting of April 27, 2007

The Board called an Extraordinary General Meeting on April 27, 2007. Since the required quorum was not achieved, no decisions were taken during that meeting, and a second Extraordinary General Meeting, which was combined with the Ordinary General Meeting into a single meeting, was called with the same agenda on May 24, 2007.

Ordinary and Extraordinary General Meeting of May 24, 2007

The Ordinary General Meeting is held annually at the call of the Board of Directors. The Ordinary and Extraordinary General Meeting of 2007 was held on May 24, 2007. During the Ordinary General Meeting portion of the meeting, the Company’s management presented the Management Report, the report of the statutory auditor and the consolidated annual accounts. The Ordinary General Meeting then approved the non-consolidated annual accounts of fiscal year 2006 and discharged the Company’s directors and the Statutory Auditor of liability for their mandate during 2006. The Ordinary General Meeting decided to renew the director’s mandate of Count Goblet d’Alviella, Mr. Robert J. Murray and Dr. William Roper. The Ordinary General Meeting appointed Count Goblet d’Alviella, Mr. Murray and Dr. Roper as independent directors under the Belgian Company Code. Additionally, the Ordinary General Meeting approved (i) an early redemption of bonds upon a change of control of the Company, (ii) an amendment to the Delhaize Group 2002 Stock Incentive Plan, (iii) the Delhaize Group 2007 Stock Option Plan for associates of non-U.S. companies with respect to equity awards that could be granted to Executive Management and (iv) the accelerated vesting of stock options to be granted under those plans upon a change of control over the Company.

During the Extraordinary General Meeting portion of the meeting, the shareholders renewed the power of the Board of Directors to increase the share capital of Delhaize Group and to repurchase its own shares and approved the progressive conversion of Delhaize Group ordinary shares in bearer form to dematerialized form and the means of voting in writing at shareholder meetings. The minutes of the Ordinary and Extraordinary General Meeting of May 24, 2007, including the voting results, are available on the Company’s website together with all other relevant documents.

Shareholder Structure and Ownership Reporting

Based on currently applicable Belgian law and the Company’s Articles of Association, any beneficial owner or any two or more persons acting as a partnership, limited partnership, syndicate or group (each of which shall be deemed a “person” for such purposes) who, after acquiring directly or indirectly the beneficial ownership of any shares, American Depositary Receipts (“ADRs”) or other securities giving the right to acquire additional shares or ADRs of the Company, is directly or indirectly the beneficial owner of 3%, 5% or any other multiple of 5% of the total outstanding and potential voting rights of the Company which causes such beneficial owner’s total voting rights to increase or decrease past any such threshold percentage, shall report its ownership to the Company and to the Belgian Banking, Finance and Insurance Commission. Under the current regime (as set forth in the March 2, 1989 Law on the disclosure of important participations in listed companies and the regulation of public takeovers or in the Royal Decree implementing this law). such ownership notification must be made within two Belgian business days after such person makes such acquisition or disposition. The current regime on ownership notification will change as a result of the entry into force of the Law of May 2, 2007, implementing in Belgian law the EU Transparency Directive. This Law shall enter into force on September 1, 2008. In order to take the new legislation into account, the Board of Directors of the Company intends to propose to the shareholders, at the General Meeting of Shareholders to be held in May 2008, the approval of modifications to the Company’s Articles of Association reflecting the new legislation.

Any person failing to comply with the reporting requirements mentioned above may forfeit all or part of the rights attributable to such Delhaize Group securities, including, but not limited to, voting rights or rights to distributions of cash or share dividends or may even be ordered by the President of the Belgian Commercial Court to sell the securities concerned to a non-related party.

Delhaize Group is not aware of the existence of any shareholders’ agreement with respect to the voting rights pertaining to the securities of the Company.

With the exception of the shareholders identified in the table below, no shareholder or group of shareholders had declared as of December 31, 2007 holdings of at least 3% of the outstanding shares, warrants and convertible bonds of Delhaize Group.

52  DELHAIZE GROUP / ANNUAL REPORT 2007

Date of Notification	Name of Shareholder	Number of Shares Held	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds According to the Notification	Shareholding in Percentage of the Current Number of Outstanding Shares, Warrants and Convertible Bonds
June 15, 2007	Rebelco SA (subsidiary of Sofina SA) Rue de l’industrie 31 1040 Brussels Belgium	4,050,000	3.8%	3.8%
June 1, 2006 (2)	Axa (consolidated) Avenue Matignon 25 75008 Paris France	4,739,254	4.5%	4.5%

	Including:

	- Alliance Capital Management L.P. (U.S.)(1)	3,193,898	3.0%	3.0%
	- Axa Rosenberg (United Kingdom)(1)	1,545,356	1.5%	1.5%

(1)	Held for third parties account.
(2)	Situation as of June 1, 2006, notified to the Company on September 6, 2007.

DELHAIZE GROUP / ANNUAL REPORT 2007  53

CORPORATE GOVERNANCE

On December 31, 2007, the directors and the Company’s Executive Management owned as a group 354,383 ordinary shares or ADRs of Delhaize Group SA, which represented approximately 0.35% of the total number of outstanding shares of the Company as of that date. On December 31, 2007, the Company’s Executive Management owned as a group 658,995 stock options, warrants and restricted stock units over an equal number of existing or new ordinary shares or ADRs of the Company.

EXTERNAL AUDIT

The external audit of Delhaize Group SA is conducted by Deloitte Reviseurs d’Entreprises/Bedrijfsrevisoren, Registered Auditors, represented by Mr. Philip Maeyaert, until the Ordinary General Meeting in 2008.

Certification of Accounts 2007

In 2008, the Statutory Auditor has certified that the statutory annual accounts and the consolidated annual accounts of the Company, prepared in accordance with legal and regulatory requirements applicable in Belgium, for the year ended December 31, 2007 give a true and fair view of its assets, financial situation and results of operations. The Audit Committee reviewed and discussed the results of the Statutory Auditor’s audits of these accounts with the Statutory Auditor.

Statutory Auditor’s Fees for Services Related to 2007

The following table sets forth the fees of the Statutory Auditor and its associated companies relating to the services with respect to fiscal year 2007 to Delhaize Group SA and its subsidiaries.

(in EUR)	2007
a. Statutory audit of Delhaize Group SA (1)	426,650
b. Legal audit of the consolidated financial statements (1)	207,800
Subtotal a,b : Fees as approved by the shareholders at the Ordinary General Meeting	634,450

c. Statutory audit of subsidiaries of Delhaize Group	1,786,203
Subtotal a,b,c: Statutory audit of the Group and subsidiaries	2,420,653

d. Audit of the 20-F (Annual Report filed with the U.S. Securities and Exchange Commission)	39,975
e. Other legally required services	24,930
Subtotal d, e	64,905

f. Consultation and other non-routine audit services	293,272
TOTAL	2,778,830

(1)	Includes fees for limited audit reviews of quarterly and half-yearly financial information.

As a company that has securities registered with the U.S. Securities and Exchange Commission, Delhaize Group must provide (i) a management report on the effectiveness of the Company’s internal control over financial reporting, (ii) an attestation report from the Company’s Statutory Auditor on such management report and (iii) the Statutory Auditor’s assessment of the effectiveness of internal control over financial reporting, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act. This counts for a part of the Statutory Auditor’s fees for the “Statutory audit of Delhaize Group SA”, the “Statutory audit subsidiaries of Delhaize Group” and the “Legal audit of the consolidated financial statements” in 2007.

The Audit Committee has monitored the independence of the Statutory Auditor under the Company’s pre-approval policy, setting forth strict procedures for the approval of non-audit services performed by the Statutory Auditor.

ADDITIONAL GOVERNANCE MATTERS

Related Party Transactions Policy

In line with the recommendations of the Belgian Code on Corporate Governance, the Company adopted a Related Party Transactions Policy containing requirements applicable to the members of the Board and the Executive Management in addition to the requirements of the conflicts of interest policy in the Company’s Code of Business Conduct and Ethics. The Company’s Related Party Transactions Policy is attached as Exhibit G to the Company’s Corporate Governance Charter. The Company’s Code of Business Conduct and Ethics is attached as Exhibit F to the Company’s Corporate Governance Charter. The members of the Board and the Executive Management of the Company and of its subsidiaries completed a Related Party Transaction Questionnaire in 2007 for internal control purposes. Further Information on Related Party Transactions, as defined under International Financial Reporting Standards, can be found under Note 38 to the Financial Statements (page 102).

Insider Trading and Market Manipulation Policy

The Company has a Policy Governing Securities Trading and Prohibiting Market Manipulation (“Trading Policy”) which reflects the Belgian rules of market abuse (consisting of insider trading and market manipulation). The Company’s Trading Policy contains, among other things, strict trading restrictions that apply to persons who regularly have access to material non-public information. More details concerning the Company’s Trading Policy can be found in the Company’s Corporate Governance Charter. The Company maintains a list of persons having access to material non-public information and regularly informed these persons in 2007 about the rules of the Trading Policy and about upcoming restriction periods for trading in Company securities.

Section 404 of the Sarbanes-Oxley Act of 2002

As a company that has securities registered with the U.S. Securities and Exchange Commission, Delhaize Group must provide (i) a management report on the effectiveness of the Company’s internal control over financial reporting, (ii) an attestation report from the Company’s Statutory Auditor on such management report and (iii) the Statutory Auditor’s assessment of the effectiveness of internal control over financial reporting, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act. Management’s assessment and the Statutory Auditor’s related opinions will be included in the Annual Report on Form 20-F for the year ending

54  DELHAIZE GROUP / ANNUAL REPORT 2007

December 31, 2007, which is required to be filed with the U.S. Securities and Exchange Commission by June 30, 2008.

The Group’s 2006 annual report filed on Form 20-F includes management’s conclusion that the Group’s internal control over financial reporting was effective as of December 31, 2006. The Statutory Auditor concluded that this management assessment was, in all material respects, fairly stated and that the Group maintained, in all material respects, effective control over financial reporting as of December 31, 2006.

Compliance with the Belgian Code on Corporate Governance

Delhaize Group follows the corporate governance principles described in the Belgian Code on Corporate Governance. In line with the “comply-or-explain” principle of the Belgian Code on Corporate Governance, the Company concluded that the best interests of the Company and its shareholders are served by variance from the Code in a limited number of specific cases. These variances are explained below:

•

Provision 2.3 of the Belgian Code on Corporate Governance states that, in assessing the independence of directors, all criteria described in Appendix A to the Belgian Code on Corporate Governance should be applied. Delhaize Group applies all such criteria, except for the requirement that an independent director should not have served on the Board of Directors as a non-executive director for more than three terms. The Board of Directors believes that a long tenure does not, as such, impair the independence of a director and therefore does not believe it should establish a limit on the number of terms a director may serve. Establishing such limit holds the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole. Consequently, the Board of Directors will review the continued appropriateness of Board membership each time a director qualifies for re-election. As disclosed and justified in the Corporate Governance Chapter of the annual report on 2005, the Board of Directors made such review with respect to the proposed renewal of the mandate of Mr. Smits. Upon proposal of the Board, the General Meeting of Shareholders of May 24, 2006 appointed Mr. Smits as an independent director within the meaning of the Belgian Company Code.

•

Provision 4.5 of the Belgian Code on Corporate Governance states, among other things, that directors should not consider taking more than five directorships in listed companies. The Board of Delhaize Group reserves the right to grant a waiver to this rule upon request of a non-executive director. When making its decision, the Board will consider, among other factors, the amount of time the non-executive director will likely have to devote to the Company. The Board of Directors granted such a waiver to Baron Vansteenkiste and Count Goblet d’Alviella, who both serve on the Boards of more than five listed companies.

•

Provision 8.9 of the Belgian Code on Corporate Governance prescribes that the level of shareholding for the submission of proposals by a shareholder to the General Meeting of Shareholders should not exceed 5% of the share capital. Even though the Company’s management or the Board of Directors will always consider any proposal submitted by shareholders in the best interest of the Company, the Board is of the opinion that the threshold of 5% of the share capital is too low to oblige the Company to put any proposal of whatever nature on the agenda of the General Meeting of Shareholders. The Board of Directors therefore retains the principles in this context as prescribed by Article 30 of the Company’s Articles of Association and by Article 532 of the Belgian Company Code which foresee the right of shareholders holding more than 20% of the share capital to ask the Board to convene a General Meeting of Shareholders.

Undertakings Upon Change of Control over the Company

Management associates of non-U.S. operating companies received warrants issued by the Board of Directors under a 2000 Warrant Plan granting to the beneficiaries the right to subscribe to new ordinary shares of the Company. They also received stock options issued by the Board of Directors under the Stock Option Plans 2001-2007, granting to the beneficiaries the right to acquire ordinary shares of the Company. Management associates of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by the Board of Directors under the Delhaize Group 2002 Stock Incentive Plan, as amended, granting to the beneficiaries the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over the Company the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options and warrants outstanding under those plans as of December 31, 2007 can be found under Note 29 (page 96) to the Financial Statements.

The General Meeting of Shareholders also approved a provision in the relevant documentation relating to the convertible bonds issued by the Company in April 2004 for an amount of EUR 300 million by which the holders of such convertible bonds have the right to redeem their bonds in the event of a public offer on the Company. As of December 31, 2007 the remaining nominal value of the convertible bonds was EUR 170.8 million.

In 2003, the Company adopted a global long-term incentive program which incorporates a Performance Cash Plan. The grants under the Performance Cash Plan provide for cash payments to the beneficiaries at the end of a three-year period that are dependent on Company performance against Board approved financial targets that are closely correlated to building long-term shareholder value. The General Meeting of Shareholders approved a provision of the Performance Cash Plan that provides that the beneficiaries are entitled to receive the full cash payment with respect to any outstanding grant in the event of a change of control over the Company.

On June 27, 2007 the Company issued EUR 500 million 5.625% senior notes due 2014 and USD 450 million 6.50% senior notes due 2017 in a private placement to qualified investors. The 5.625% euro notes are listed on the regulated market of the Luxembourg Stock Exchange. Pursuant to an exchange offer registered under the U.S Securities Act, the 6.50% U.S. dollar notes were subsequently exchanged for 6.50% U.S. dollar notes that are freely transferable in the U.S. The General Meeting of Shareholders approved the inclusion of a provision in each of these series of notes granting its holders the right to early repayment for an amount not in excess of 101% in the event of a change of control over the Company.

DELHAIZE GROUP / ANNUAL REPORT 2007  55

Risk Factors

The following discussion reflects business risks that are evaluated by our management and our Board of Directors. This section should be read carefully in relation to our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations or liquidity and lead to impairment losses on goodwill, intangible assets and other assets. There may be additional risks of which the Group is unaware. There may also be risks Delhaize Group now believes to be immaterial but which could turn out to have a material adverse effect.

CURRENCY RISK

Delhaize Group’s operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe and in Southeast Asia. The results of operations and the financial position of each of Delhaize Group’s entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements. Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on the Group’s consolidated financial statements as reported in euro. These risks are monitored on a regular basis at a centralized level.

Because a substantial portion of its assets, liabilities and operating results are denominated in U.S. dollars, Delhaize Group is particularly exposed to currency risk arising from fluctuations in the value of the U.S. dollar against the euro. The Group does not hedge the U.S. dollar translation exposure. The transaction risk resulting from the substantial portion of U.S. operations is managed by striving to achieve a natural currency offset between assets and liabilities and between revenues and expenditures denominated in U.S. dollars.

Remaining intra-Group cross-currency transaction risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending. When appropriate, the Group enters into agreements to hedge against the variation in the U.S. dollar in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-Group cross-currency lending not naturally offset is generally fully hedged through the use of foreign exchange forward contracts or currency swaps. After cross-currency swaps, 80.0% of total debt is denominated in U.S. dollar and 80.3% of cash flows are generated in U.S. dollar. Significant residual positions in currencies other than the functional currency of the operating companies are generally also fully hedged in order to eliminate any remaining currency exposure.

If at the end of the year, the U.S. dollar exchange rate had been 1 cent higher/ lower and all other variables were held constant, the Group’s net profit would have increased/decreased by EUR 2.0 million (2006 : increase/decrease by EUR 4.1 million). This is mainly attributable to the Group’s exposure to exchange rates on its revenues in U.S. dollars.

INTEREST RATE RISK

Delhaize Group is exposed to interest rate risk due to working capital financing and the overall financing strategy. Daily working capital requirements are typically financed with operational cash flow and through the use of various committed and uncommitted lines of credit and a commercial paper program. The interest rate on these short and medium term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks.

Delhaize Group’s interest rate risk management objective is to achieve an optimal balance between borrowing cost and management of the effect of interest rate volatility on earnings and cash flows. The Group manages its debt and overall financing strategies using a combination of short, medium, long-term debt and interest rate derivatives.

Delhaize Group reviews its interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As a part of its interest rate risk management efforts, Delhaize Group enters into interest rate swap agreements when appropriate. At the end of 2007, 74.7% of the financial debt of the Group was fixed-rate debt and 25.3% was variable-rate debt.

The sensitivity analysis presented in the tables on page 57 is calculated as the impact on the income statement of a parallel shift in the interest rate curve. This estimate is based on the standard deviation of daily volatilities of the reference interest rates (Euribor 3 months and Libor 3 months) during 2007 using a 95% confidence interval.

56  DELHAIZE GROUP / ANNUAL REPORT 2007

December 31, 2007 in millions EUR

Currency	Variable Interest Rate	Shift	Impact on Net Profit
EUR	4.68%	+/– 46 basis points	0.3
USD	4.70%	+/– 78 basis points	4.2
			+/– 4.5

December 31, 2006 in millions EUR

Currency	Variable Interest Rate	Shift	Impact on Net Profit
EUR	3.73%	+/– 32 basis points	0.5
USD	5.36%	+/– 33 basis points	0.1
			+/– 0.6

LIQUIDITY RISK

Delhaize Group is exposed to liquidity risk as it has to be able to pay its short and long-term obligations when they fall due. Delhaize Group has a centralized approach to reduce the exposure to liquidity risk which aims at matching the maturities of its short- and long-term obligations with its cash position. The Group’s policy is to finance its operating subsidiaries through a mix of retained earnings, third-party borrowings and capital contributions and loans from the parent and Group financing companies.

Delhaize Group manages the exposure by closely monitoring the cash resources required to fulfill the working capital needs, capital expenditures and debt requirements. Furthermore, Delhaize Group closely monitors the maturity profiles and the amount of short-term funding and the mix of short-term funding to total debt, the composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt. A liquidity gap analysis is performed on a quarterly basis in which Delhaize Group anticipates large future cash inflows and outflows.

CREDIT RISK

Delhaize Group is exposed to credit risk through its holdings in investment securities, its trade receivables, in cash and cash equivalents and in derivatives. Delhaize Group manages this risk by requiring a minimum credit quality of its financial investments or by obtaining credit insurance in case of trade receivables.

The Group’s short-term investments are required to have a rating of at least A1 (Standard & Poor’s) / P1 (Moody’s). Delhaize Group’s long-term investment policy requires a minimum credit rating of A-/A3 for its financial investments.

The Group’s exposure to changes in credit ratings of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

PENSION PLAN RISK

Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

In defined contribution plans, retirement benefits are determined by the value of funds provided by contributions paid by the associates and/or the Group and the subsequent performance of investments made with these funds. For defined benefit plans, retirement benefits are based on the associates’ pensionable salary and length of service or on guaranteed returns on contributions made.

Delhaize Group has defined benefit plans at Delhaize Belgium and Hannaford, supplemental executive retirements plans covering certain executives of Food Lion, Hannaford and Kash n’ Karry, and a post-employment benefit at Alfa-Beta. In total, approximately 20% of Delhaize Group’s associates was covered by defined benefit plans at the end of 2007.

When the assets of a defined benefit plan fall short of the obligations, the Group bears an underfunding risk. At the end of 2007, the underfunding of Delhaize Group’s defined benefit plans amounted to EUR 61.1 million and was recognized as a liability in the balance sheet.

More details on pension plans at Delhaize Group and its subsidiaries can be found in Note 24 to the Financial Statements, “Benefit Plans”, p. 89.

MACROECONOMIC RISK

Major macroeconomic risks of Delhaize Group are reduced consumer spending and cost inflation. Weaker consumer spending can impact profitability negatively due to pressure on sales and margins. If labor cost and the cost of merchandise sold, which are the Group’s primary operating costs, increase above retail inflation rates, this could have an adverse effect on the Group’s profitability. In addition, rising fuel and energy prices can increase the Group’s cost for heating, lighting, cooling and transport. Where possible, cost increases are recovered through retail price adjustments and increased operating efficiencies.

Delhaize Group is particularly susceptible to macroeconomic risks in the U.S. In 2007, 69.9% of the Group’s revenues were generated in the U.S., where all its stores are located on the East Coast. Consequently, Delhaize Group’s operations depend significantly upon the conditions in this area.

RISK RELATED TO COMPETITIVE ACTIVITY

The food retail industry is competitive and characterized by narrow profit margins. Delhaize Group faces heavy competition from many store chains. The Group’s profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by these competitors. To the extent Delhaize Group reduces prices or increases expenses to support sales in the face of competition, net income and cash generated from operations could be affected.

DELHAIZE GROUP / ANNUAL REPORT 2007  57

RISK RELATED TO SOCIAL ACTIONS

At the end of 2007, Delhaize Group had union representation in its operations in Belgium, the Grand-Duchy of Luxembourg, Romania and Greece. In its U.S. operations, the Group had union representation in one of Hannaford’s three distribution centers, for which a collective bargaining agreement with the union is in effect until February 2009.

Delhaize Group’s operations and results could be negatively affected by social actions initiated by trade unions or other parts of its workforce, in the event of which the Group cannot assure that it would be able to adequately meet the needs of its customers.

RISK RELATED TO INFORMATION TECHNOLOGY SYSTEMS

Delhaize Group’s operations are for many functions and processes dependent on IT systems, developed and maintained by internal experts or external suppliers. Failure of these systems could possibly cause disruptions in Delhaize Group’s operations, affecting sales and profitability. Delhaize Group has business continuity plans in place to take the necessary measures to reduce the negative impact from IT failures on its operations.

EXPANSION RISK

Delhaize Group’s ability to open new stores is dependent on purchasing or entering into leases on commercially reasonable terms for properties that are suitable for its needs. If the Group fails to secure property on a timely basis, its growth may be impaired. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

ACQUISITION AND INTEGRATION RISK

As part of its strategy, Delhaize Group continues to reinforce its operations by pursuing acquisition opportunities in the food retail industry. Delhaize Group looks for the acquisition of businesses operating the same or similar store formats in geographical areas where it currently operates or in adjacent areas. By acquiring other businesses, the Group faces risks related to the integration of these businesses. The lack of suitable acquisition targets at acceptable prices may limit the Group’s growth.

RISK RELATED TO EVENTS OF EXCEPTIONAL NATURE

Delhaize Group’s operations, assets and staff can be exposed to risks related to events of an exceptional nature such as, but not limited to: severe weather, natural disasters, terrorist attacks, hostage taking, political unrest, fire, power outages, information technology failures, food poisoning, health epidemics and accidents. Such events could have a significant effect on the Group’s relationships with its customers and on its financial condition, results of operations and cash flows. The Group is continuously evaluating and addressing possible threats linked to external events and has business continuity plans and crisis procedures in place. The effectiveness of these plans in limiting financial loss will vary according to the nature and severity of any exceptional event.

LITIGATION RISK

Delhaize Group is from time to time involved in legal actions. The Group has estimated its exposure to the claims and litigation arising in the normal course of operations and believes it has made adequate provisions for such exposure. Any litigation, however, involves risk and unexpected outcomes that could result in an adverse effect on the Group’s financial statements. More information on pending litigation can be found in Note 40 to the Financial Statements, “Contingencies”, p. 103.

REGULATORY RISK

Delhaize Group is subject to federal, regional, state and local laws and regulations in each country in which it operates relating to, among others, zoning, land use, antitrust restrictions, work place safety, public health, environmental protection, community right-to-know, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. Under certain regulations, Delhaize Group is prohibited from selling alcoholic beverages in some of its stores. Employers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenues and profitability of the Group’s stores and could affect its business, financial condition or results of operations.

The Group is subject to a variety of antitrust and similar legislation in the jurisdictions in which it operates. In a number of markets, the Group has market positions which may make future significant acquisitions more difficult and may limit its ability to expand by acquisition or merger, if it wished to do so. In addition, Delhaize Group is subject to legislation in many of the jurisdictions in which it operates relating to unfair competitive practices and similar behavior. Delhaize Group has been subject to and may in the future be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations or investigations or proceedings (irrespective of merit), may require the Group to devote significant management resources to defending itself against such allegations. In the event that such allegations are proved, Delhaize Group may be subject to significant fines, damages awards and other expenses, and its reputation may be harmed.

Delhaize Group actively strives to ensure compliance with all laws and regulations to which it is subject. A Code of Business Conduct and Ethics has been developed and implemented, anti-fraud and other appropriate training has been implemented within the Group, and the internal audit function has been reinforced during the recent years.

RISK RELATED TO INTERNAL CONTROLS

Undetected control weaknesses or controls that function ineffectively represent a risk of loss and/or financial misstatement. Delhaize Group routinely assesses the quality and effectiveness of its internal controls. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Group fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation

58  DELHAIZE GROUP / ANNUAL REPORT 2007

of internal controls, the Group’s business and operating results could be harmed, and it could fail to meet its reporting obligations.

As a foreign company filing financial reports under U.S. law, Delhaize Group is required to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which, beginning with Delhaize Group’s annual report on Form 20-F for the year ending December 31, 2006, requires management and the Statutory Auditor to report on their assessment of the effectiveness of the Group’s internal control over financial reporting.

The Group’s 2006 annual report filed on Form 20F included management’s conclusion that the Group’s internal control over financial reporting was effective as of December 31, 2006. In the same Form 20-F, the Statutory Auditor concluded that this management assessment is, in all material respects, fairly stated and that the Group maintained, in all material respects, effective control over financial reporting as of December 31, 2006.

TAX AUDIT RISK

Delhaize Group is regularly audited in the various jurisdictions in which it does business, which it considers to be part of its ongoing business activity. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect Delhaize Group’s financial statements.

PRODUCT LIABILITY RISK

The packaging, marketing, distribution and sale of food products entail an inherent risk of product liability, product recall and resultant adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death.

As a consequence, Delhaize Group has an exposure to product liability claims. If a product liability claim is successful, the Group’s insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance or obtain comparable insurance at a reasonable cost, if at all.

In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group’s products caused illness or injury could affect the Group’s reputation and its business and financial condition and results of operations.

Delhaize Group takes an active stance towards food safety in order to offer customers safe food products. The Group has worldwide food safety guidelines in place, and their application is vigorously followed.

RISK OF ENVIRONMENTAL LIABILITY

Delhaize Group is subject to laws and regulations that govern activities that may have adverse environmental effects. Delhaize Group may be responsible for the remediation of such environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are situated, regardless of whether the Group leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by the Group or by a prior owner or tenant. The Group has put in place control procedures at the operating companies in order to identify, prioritize and resolve adverse environmental conditions.

SELF-INSURANCE RISK

The Group manages its insurable risk through a combination of external insurance coverage and self-insurance. In deciding whether to purchase external insurance or manage risk through self-insurance, the Group considers its success in managing risk through safety and other internal programs and the cost of external insurance coverage.

External insurance is used when available at a reasonable cost. The associated insurance levels are set using exposure data gained through risk assessment, by comparison with standard industry practices and by assessment of the available financing capacity in the insurance market.

The main risks covered by Delhaize Group’s insurance policies are the following:

•	Property damage and business interruption caused by fire, explosion, natural events or other perils.

•	Liability incurred because of damage caused to others by the Group’s operations, products and services.

In addition to Group policies, Delhaize Group purchases, in the various countries where it is present, policies of insurance of a mandatory nature or designed to cover specific risks such as vehicle or workers’ compensation.

The U.S. operations of Delhaize Group are self-insured for workers’ compensation, general liability, vehicle accident and druggist claims and healthcare (including medical, pharmacy, dental and short-term disability). The self-insured reserves related to workers’ compensation, general liability and vehicle coverage are reinsured by The Pride Reinsurance Company, an Irish reinsurance captive wholly-owned by Delhaize Group. The purpose for implementing the captive reinsurance program was to provide Delhaize Group’s U.S. operations with continuing flexibility in their risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not yet reported. Delhaize Group believes that the actuarial estimates are reasonable; however, these estimates are subject to changes in claim reporting patterns, claim settlement patterns and legislative and economic conditions, making it possible that the final resolution of some of these claims may require Delhaize Group to make significant expenditures in excess of its existing reserves.

Self-insurance reserves of EUR 110.9 million are included as liabilities on the balance sheet. More information on self-insurance can be found in Note 23 to the Financial Statements, “Self Insurance Provision” (p. 89).

DELHAIZE GROUP / ANNUAL REPORT 2007  59

60  DELHAIZE GROUP / ANNUAL REPORT 2007

67 Notes to the Financial Statements

1. General Information
2. Summary of Significant Accounting Policies
3. Business Acquisitions
4. Divestitures
5. Disposal Group Classified as Held for Sale
6. Segment Information
7. Goodwill
8. Intangible Assets
9. Property, Plant and Equipment
10. Investment Property
11. Investment in Securities
12. Other Financial Assets
13. Inventories
14. Receivables
15. Dividends
16. Equity
17. Long-term Debt
18. Short-term Borrowings
19. Leases
20. Derivative Instruments
21. Provisions
22. Closed Store Provision
23. Self-Insurance Provision
24. Benefit Plans
25. Accrued Expenses
26. Income Taxes
27. Earnings per Share
28. Discontinued Operations
29. Share Based Compensation
30. Cost of Sales
31. Employee Benefit Expense
32. Other Operating Income
33. Other Operating Expenses
34. Finance Costs
35. Income from Investments
36. Net Foreign Exchange (Gains) Losses
37. Supplemental Cash Flow Information
38. Related Party Transactions
39. Commitments
40. Contingencies
41. Subsequent Events
42. List of Consolidated and Associated Companies

DELHAIZE GROUP / ANNUAL REPORT 2007  61

CONSOLIDATED BALANCE SHEETS

Consolidated Assets

(in millions of EUR)	Note	2007	2006	2005
Goodwill	7	2,445.7	2,697.6	2,997.4
Intangible assets	8	552.1	604.6	675.2
Property, plant and equipment	9	3,383.1	3,400.0	3,587.7
Investment property	10	40.0	25.6	28.0
Investment in securities	11	116.1	121.0	125.0
Other financial assets	12	25.1	11.9	12.3
Deferred tax assets	26	6.2	7.9	5.5
Derivative instruments	20	52.8	0.2	1.2
Other non-current assets		3.8	4.0	8.3

Total non-current assets		6,624.9	6,872.8	7,440.6

Inventories	13	1,262.0	1,337.9	1,418.0
Receivables	14	564.6	527.1	482.6
Income tax receivables		18.9	2.5	11.7
Investment in securities	11	36.2	32.4	29.1
Other financial assets	12	6.8	0.3	0.3
Derivative instruments	20	—	1.7	—
Prepaid expenses		28.9	39.0	42.1
Other current assets		30.7	25.8	24.6
Cash and cash equivalents		248.9	304.8	804.9
Assets classified as held for sale	5	—	151.1	—

Total current assets		2,197.0	2,422.6	2,813.3

Total assets		8,821.9	9,295.4	10,253.9

62  DELHAIZE GROUP / ANNUAL REPORT 2007

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2007	2006	2005
Share capital	16	50.1	48.2	47.4
Share premium	16	2,708.7	2,514.5	2,428.3
Treasury shares	16	(58.5)	(54.8)	(33.4)
Retained earnings	16	2,355.3	2,075.6	1,837.7
Other reserves	16	(12.4)	(32.6)	(49.2)
Cumulative translation adjustments	16	(1,415.9)	(1,025.7)	(664.9)
Shareholders’ equity		3,627.3	3,525.2	3,565.9
Minority interests	16	48.7	36.2	30.2

Total equity		3,676.0	3,561.4	3,596.1

Long-term debt	17	1,911.7	2,169.8	2,546.4
Obligations under finance lease	19	595.9	602.0	653.5
Deferred tax liabilities	26	171.5	186.0	242.5
Derivative instruments	20	—	2.8	9.1
Provisions	21, 22, 23, 24	207.2	262.9	319.7
Other non-current liabilities		38.9	34.5	35.9

Total non-current liabilities		2,925.2	3,258.0	3,807.1

Short-term borrowings	18	41.5	101.8	0.1
Long-term debt - current	17	108.9	181.6	658.3
Obligations under finance lease - current	19	39.0	34.5	35.8
Derivative instruments - current	20	1.1	2.1	—
Provisions - current	21, 22, 23, 24	41.8	41.7	52.5
Income tax payable		58.7	75.1	79.5
Accounts payable		1,435.8	1,504.4	1,498.3
Accrued expenses	25	375.7	384.0	415.9
Other current liabilities		118.2	99.6	110.3
Liabilities associated with assets held for sale	5	—	51.2	—

Total current liabilities		2,220.7	2,476.0	2,850.7

Total liabilities		5,145.9	5,734.0	6,657.8

Total liabilities and equity		8,821.9	9,295.4	10,253.9

DELHAIZE GROUP / ANNUAL REPORT 2007  63

CONSOLIDATED INCOME STATEMENTS

(in millions of EUR)	Note	2007	2006	2005
Revenues		18,957.2	19,225.2	18,345.3
Cost of sales	30, 31	(14,161.9)	(14,372.2)	(13,710.1)

Gross profit		4,795.3	4,853.0	4,635.2
Gross margin		25.3%	25.2%	25.3%

Other operating income	32	107.9	82.8	70.7
Selling, general and administrative expenses	31	(3,929.5)	(3,970.3)	(3,766.8)
Other operating expenses	33	(36.5)	(19.2)	(39.2)

Operating profit		937.2	946.3	899.9
Operating margin		4.9%	4.9%	4.9%

Finance costs	34	(347.2)	(295.6)	(322.6)
Income from investments	35	14.5	19.9	26.1

Profit before taxes and discontinued operations		604.5	670.6	603.4

Income tax expense	26	(203.7)	(245.0)	(223.8)

Net profit from continuing operations		400.8	425.6	379.6

Result from discontinued operations (net of tax)	28	23.7	(65.3)	(9.5)

Net profit		424.5	360.3	370.1

Net profit attributable to minority interest		14.4	8.4	4.9
Net profit attributable to equity holders of the Group (Group share in net profit)		410.1	351.9	365.2

(in EUR)
Earnings per share	27
Basic
Net profit from continuing operations		3.96	4.39	3.99
Group share in net profit		4.20	3.71	3.89
Diluted
Net profit from continuing operations		3.81	4.19	3.81
Group share in net profit		4.04	3.55	3.71

(in thousands)
Weighted average number of shares outstanding
Basic		97,666	94,939	93,934
Diluted		103,448	101,906	100,897

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(in millions of EUR)	2007	2006	2005
Amortization of deferred gain (loss) on hedge, net of tax	11.0	3.2	4.1
Unrealized gain (loss) on securities held for sale, net of tax	1.3	(0.1)	0.1
Actuarial gain (loss) on defined benefit plans, net of tax	6.8	9.9	(14.2)
Exchange differences gain (loss) on translation of foreign operations	(387.5)	(356.6)	435.1

Net income (expense) recognized directly in equity	(368.4)	(343.6)	425.1
Net profit	424.5	360.3	370.1

Total recognized income and expense for the period	56.1	16.7	795.2
Amount attributable to minority interest	14.9	8.1	4.9
Amount attributable to equity holders of the Group	41.2	8.6	790.3

64  DELHAIZE GROUP / ANNUAL REPORT 2007

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of EUR)	2007	2006	2005
Operating activities
Group share in net profit	410.1	351.9	365.2
Net profit attributable to minority interest	14.4	8.4	4.9
Adjustments for:
Depreciation and amortization - continuing operations	475.7	496.0	474.6
Depreciation and amortization - discontinued operations	0.2	7.2	8.7
Impairment - continuing operations	15.1	2.8	6.8
Impairment - discontinued operations	(1.4)	64.8	5.0
Provisions for losses on accounts receivable and inventory obsolescence	11.4	11.8	13.0
Share-based compensation	22.1	23.5	27.6
Income taxes	203.0	242.2	222.2
Finance costs	349.9	300.0	328.4
Income from investments	(37.4)	(20.0)	(26.2)
Other non-cash items	(6.6)	2.4	10.2
Changes in operating assets and liabilities:
Inventories	(49.1)	(55.5)	(40.8)
Receivables	(60.6)	(71.1)	(26.2)
Prepaid expenses and other assets	(6.4)	(8.5)	(2.4)
Accounts payable	(9.1)	112.5	60.0
Accrued expenses and other liabilities	75.3	12.5	13.3
Provisions	(12.8)	(31.9)	(25.9)
Interest paid	(254.0)	(292.1)	(302.2)
Interest and dividends received	15.5	18.6	24.8
Income taxes paid	(223.0)	(265.2)	(238.7)

Net cash provided by operating activities	932.3	910.3	902.3

Investing activities
Business acquisitions, net of cash and cash equivalents acquired	—	0.5	(175.5)
Business disposals, net of cash and cash equivalents disposed	118.8	—	—
Purchase of tangible and intangible assets (capital expenditures)	(729.3)	(699.9)	(636.1)
Sale of tangible and intangible assets	24.4	15.9	30.5
Investment in debt securities	(76.5)	(102.0)	(52.7)
Sale and maturity of debt securities	52.3	75.3	49.5
Purchase of other financial assets	(20.0)	(0.3)	(2.6)
Sale and maturity of other financial assets	1.3	1.7	36.7
Settlement of derivative instruments	(0.8)	(13.1)	(6.4)

Net cash used in investing activities	(629.8)	(721.9)	(756.6)

Cash flow before financing activities	302.5	188.4	145.7

Financing activities
Proceeds from the exercise of share warrants and stock options	65.2	56.6	32.5
Treasury shares purchased	(35.6)	(30.2)	(22.6)
Dividends paid	(130.7)	(113.2)	(105.3)
Dividends paid by subsidiaries to minority interests	(2.4)	(1.6)	—
Escrow maturities	10.4	10.8	11.9
Borrowing under long-term loans (net of financing costs)	910.8	0.9	96.2
Repayment of long-term loans	(1,052.3)	(630.6)	(17.8)
Repayment of lease obligations	(40.0)	(36.2)	(33.3)
Borrowings under short-term loans (> three months)	478.9	497.8	—
Repayment under short-term loans (> three months)	(525.4)	(402.2)	(29.9)
Addition to (repayment of) short-term loans (< three months)	(5.8)	11.1	(0.3)
Settlement of derivative instruments	(6.8)	—	—

Net cash used in financing activities	(333.7)	(636.8)	(68.6)
Effect of foreign exchange translation differences	(34.2)	(42.2)	67.4

Net (decrease) increase in cash and cash equivalents	(65.4)	(490.6)	144.5
Cash and cash equivalents at beginning of period	314.3 (1)	804.9	660.4
Cash and cash equivalents at end of period	248.9	314.3 (1)	804.9

(1)	Of which EUR 9.5 million included in assets classified as held for sale.

DELHAIZE GROUP / ANNUAL REPORT 2007  65

QUARTERLY DATA (Unaudited)

(in millions of EUR, except earnings per share)

2007	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	18,957.2	4,712.4	4,812.9	4,749.5	4,682.4
Gross profit	4,795.3	1,200.9	1,227.0	1,188.5	1,178.9
Gross margin	25.3%	25.5%	25.5%	25.0%	25.2%
Selling, general and administrative expenses	(3,929.5)	(988.0)	(998.3)	(996.1)	(947.1)
as a percentage of revenues	20.7%	21.0%	20.7%	21.0%	20.2%
Operating profit	937.2	229.6	248.9	215.6	243.1
Operating margin	4.9%	4.9%	5.2%	4.5%	5.2%
Net profit from continuing operations	400.8	110.1	62.9	106.5	121.3
Group share in net profit	410.1	111.4	81.4	103.2	114.1
Group share in net profit per share:
- Basic	4.20	1.16	0.84	1.04	1.15
- Diluted	4.04	1.11	0.81	1.01	1.12

2006	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	19,225.2	4,735.5	4,829.8	4,812.6	4,847.3
Gross profit	4,853.0	1,212.9	1,218.2	1,205.8	1,216.1
Gross margin	25.2%	25.6%	25.2%	25.1%	25.1%
Selling, general and administrative expenses	(3,970.3)	(999.5)	(1,002.0)	(994.3)	(974.5)
as a percentage of revenues	20.7%	21.1%	20.8%	20.7%	20.1%
Operating profit	946.3	227.4	227.1	229.4	262.4
Operating margin	4.9%	4.8%	4.7%	4.8%	5.4%
Net profit from continuing operations	425.6	97.8	96.9	108.8	122.1
Group share in net profit	351.9	97.3	94.6	45.3	114.7
Group share in net profit per share:
- Basic	3.71	1.03	1.00	0.48	1.20
- Diluted	3.55	0.99	0.96	0.47	1.14

2005	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	18,345.3	4,247.8	4,520.4	4,682.2	4.894.9
Gross profit	4,635.2	1,080.5	1,135.2	1,186.8	1,232.7
Gross margin	25.3%	25.4%	25.1%	25.3%	25.2%
Selling, general and administrative expenses	(3,766.8)	(886.6)	(937.6)	(971.0)	(971.6)
as a percentage of revenues	20.5%	20.9%	20.7%	20.7%	19.9%
Operating profit	899.9	205.3	205.8	224.2	264.2
Operating margin	4.9%	4.8%	4.6%	4.8%	5.4%
Net profit from continuing operations	379.6	84.8	78.0	92.0	124.8
Group share in net profit	365.2	81.3	76.9	89.7	117.3
Group share in net profit per share:
- Basic	3.89	0.87	0.82	0.95	1.24
- Diluted	3.71	0.83	0.79	0.91	1.18

66  DELHAIZE GROUP / ANNUAL REPORT 2007

NOTES TO THE FINANCIAL STATEMENTS

1. General Information

The principal operational activity of Delhaize Group (also referred to, with our consolidated and associated companies, except where the context otherwise requires, as “we,” “us,” “our”, “the Group” and “the Company”) is the operation of food supermarkets in North America, Europe and Southeast Asia. Delhaize Group’s sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, Delhaize Group engages in food wholesaling to stores in its sales network and in retailing of non-food products such as pet products.

Delhaize Group’s ordinary shares are listed on Euronext Brussels under the symbol “DELB” and Delhaize Group’s American Depositary Shares (“ADS”), as evidenced by American Depositary Receipts (“ADR”), are listed on the New York Stock Exchange (“NYSE”) under the symbol “DEG.”

The consolidated financial statements for the year ended December 31, 2007 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue on March 5, 2008 subject to approval of the statutory non-consolidated accounts by the shareholders at the Ordinary General Meeting to be held on May 22, 2008. In compliance with Belgian law, the consolidated accounts will be presented for informational purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

Delhaize Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU), and Delhaize Group has not applied any EU variations from IFRS. These financial statements have been prepared under the historical cost convention except for certain accounts for which IFRS requires another convention, as disclosed in the corresponding notes.

Certain reclassifications have been made to the 2006 and 2005 financial statements to be consistent with the current year’s presentation.

Fiscal Year

Delhaize Group’s fiscal year ends on December 31. However, the year-end of Delhaize Group’s U.S. businesses is the Saturday closest to December 31. The Group’s consolidated results of operations and balance sheet include that of the Delhaize U.S. subsidiaries based on their fiscal calendar year. No adjustment has been made for the difference in reporting date as the impact is immaterial to the consolidated financial statements taken as a whole. The consolidated results of Delhaize Group for 2007, 2006 and 2005 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 29, 2007, 52 weeks ended December 30, 2006 and 52 weeks ended December 31, 2005, respectively. The results of operations of the companies of Delhaize Group outside the United States are prepared on a calendar year basis.

Group Accounting Policies

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. The accounts of consolidated subsidiaries are restated as necessary to comply with the accounting policies adopted in the consolidated financial statements where such restatement has a significant effect on the consolidated accounts taken as a whole.

Principles of Consolidation

All companies over which Delhaize Group can exercise control are fully consolidated. Delhaize Group owns directly or indirectly more than half of the voting rights of all subsidiaries that are fully consolidated. Companies over which joint control is exercised, as evidenced by a contractual agreement, are proportionately consolidated. Companies over which Delhaize Group has significant influence (generally 20% or more of the voting power) but for which it neither exercises control nor joint control are accounted for under the equity method. Subsidiaries are fully and joint ventures proportionately consolidated from the date on which control or joint control is transferred to the Group. They are deconsolidated from the date that control or joint control ceases.

Translation of Foreign Currencies

Delhaize Group’s financial statements are presented in euros, the parent company’s functional currency. The balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate). The income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day). The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the “cumulative translation adjustment” component of equity.

Foreign currency transactions are initially recognized at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the balance sheet date exchange rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement. Exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future) are recognized in the “cumulative translation adjustment” component of equity. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

	Closing Rate			Average Daily Rate
(in EUR)	2007	2006	2005	2007	2006	2005
1 USD	0.679302	0.759301	0.847673	0.729661	0.796433	0.803800
100 CZK	3.755445	3.638348	3.448276	3.601579	3.528376	3.357732
100 SKK	2.977697	2.904022	2.639916	2.960814	2.685711	2.590746
100 RON(1)	27.718491	29.555194	27.172436	29.982331	28.362039	27.617466
100 THB	2.283105	2.138123	2.059350	2.261727	2.101122	1.994243
100 IDR	0.007232	0.008443	0.008578	0.007982	0.008686	0.008269

(1)	As of July 1, 2005, the Romanian Leu (ROL) has been replaced by the New Romanian Leu (RON) in a ratio of 10,000 ROL = 1 RON

DELHAIZE GROUP / ANNUAL REPORT 2007  67

Use of Estimates

The preparation of financial statements in conformity with IFRS requires the application of judgment by Delhaize Group in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. These estimates are based on experience and assumptions we believe to be reasonable under the circumstances and form the basis for making judgments that affect the carrying amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates. Our estimates generally have not deviated significantly from actual results. Estimates and judgments are particularly important to, but not limited to, determining the provisions for closed stores, self-insurance obligations, defined benefit plan obligations, income taxes, inventory losses and assessing assets for impairment.

Goodwill

The purchase method of accounting is used to account for acquisitions of businesses by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the income statement.

Upon adoption of IFRS on January 1, 2003, Delhaize Group did not apply IFRS 3 “Business Combinations” retrospectively and did not restate business combinations that occurred before January 1, 2003.

Goodwill is not amortized, but is reviewed for impairment annually and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to the operating entity level, which is the lowest level at which the goodwill is monitored for internal management purposes. Any impairment is recognized immediately in the income statement and cannot be subsequently reversed. Consistent with all other assets and liabilities, goodwill arising on the acquisition of a foreign operation is treated as an asset of the foreign operation and is carried in the functional currency of the foreign operation and converted at the closing exchange rate into euros.

Intangible Assets

Intangible assets include trade names and favorable lease rights that have been acquired in business combinations, and computer software, various licenses and prescription files. Intangible assets are stated at cost less accumulated depreciation and accumulated impairment losses. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with definite lives are as follows:

• Prescription files	15 years

• Favorable lease rights	Lease term

• Computer software	3 to 5 years

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually and when there is an indication that the asset may be impaired. The Group believes that trade names have indefinite lives because they contribute directly to the Group’s cash flows as a result of recognition by the customer of each banner’s characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names.

Property, Plant and Equipment and Investment Property

Property, plant and equipment and investment property are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. Finance lease assets and leasehold improvements are depreciated over the lesser of the expected useful life of similar owned assets or the relevant lease term. Land is not depreciated. Useful lives of tangible fixed assets are as follows:

• Buildings	33 to 40 years

• Plant, machinery and equipment	3 to 14 years

• Furnitures, vehicles and other tangible fixed assets	5 to 10 years

Non-current Assets and Disposal Groups Held for Sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management with proper authority must be committed to the sale and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets held for sale are measured at the lower of the asset’s carrying amount or fair value less costs to sell.

Borrowing Costs

Borrowing costs attributable to the construction or production of qualifying assets are capitalized.

Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are allocated between finance costs and a reduction of the lease obligation to achieve a constant rate of interest over the lease term.

Rents paid on operating leases are charged to income on a straight-line basis over the term of the lease. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction in rent expense.

Impairment of Assets

The Group tests assets for impairment whenever events or circumstances indicate that impairment may exist. Goodwill and intangible assets with indefinite lives are tested for impairment at least annually. For impairment testing of tangible assets, the Group considers each store to be a cash generating unit. Stores for which there is potential impairment are tested for impairment by comparing the carrying value of the assets to their recoverable amount, i.e., the higher of their value in use (projected discounted cash flows) or fair value less costs to sell. If impairment exists, the assets are written down to their recoverable amount. If impairment of assets other than goodwill is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed.

68  DELHAIZE GROUP / ANNUAL REPORT 2007

Financial Instruments

Delhaize Group applies IAS 39 “Financial Instruments: Recognition and Measurement”, IAS 32 “Financial Instruments: Presentation” and IFRS 7 “Financial Instruments: Disclosures” for financial instruments.

•

Financial assets: Financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets. Subsequent measurement depends on the purpose of the instrument. Investments held to maturity are maintained at amortized cost less any impairment losses. After initial recognition, available-for-sale investments are measured at fair value with gains and losses from changes in fair value recognized directly in equity until they are either disposed or impaired. Impairment losses and foreign exchange gains and losses relating to debt securities are charged to the income statement. Upon disposal of available-for-sale investments, cumulative gains or losses previously recognized in equity are charged to the income statement. Purchases and sales of financial assets are accounted for at settlement date.

•

Financial liabilities and equity: Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

•

Financial liabilities: Financial liabilities are initially recorded at fair value less transaction costs directly attributable to the issuance of the financial liability. After initial recognition, financial liabilities are measured at amortized cost, unless they are hedged and the hedging relationship qualifies for hedge accounting, in which case the value is adjusted to reflect changes in the fair value of the hedged risk. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added to or subtracted from the carrying amount of the instrument. Issuance, purchases and sales of financial liabilities are accounted for at settlement date. Convertible notes and bonds are compound instruments, consisting of a liability and equity component. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds from the issuance of the convertible debt and the fair value of the liability component of the instrument represents the embedded option to convert the liability into equity of the Group and is recorded in equity. Interest expense on the liability component of the convertible note or bond is calculated by applying the prevailing market interest rate for similar non-convertible debt. The difference between this amount and the interest paid is added to the carrying amount of the convertible bond or note.

•

Derivative instruments: Delhaize Group uses foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments to manage its exposure to interest rates and foreign currency exchange rates. Interest rate swaps are accounted for as fair value hedges or cash flow hedges when the hedge is expected to be, and is determined to be, actually highly effective throughout the financial reporting periods for which the hedge was designated. When designated as a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss, and the gain or loss on the hedged item attributable to the hedged risk is recognized in profit or loss by adjusting the carrying amount of the hedged item. When designated as a cash flow hedge, the effective portion of the gain or loss from remeasuring the hedging instrument is recognized directly in equity and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Gains and losses on termination of the arrangement prior to original maturity are deferred and amortized to finance costs over the remaining term of the underlying instrument. Foreign exchange forward contracts and currency swaps are generally not designated as hedges and the gain or loss from remeasuring the hedging instrument is recognized in profit or loss, naturally offsetting the gain or loss arising on remeasuring the underlying instrument at the balance sheet exchange rate. Delhaize Group does not currently apply net investment hedge accounting.

•

Treasury shares: Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Consideration received upon disposition of treasury shares is included in shareholders’ equity.

•

Receivables and payables: Amounts receivable and payable are recorded at amortized cost (which in practice equals nominal value), less a provision for any doubtful amount receivable. Impaired receivables are derecognized when they are determined to be uncollectible. Amounts receivable and payable in a currency other than the currency of the subsidiary are valued at the exchange rate on the balance sheet date.

Inventories

Inventories are valued at the lower of cost on a weighted average cost basis or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Net realizable value is the anticipated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Cash and Cash Equivalents

Cash and cash equivalents include cash and deposits with an original maturity of three months or less. Negative cash balances are reclassified to liabilities.

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Tax currently payable is based on the taxable profit of the year under applicable tax law and includes taxes related to prior years recorded in the current year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted on the balance sheet date.

Deferred tax liabilities and assets are established for temporary differences between the carrying amount and the tax basis of assets and liabilities (including finance leases) and are subsequently adjusted to reflect changes or substantially enacted changes in tax rates expected to be in effect when the temporary differences reverse. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are included in the consolidated accounts only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, the unused tax losses and unused tax credits can be utilized.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

•

Closed store costs: Upon the closing of a store, a provision is recorded for the present value of any estimated lease liabilities, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. When severance costs are incurred in connection with a store closing, a liability for the termination benefits is recognized at the communication date for the estimated settlement amount. The adequacy of the closed store provision is dependent upon the economic conditions in which closed stores are located which will impact the Group’s ability to realize estimated sublease income.

DELHAIZE GROUP / ANNUAL REPORT 2007  69

Provisions for closed store costs, including lease liabilities and severance costs, are included in other operating expenses or result from discontinued operations, as appropriate. Store closing provisions are reviewed quarterly to ensure that accrued amounts appropriately reflect the outstanding commitments and that additional expenses are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

The value of owned property and equipment related to a closed store is reduced to reflect the recoverable value based on the Group’s previous experience in disposing of similar assets and economic conditions at closing. The resulting impairment loss is included in other operating expenses.

Inventory write-downs, if any, in connection with store closings are classified in cost of sales or result from discontinued operations. Costs to transfer inventory and equipment from closed stores are expensed as incurred.

•

Self-insurance: The Group is self-insured for workers’ compensation, general liability, automobile accidents, druggist claims and health care in the United States. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum exposures is provided by external insurance companies.

Revenue Recognition

Sale of products to the Group’s retail customers is recognized at the point of sale and sales to wholesale customers are recognized upon delivery. Sales are recorded net of sales taxes and value-added taxes. Discounts and incentives, including discounts from regular retail prices for specific items and “buy one, get one free” incentives, are offered to retail customers through certain loyalty card programs and are recognized as a reduction in sales as the products are sold. Loyalty programs also exist whereby customers earn points for future purchases. Sales are reduced when the points are awarded and a liability is recognized for expected redemption of points.

Discounts provided by vendors, in the form of manufacturer’s coupons, are recorded as a receivable. Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer.

Cost of Sales

Purchases are recorded net of cash discounts and other supplier discounts and allowances. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.

Supplier Allowances

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized when the product is sold unless they represent reimbursement of a specific, identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in selling, general and administrative expenses. Income from new product introduction consists of allowances received to compensate for costs incurred for product handling and is recognized over the product introductory period in cost of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, administrative expenses and advertising expenses.

Employee Benefits

•

A defined benefit plan is a benefit plan that defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability. Actuarial gains and losses are recognized in full in the period in which they occur in the statement of recognized income and expense. Past service costs are recognized immediately in income unless the changes to the plan are conditional on the employee remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. Pension expense is included in cost of sales and in selling, general and administrative expenses.

•

A defined contribution plan is a benefit plan under which the Group pays fixed contributions usually to a separate entity. The Group has no legal or constructive obligation to pay further contributions regardless of the performance of funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as employee benefit expense when they are due.

•

Termination benefits are payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary termination in exchange for benefits. The Group recognizes termination benefits when it is demonstrably committed to terminating the employment of employees according to a detailed formal plan without possibility of withdrawal.

•

Share-based payments: the Group provides various equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The fair value of the share-based awards is calculated using the Black-Scholes-Merton valuation model. The resulting cost is charged to the income statement over the vesting period of the share-based award. Compensation expense is adjusted to reflect expected and actual levels of vesting.

Discontinued Operations

A discontinued operation is a component of a business that either has been disposed, or is classified as held for sale, and:

•	represents a separate major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

Segment Reporting

Delhaize Group’s primary segment reporting is geographical because its risks and returns are affected predominately by the fact that it operates in different countries. Reportable segments include the United States, Belgium (including Belgium, the Grand-Duchy of Luxembourg and Germany), Greece and Emerging Markets. Emerging Markets include the Group’s operations in Romania and Indonesia. Delhaize Group has only one business segment. In 2007, the operation of retail food supermarkets represented approximately 90% of the Group’s consolidated revenues.

70  DELHAIZE GROUP / ANNUAL REPORT 2007

Standards and Interpretations which Became Applicable During 2007

The following standards and interpretations became effective in 2007 and, with the exception of IFRS 7, had no material impact on the financial statements or disclosures of the Group.

•	IFRS 7 “Financial Instruments: Disclosures”

•	IAS 1 “Presentation of Financial Statements” - Amendment - Capital Disclosures

•	IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflatory Economies”

•	IFRIC 8 “Scope of IFRS 2”

•	IFRIC 9 “Reassessment of Embedded Derivatives”

•	IFRIC 10 “Interim Financial Reporting and Impairment”

IFRS 7 “Financial Instruments: Disclosures” is applicable for accounting years beginning on or after January 1, 2007 and introduces new requirements to enhance disclosures on financial instruments. IFRS 7 aims at greater transparency, mainly with regard to the risk that entities run from the use of financial instruments.

Standards and Interpretations Issued but not yet Effective

The Group did not early apply the following IFRS Standards and Interpretations which were issued at the date of authorisation of these financial statements but not yet effective on the balance sheet date. The Group anticipates that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group in the period of initial application:

•

IAS 1 “Presentation of Financial Statements” (annual periods beginning on or after January 1, 2009). This Standard replaces IAS 1 “Presentation of Financial Statements” (revised in 2003) as amended in 2005

•

Amendment to IAS 27 “Consolidated and Separate Financial Statements” (applicable for annual periods beginning on or after July 1, 2009). This Standard amends IAS 27 “Consolidated and Separate Financial Statements” (revised 2003)

•	Amendment to IFRS 2 “Share-based Payment; Vesting Conditions and Cancellations” (applicable for annual periods beginning on or after January 1, 2009)

•

IFRS 3 “Business Combinations” (applicable to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009). This Standard replaces IFRS 3 “Business Combinations” as issued in 2004

•	IFRS 8 “Operating Segments” (applicable for annual periods beginning on or after January 1, 2009)

•	Amendment to IAS 23 “Borrowing Costs” (applicable for annual periods beginning on or after January 1, 2009)

•

Amendments to IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements - Puttable Financial Instruments and Obligations Arising on Liquidation” (applicable for annual periods beginning on or after January 1, 2009)

•	IFRIC 11 “IFRS 2 : Group and Treasury Share Transactions” (applicable for annual periods beginning on or after March 1, 2007)

•	IFRIC 12 “Service Concession Arrangements” (applicable for annual periods beginning on or after January 1, 2008)

•	IFRIC 13 “Customer Loyalty Programmes” (applicable for annual periods beginning on or after July 1, 2008)

•	IFRIC 14 “IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (applicable for annual periods beginning on or after January 1, 2008)

3. Business Acquisitions

In 2005, Delhaize Group acquired 100% of Cash Fresh, a chain of 43 supermarkets mainly located in northeastern Belgium. Delhaize Group paid an aggregate amount of EUR 159.1 million in cash for the acquisition of Cash Fresh, net of EUR 1.7 million in price adjustments received by Delhaize Group in 2006. This amount included EUR 1.6 million costs directly attributable to the acquisition, and was net of EUR 6.4 million in cash and cash equivalents acquired. Cash Fresh’s results of operations are included in Delhaize Group’s consolidated results from May 31, 2005. Cash Fresh’s net profit was EUR 4.3 million in 2005, since the acquisition date. Goodwill recognized on the acquisition of Cash Fresh is attributable to anticipated future economic benefits and synergies.

The assets and liabilities arising from the acquisition of Cash Fresh are as follows:

(in millions of EUR)	Fair Value
Non-current assets	195.7	*

Current assets	22.9
Liabilities	(57.8)

Net assets acquired	160.8

(*)	Including EUR 143.3 million in goodwill

Cash Fresh’s carrying value of assets and liabilities prior to the acquisition have not been disclosed because Cash Fresh followed Belgian GAAP and not IFRS, and therefore, no IFRS information was available.

4. Divestitures

On March 15, 2007, Delhaize Group reached a binding agreement to sell Di, its Belgian beauty and body care business to NPM/CNP and Ackermans & Van Haaren. This transaction was approved by the European antitrust authorities on June 1, 2007, and was closed on June 30, 2007. Delhaize Group received an amount of EUR 33.4 million in cash, subject to contractual adjustments. A pre-tax gain of EUR 1.5 million has been recorded, including EUR 3.0 million in other operating income, EUR 2.5 million in other operating expenses and EUR 1.0 million in income from investments. The Di network consisted of 132 company-operated and franchised stores, which contributed EUR 95.5 million to Delhaize Group’s 2006 revenues.

DELHAIZE GROUP / ANNUAL REPORT 2007  71

5. Disposal Group Classified as Held for Sale

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic, to the German retail group Rewe, for EUR 100 million, subject to contractual adjustments. The assets and liabilities of Delvita were classified as assets held for sale and liabilities associated with assets held for sale as of September 30, 2006.

The carrying value of assets classified as assets held for sale and liabilities associated with assets held for sale were as follows as of December 31, 2006:

(in millions of EUR)
Property, plant and equipment	100.5
Other non-current assets	3.2
Inventories	23.3
Other current assets	14.6
Cash and cash equivalents	9.5

Assets classified as held for sale	151.1

Less:
Non-current liabilities	(1.9)
Accounts payable	(37.3)
Accrued expenses	(12.0)

Assets classified as held for sale, net of liabilities associated with assets held for sale	99.9

In 2006, an impairment loss of EUR 64.3 million was recorded in discontinued operations to write down the value of Delvita to its fair value less costs to sell (EUR 99.9 million).

On May 31, 2007, the transaction was completed, after unconditional approval by the European antitrust authorities on April 26, 2007.

A gain of EUR 22.5 million, including a positive accumulated foreign currency translation adjustment of EUR 23.7 million, was recorded in the result from discontinued operations.

Delhaize Group entered the Czech market in 1991 through the newly-founded subsidiary Delvita. In 2005, Delvita sold its Slovakian stores to REWE. At the end of March 2007, Delvita’s sales network included 97 stores. At the end of 2006, Delvita employed approximately 3,700 associates.

See also Note 28 on discontinued operations.

6. Segment Information

Delhaize Group’s primary segment reporting is geographical because its risks and returns are affected predominately by the fact that it operates in different countries. Delhaize Group is engaged in one line of business, the operation of retail food supermarkets, under different banners that have similar economic and operating characteristics.

The operation of retail food supermarkets represents approximately 90% of Delhaize Group’s consolidated revenues and was its only reportable business segment in 2007, 2006 and 2005.

Beginning in 2008, certain costs previously included in Corporate (Unallocated) costs will be allocated to the segment “Belgium”. Prior to 2008, certain Corporate costs were allocated only to segments operating in separate legal entities. Delhaize Group and its Belgium business unit operate within the same legal entity. Segment information for prior periods presented for comparative purposes will be revised accordingly. Amounts allocated to Delhaize Belgium’s selling, general and administrative expenses would have been EUR 11.3 million, EUR 8.3 million and EUR 7.0 million in 2007, 2006 and 2005, respectively. This change will have no effect on Delhaize Group’s consolidated financial results.

The geographical segment information for 2007, 2006, and 2005 is as follows:

Year ended December 31, 2007 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Revenues(1)	13,259.2	4,359.4	1,173.1	165.5	—	18,957.2
Cost of sales	(9,622.8)	(3,499.4)	(904.4)	(135.3)	—	(14,161.9)
Gross profit	3,636.4	860.0	268.7	30.2	—	4,795.3
Gross margin	27.4%	19.7%	22.9%	18.3%	—	25.3%
Other operating income	51.7	49.9	5.2	0.8	0.3	107.9
Selling, general and administrative expenses	(2,918.8)	(720.0)	(220.8)	(27.1)	(42.8)	(3,929.5)
Other operating expenses	(23.2)	(10.9)	(1.6)	(0.1)	(0.7)	(36.5)
Operating profit	746.1	179.0	51.5	3.8	(43.2)	937.2
Operating margin	5.6%	4.1%	4.4%	2.3%	—	4.9%

Operating profit from discontinued operations	(0.8)	—	—	3.7	—	2.9

Other information
Assets(4)	6,215.4	1,594.7	413.1	42.5	556.2	8,821.9
Liabilities(5)	1,046.2	207.8	262.9	22.9	3,606.1	5,145.9
Capital expenditures	546.9	114.0	36.7	12.2	19.5	729.3
Business acquisitions	—	—	—	—	—	—
Non-cash operating activities:
Depreciation and amortization	367.6	78.5	20.3	3.0	6.5	475.9
Impairment expense	13.1	2.0	—	(1.4)	—	13.7
Share-based compensation	18.9	1.8	0.2	—	1.2	22.1

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic and Slovakia are presented in discontinued operations.
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases, derivatives and income tax related liabilities.

72  DELHAIZE GROUP / ANNUAL REPORT 2007

Year ended December 31, 2006 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Revenues(1)	13,772.8	4,285.2	1,030.3	136.9	—	19,225.2
Cost of sales	(10,023.5)	(3,434.9)	(801.7)	(112.1)	—	(14,372.2)
Gross profit	3,749.3	850.3	228.6	24.8	—	4,853.0
Gross margin	27.2%	19.8%	22.2%	18.1%	—	25.2%
Other operating income	40.3	37.3	4.5	0.7	—	82.8
Selling, general and administrative expenses	(3,009.3)	(700.1)	(199.7)	(25.2)	(36.0)	(3,970.3)
Other operating expenses	(14.9)	(3.7)	(0.6)	—	—	(19.2)
Operating profit	765.4	183.8	32.8	0.3	(36.0)	946.3
Operating margin	5.6%	4.3%	3.2%	0.2%	—	4.9%

Operating profit from discontinued operations	(1.6)	—	—	(62.2)	—	(63.8)

Other information
Assets(4)	6,659.6	1,547.7	383.3	32.9	671.9	9,295.4
Liabilities(5)	1,139.2	253.9	243.3	18.6	4,079.0	5,734.0
Capital expenditures	528.4	107.2	37.5	12.1	14.7	699.9
Business acquisitions	—	—	—	—	—	—
Non-cash operating activities:
Depreciation and amortization	393.5	76.5	19.4	9.7	4.1	503.2
Impairment expense	1.4	0.5	0.9	64.8	—	67.6
Share-based compensation	20.0	2.3	0.2	—	1.0	23.5

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic and Slovakia are presented in discontinued operations.
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases, derivatives and income tax related liabilities.

Year ended December 31, 2005 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Revenues(1)	13,314.3	4,005.1	908.0	117.9	—	18,345.3
Cost of sales	(9,699.0)	(3,204.9)	(708.5)	(97.7)	—	(13,710.1)
Gross profit	3,615.3	800.2	199.5	20.2	—	4,635.2
Gross margin	27.2%	20.0%	22.0%	17.1%	—	25.3%
Other operating income	34.3	31.4	3.4	0.6	1.0	70.7
Selling, general and administrative expenses	(2,890.0)	(646.2)	(177.5)	(19.9)	(33.2)	(3,766.8)
Other operating expenses	(35.2)	(2.4)	(1.2)	(0.3)	(0.1)	(39.2)
Operating profit	724.4	183.0	24.2	0.6	(32.3)	899.9
Operating margin	5.4%	4.6%	2.7%	0.5%	—	4.9%

Operating profit from discontinued operations	(3.1)	—	—	(2.3)	—	(5.4)

Other information
Assets(4)	7,177.0	1,479.6	356.9	221.7	1,018.7	10,253.9
Liabilities(5)	1,272.2	218.3	205.6	58.4	4,903.3	6,657.8
Capital expenditures	459.1	122.2	35.7	7.9	11.2	636.1
Business acquisitions	—	160.8	—	—	14.7	175.5
Non-cash operating activities:
Depreciation and amortization	384.1	69.6	17.0	10.8	1.8	483.3
Impairment expense	6.6	0.1	0.1	5.0	—	11.8
Share-based compensation	24.0	2.5	—	—	1.1	27.6

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic and Slovakia are presented in discontinued operations.
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases, derivatives and income tax related liabilities.

DELHAIZE GROUP / ANNUAL REPORT 2007  73

7. Goodwill

(in millions of EUR)	2007	2006	2005
Gross carrying amount at January 1	2,775.1	3,081.1	2,536.2
Accumulated impairment at January 1	(77.5)	(83.7)	(73.4)

Net carrying amount at January 1	2,697.6	2,997.4	2,462.8

Acquisitions through business combinations and adjustments to initial purchase accounting	5.9	(0.9)	165.9
Amount classified as held for sale	—	(17.1)	—
Transfers to/from other accounts	—	1.1	4.7
Currency translation effect	(257.8)	(282.9)	364.0

Gross carrying amount at December 31	2,516.0	2,775.1	3,081.1
Accumulated impairment at December 31	(70.3)	(77.5)	(83.7)

Net carrying amount at December 31	2,445.7	2,697.6	2,997.4

The allocation of goodwill is as follows:

(in millions of EUR)	2007	2006	2005
Food Lion	1,146.9	1,282.0	1,429.4
Hannaford	1,042.8	1,159.6	1,293.7
United States	2,189.7	2,441.6	2,723.1
Belgium	159.6	159.6	162.5
Greece	94.2	94.2	93.5
Emerging Markets	2.2	2.2	18.3

Total	2,445.7	2,697.6	2,997.4

Goodwill is allocated and tested for impairment at the operating entity level, which is the lowest level at which goodwill is monitored for internal management purpose. Delhaize Group conducts an annual impairment assessment for goodwill in the fourth quarter of each year and whenever events or circumstances indicate that impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each operating entity with its carrying value, including goodwill. The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell. The value in use calculations use cash flow projections based on financial plans approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average growth rate for the supermarket retail business. The fair value less cost to sell of each operating company is based on earnings multiples paid for similar companies in the market and market capitalization for publicly traded subsidiaries. In 2007, 2006 and 2005, goodwill was tested for impairment using the discounted cash flows methodology and comparing to market multiples for reasonableness for the U.S. entities. Goodwill at the other Group entities was tested for impairment using the market multiple approach and market capitalization approach and discounted cash flows if the market approach indicated that there was potential impairment. An impairment loss is recorded if the carrying value exceeds the recoverable amount.

In 2006, EUR 17.1 million goodwill associated with Delvita was classified as held for sale and was fully impaired upon writing down the value of Delvita to fair value less costs to sell (see Note 5). No impairment loss was recorded in 2005 and 2007.

Key assumptions used for value in use calculations in 2007:

	Food Lion	Hannaford
Growth rate*	2.0%	2.0%
Discount rate**	8.5%	8.5%

*	Weighted average growth rate used to extrapolate sales beyond the three-year period.
**	After-tax discount rate applied to the cash flow projections.

8. Intangible Assets

Intangible assets consist primarily of trade names, purchased and developed software, favorable lease rights, and prescription files and other licenses.

Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized but tested for impairment in the fourth quarter of every year and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable value with their carrying amount. The value in use of trade names is estimated using revenue projections of each operating entity and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively. No impairment loss of trade names was recorded in 2007, 2006 or 2005.

See note 9 for a discussion of the impairment test for assets with definite lives.

74  DELHAIZE GROUP / ANNUAL REPORT 2007

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2007	396.0	74.6	96.4	272.4	45.0	884.4
Additions	—	20.2	29.7	0.9	7.4	58.2
Sales and disposals	—	—	(0.2)	(21.5)	(1.7)	(23.4)
Transfers to/from other accounts	—	(1.8)	3.3	(1.0)	—	0.5
Currency translation effect	(41.7)	(6.6)	(9.4)	(27.2)	(4.7)	(89.6)
Cost at December 31, 2007	354.3	86.4	119.8	223.6	46.0	830.1
Accumulated depreciation at January 1, 2007	—	(34.7)	(43.3)	(141.4)	(18.6)	(238.0)
Accumulated impairment at January 1, 2007	(35.8)	(0.4)	—	(5.4)	(0.2)	(41.8)
Amortization expense	—	(10.4)	(18.8)	(19.3)	(3.0)	(51.5)
Sales and disposals	—	—	0.2	21.4	1.8	23.4
Transfers to/from other accounts	—	(0.1)	(0.3)	1.1	—	0.7
Currency translation effect	3.8	3.2	5.0	15.2	2.0	29.2
Accumulated depreciation at December 31, 2007	—	(42.0)	(57.2)	(124.1)	(18.0)	(241.3)
Accumulated impairment at December 31, 2007	(32.0)	(0.4)	—	(4.3)	—	(36.7)

Net carrying amount at December 31, 2007	322.3	44.0	62.6	95.2	28.0	552.1

Cost at January 1, 2006	442.1	57.2	81.8	322.2	45.2	948.5
Additions	—	20.7	26.0	1.1	4.3	52.1
Sales and disposals	—	—	(0.6)	(16.2)	(0.2)	(17.0)
Transfers to/from other accounts	—	2.1	(0.5)	(1.9)	1.1	0.8
Currency translation effect	(46.1)	(5.4)	(7.8)	(32.8)	(4.9)	(97.0)
Amount classified as held for sale	—	—	(2.5)	—	(0.5)	(3.0)
Cost at December 31, 2006	396.0	74.6	96.4	272.4	45.0	884.4
Accumulated depreciation at January 1, 2006	—	(28.5)	(33.2)	(149.0)	(17.1)	(227.8)
Accumulated impairment at January 1, 2006	(40.0)	—	—	(5.3)	(0.2)	(45.5)
Amortization expense	—	(8.8)	(15.9)	(24.4)	(3.7)	(52.8)
Impairment loss	—	(0.5)	—	(0.2)	—	(0.7)
Sales and disposals	—	—	0.4	16.2	0.2	16.8
Transfers to/from other accounts	—	0.1	—	(0.6)	(0.2)	(0.7)
Currency translation effect	4.2	2.6	3.5	16.5	1.9	28.7
Amount classified as held for sale	—	—	1.9	—	0.3	2.2
Accumulated depreciation at December 31, 2006	—	(34.7)	(43.3)	(141.4)	(18.6)	(238.0)
Accumulated impairment at December 31, 2006	(35.8)	(0.4)	—	(5.4)	(0.2)	(41.8)

Net carrying amount at December 31, 2006	360.2	39.5	53.1	125.6	26.2	604.6

Cost at January 1, 2005	382.8	41.6	49.3	282.2	40.7	796.6
Additions	—	10.2	21.8	—	2.1	34.1
Sales and disposals	—	(0.1)	(1.0)	(4.7)	(1.8)	(7.6)
Acquisitions through business combinations	—	—	0.4	—	—	0.4
Transfers to/from other accounts	—	0.1	3.5	1.2	(1.9)	2.9
Currency translation effect	59.3	5.4	7.8	43.5	6.1	122.1
Cost at December 31, 2005	442.1	57.2	81.8	322.2	45.2	948.5
Accumulated depreciation at January 1, 2005	—	(18.4)	(19.6)	(105.9)	(12.1)	(156.0)
Accumulated impairment at January 1, 2005	(34.6)	—	—	(4.6)	—	(39.2)
Amortization expense	—	(7.9)	(10.7)	(29.3)	(3.9)	(51.8)
Impairment loss	—	—	—	—	(0.2)	(0.2)
Sales and disposals	—	—	0.1	4.0	0.9	5.0
Transfers to/from other accounts	—	—	0.1	—	0.1	0.2
Currency translation effect	(5.4)	(2.2)	(3.1)	(18.5)	(2.1)	(31.3)
Accumulated depreciation at December 31, 2005	—	(28.5)	(33.2)	(149.0)	(17.1)	(227.8)
Accumulated impairment at December 31, 2005	(40.0)	—	—	(5.3)	(0.2)	(45.5)

Net carrying amount at December 31, 2005	402.1	28.7	48.6	167.9	27.9	675.2

Trade name assets are allocated as follows:

(in millions of EUR)	2007	December 31, 2006	2005
Food Lion	175.6	196.2	219.0
Hannaford	146.7	164.0	183.1

United States	322.3	360.2	402.1

Amortization expense was charged to earnings as follows:

(in millions of EUR)	2007	2006	2005
Selling, general and administrative expenses	51.5	52.6	51.3
Result from discontinued operations	—	0.2	0.5

Total amortization expense	51.5	52.8	51.8

DELHAIZE GROUP / ANNUAL REPORT 2007  75

9. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2007	1,474.1	1,289.6	2,524.8	90.8	757.2	6,136.5
Additions	45.0	117.3	295.5	199.6	75.3	732.7
Sales and disposals	(12.6)	(54.0)	(108.5)	(0.6)	(1.8)	(177.5)
Transfer to/from other accounts	30.1	94.1	59.6	(204.5)	(0.1)	(20.8)
Currency translation effect	(93.5)	(113.9)	(209.3)	(8.3)	(76.4)	(501.4)
Divestitures	—	(0.3)	(1.1)	—	—	(1.4)
Balance at December 31, 2007	1,443.1	1,332.8	2,561.0	77.0	754.2	6,168.1
Accumulated depreciation at January 1, 2007	(318.8)	(711.9)	(1,418.2)	—	(248.2)	(2,697.1)
Accumulated Impairment at January 1, 2007	(1.2)	(4.1)	(26.4)	—	(7.7)	(39.4)
Depreciation expense	(46.8)	(105.6)	(224.2)	—	(45.6)	(422.2)
Impairment loss	(1.9)	(5.7)	(7.3)	—	(1.6)	(16.5)
Sales and disposals	4.4	51.1	98.7	—	1.6	155.8
Transfers to/from other accounts	3.1	2.4	2.3	—	0.8	8.6
Currency translation effect	21.4	60.2	116.6	—	26.7	224.9
Divestitures	—	0.3	0.6	—	—	0.9
Accumulated depreciation at December 31, 2007	(339.5)	(705.1)	(1,430.7)	—	(265.7)	(2,741.0)
Accumulated impairment at December 31, 2007	(0.3)	(8.2)	(27.2)	—	(8.3)	(44.0)

Net carrying amount at December 31, 2007	1,103.3	619.5	1,103.1	77.0	480.2	3,383.1

Cost at January 1, 2006	1,605.9	1,252.7	2,636.5	80.9	785.4	6,361.4
Additions	57.2	124.8	304.4	150.4	54.5	691.3
Sales and disposals	(16.5)	(12.7)	(156.7)	(2.4)	(6.6)	(194.9)
Transfer to/from other accounts	42.7	70.0	16.4	(127.6)	1.8	3.3
Currency translation effect	(88.4)	(103.4)	(204.5)	(7.4)	(76.0)	(479.7)
Amount classified as held for sale	(126.8)	(41.8)	(71.3)	(3.1)	(1.9)	(244.9)
Balance at December 31, 2006	1,474.1	1,289.6	2,524.8	90.8	757.2	6,136.5
Accumulated depreciation at January 1, 2006	(323.1)	(680.2)	(1,486.4)	—	(228.8)	(2,718.5)
Accumulated Impairment at January 1, 2006	(6.4)	(9.4)	(31.0)	—	(8.4)	(55.2)
Depreciation expense	(47.0)	(109.0)	(246.1)	—	(47.3)	(449.4)
Impairment loss	—	(0.7)	(1.5)	—	(0.4)	(2.6)
Sales and disposals	10.4	12.2	149.0	—	5.1	176.7
Transfers to/from other accounts	1.7	1.7	(1.0)	—	0.1	2.5
Currency translation effect	18.0	57.5	113.9	—	23.4	212.8
Amount classified as held for sale	26.4	11.9	58.5	—	0.4	97.2
Accumulated depreciation at December 31, 2006	(318.8)	(711.9)	(1,418.2)	—	(248.2)	(2,697.1)
Accumulated impairment at December 31, 2006	(1.2)	(4.1)	(26.4)	—	(7.7)	(39.4)

Net carrying amount at December 31, 2006	1,154.1	573.6	1,080.2	90.8	501.3	3,400.0

Cost at January 1, 2005	1,350.7	1,004.0	2,164.3	46.9	646.2	5,212.1
Additions	91.2	137.4	318.5	47.3	53.5	647.9
Sales and disposals	(12.4)	(15.4)	(98.8)	(0.9)	(5.6)	(133.1)
Acquisitions through business combinations	38.3	—	3.9	—	0.1	42.3
Transfers to/from other accounts	16.6	4.7	(3.3)	(18.6)	(1.5)	(2.1)
Currency translation effect	121.5	122.0	251.9	6.2	92.7	594.3
Balance at December 31, 2005	1,605.9	1,252.7	2,636.5	80.9	785.4	6,361.4
Accumulated depreciation at January 1, 2005	(263.4)	(521.1)	(1,200.3)	—	(158.8)	(2,143.6)
Accumulated impairment at January 1, 2005	(0.7)	(6.2)	(24.9)	—	(13.9)	(45.7)
Depreciation expense	(39.9)	(106.0)	(238.2)	—	(46.6)	(430.7)
Impairment loss	(5.6)	(3.1)	(2.7)	—	(1.5)	(12.9)
Reversal of impairment charges	—	1.5	0.1	—	0.5	2.1
Sales and disposals	0.5	13.5	84.6	—	3.5	102.1
Transfers to/from other accounts	1.4	(3.2)	4.5	—	5.0	7.7
Currency translation effect	(21.8)	(65.0)	(140.5)	—	(25.4)	(252.7)
Accumulated depreciation at December 31, 2005	(323.1)	(680.2)	(1,486.4)	—	(228.8)	(2,718.5)
Accumulated impairment at December 31, 2005	(6.4)	(9.4)	(31.0)	—	(8.4)	(55.2)

Net carrying amount at December 31, 2005	1,276.4	563.1	1,119.1	80.9	548.2	3,587.7

76  DELHAIZE GROUP / ANNUAL REPORT 2007

Depreciation expense was charged to earnings as follows:

(in millions of EUR)	2007	2006	2005
Cost of sales	43.3	45.1	43.3
Selling, general and administrative expenses	378.7	397.3	379.2
Result from discontinued operations	0.2	7.0	8.2

Total depreciation	422.2	449.4	430.7

Property, plant and equipment by segment is as follows:

(in millions of EUR)	2007	December 31, 2006	2005
United States	2,406.6	2,462.2	2,565.0
Belgium	738.1	722.9	690.3
Greece	202.2	186.1	169.5
Emerging Markets	21.9	15.0	152.1
Corporate	14.3	13.8	10.8

Total property, plant and equipment	3,383.1	3,400.0	3,587.7

Delhaize Group tests assets with definite lives for impairment whenever events or circumstances indicate that impairment may exist. We monitor the carrying value of our retail stores, our lowest level asset group for which identifiable cash flows are independent of other groups of assets, for potential impairment based on historical and projected cash flows. If potential impairment is identified at a retail store, we compare the store’s estimated recoverable value to its carrying amount and record an impairment loss if the recoverable value is less than the net carrying amount. Recoverable value is estimated based on projected discounted cash flows and previous experience in disposing of similar assets, adjusted for current economic conditions. Independent third-party appraisals are obtained in certain situations. Impairment loss may be reversed if events or circumstances indicate that impairment no longer exists. The methodology for reversing impairment is the same as for initially recording impairment.

Impairment loss of depreciable assets, recorded in other operating expenses, was EUR 16.6 million, EUR 2.8 million and EUR 8.9 million in 2007, 2006 and 2005, respectively. Impairment loss of depreciable assets recorded in result from discontinued operations was EUR 47.7 million (of which EUR 47.2 million related to assets classified as held for sale) and EUR 5.0 million in 2006 and 2005, respectively. EUR 2.9 million and EUR 2.1 million impairment loss was reversed in 2007 and 2005 respectively, of which EUR 1.4 million was recorded in result from discontinued operations in 2007.

The impairment loss of EUR 16.6 million in 2007 consists mainly of an impairment loss of EUR 13.6 million relating to 25 Sweetbay stores. The impairment loss was based on management’s evaluation of 25 stores with operating results that did not meet expectations. The primary method used to determine the recoverable amount of the retail stores was fair value less costs to sell. This fair value was determined by third-party valuation experts using the cost approach. The following property, plant and equipment categories have been impacted by the impairment:

•	Leasehold improvements for EUR 5.4 million

•	Furniture, fixtures, equipment and vehicles for EUR 6.7 million

•	Property under finance leases for EUR 1.5 million

Property under finance leases consists mainly of buildings.

Bank borrowings and other commitments are secured by land and buildings with a value of EUR 12.7 million, EUR 26.8 million and EUR 37.8 million at December 31, 2007, 2006 and 2005, respectively.

The number of owned versus leased stores by segment at December 31, 2007 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	135	694	741	—	1,570
Belgium	142	26	209	361	738
Greece	44	—	115	—	159
Emerging Markets	4	—	74	—	78

Total	325	720	1,139	361	2,545

DELHAIZE GROUP / ANNUAL REPORT 2007  77

10. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

The fair value of investment property was EUR 50.3 million, EUR 37.0 million and EUR 31.5 million at December 31, 2007, 2006 and 2005, respectively. Fair value has been determined using a combination of the present value of future cash flows and market values of comparable properties.

Rental income from investment property recorded in other operating income was EUR 3.3 million, EUR 2.8 million and EUR 2.3 million for 2007, 2006 and 2005, respectively. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were EUR 3.4 million, EUR 1.8 million and EUR 1.4 million for 2007, 2006 and 2005, respectively.

11. Investments in Securities

Investments in securities mainly include debt securities available-for-sale that are carried at fair value with adjustments to fair value, other than foreign exchange gains and losses relating to debt securities and impairment losses, charged directly to equity. Investments in securities also include debt securities held-to-maturity, securities that the Group has the positive intention and ability to hold to maturity. Securities held-to-maturity are carried at amortized cost less any impairment. Securities are included in non-current assets, except for securities with maturities less than 12 months from the balance sheet date, which are classified as current assets.

(in millions of EUR)	2007	2006	2005
Cost at January 1	30.4	31.5	20.1
Additions	7.8	0.1	5.0
Sales and disposals	(5.2)	(1.6)	(4.0)
Acquisitions through business combinations	—	—	5.7
Transfers to/from other accounts	19.4	3.1	1.5
Currency translation effect	(4.0)	(2.7)	3.2

Cost at December 31	48.4	30.4	31.5

Accumulated depreciation at January 1	(4.8)	(3.5)	(2.3)
Depreciation expense	(2.2)	(1.0)	(0.8)
Sales and disposals	0.6	0.1	—
Impairment	1.4	—	—
Transfers to/from other accounts	(4.2)	(0.8)	—
Currency translation effect	0.8	0.4	(0.4)

Accumulated depreciation at December 31	(8.4)	(4.8)	(3.5)

Net carrying amount at December 31	40.0	25.6	28.0

The carrying amount of securities is as follows:

	2007			December 31, 2006			2005
(in millions of EUR)	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
Non-current	68.0	48.1	116.1	53.4	67.6	121.0	31.1	93.9	125.0
Current	27.7	8.5	36.2	22.8	9.6	32.4	18.2	10.9	29.1

Total	95.7	56.6	152.3	76.2	77.2	153.4	49.3	104.8	154.1

At December 31, 2007, 2006 and 2005, EUR 21.9 million, EUR 34.4 million and EUR 49.8 million in securities held-to-maturity were held in escrow related to defeasance provisions of outstanding Hannaford debt and were not available for general company purposes.

The fair value of investments in securities at December 31, 2007, 2006 and 2005 was EUR 152.8 million, EUR 152.1 million and EUR 152.2 million, respectively. Fair value is determined by reference to market prices.

At December 31, 2007, 2006 and 2005, the carrying amounts of investments in securities have not been reduced by any impairment charges.

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow and term deposits. Other financial assets are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount. The increase of other financial assets in 2007 compared to 2006 is primarily due to an amount of EUR 20.0 million held in escrow related to the sale of Delvita and that will be released in three equal annual installments, starting in 2008.

13. Inventories

No inventory has been written down at December 31, 2007, 2006 or 2005, and no previous write-downs were reversed in 2007, 2006 or 2005.

78  DELHAIZE GROUP / ANNUAL REPORT 2007

14. Receivables

(in millions of EUR)	2007	2006	2005
Trade receivables	488.2	437.2	419.0
Trade receivables - bad debt allowance	(15.3)	(19.4)	(18.0)
Other receivables	91.7	109.3	81.6

Total current receivables	564.6	527.1	482.6

The aging of Delhaize Group current receivables is as follows:

(in millions of EUR)			December 31, 2007
	Net Carrying Amount as of December 31, 2007	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days	Other
Trade receivables	488.2	217.5	43.4	217.3	10.0	—
Trade receivables - bad debt allowance	(15.3)	(6.1)	(0.5)	(1.7)	(7.0)	—
Other receivables	91.7	78.1	3.6	6.5	3.5	—

Total	564.6	289.5	46.5	222.1	6.5	—

(in millions of EUR)			December 31, 2006
	Net Carrying Amount as of December 31, 2006	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days	Other
Trade receivables	437.2	205.9	18.0	201.2	9.9	2.2
Trade receivables - bad debt allowance	(19.4)	(8.3)	(0.2)	(1.9)	(8.5)	(0.5)
Other receivables	109.3	78.1	7.6	11.6	11.9	0.1

Total	527.1	275.7	25.4	210.9	13.3	1.8

(in millions of EUR)			December 31, 2005
	Net Carrying Amount as of December 31, 2005	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days	Other
Trade receivables	419.0	210.0	11.7	176.1	8.7	12.5
Trade receivables - bad debt allowance	(18.0)	(6.4)	(0.4)	(2.7)	(6.2)	(2.3)
Other receivables	81.6	60.2	4.7	8.3	8.2	0.2

Total	482.6	263.8	16.0	181.7	10.7	10.4

The above analysis shows the aging of receivables. To provide a more accurate analysis of the aging of receivables, receivables of subsidiaries with discontinued operations have been classified in the column “other”. The maximum exposure to credit risk for the receivables is the carrying value.

15. Dividends

On May 24, 2007, the shareholders approved the payment of a gross dividend of EUR 1.32 per share (EUR 0.99 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 129.9 million. On May 24, 2006, the shareholders approved the payment of a gross dividend of EUR 1.20 per share (EUR 0.90 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 114.5 million. On May 26, 2005, the shareholders approved the payment of a gross dividend of EUR 1.12 per share (EUR 0.84 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 105.5 million.

With respect to the current year, the Directors propose a gross dividend of EUR 1.44 per share to be paid to shareholders on May 30, 2008. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 22, 2008 and has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The dividend is included in the statutory financial statements prepared under Belgian GAAP (“the annual accounts”). The total estimated dividend, based on the number of shares outstanding at March 5, 2008 is EUR 144.4 million.

As a result of the conversion of convertible bonds issued in April 2004 and/or the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company may have to issue new ordinary shares, to which payment in 2008 of the 2007 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 22, 2008. The Board of Directors will communicate at the Ordinary General Meeting of May 22, 2008 the aggregate number of shares entitled to the 2007 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual accounts of 2007 will be modified accordingly. The maximum number of shares which could be issued between March 5, 2008, and May 22, 2008, assuming that all convertible bonds were to be converted and all vested warrants were to be exercised, is 4,712,132. This would result in an increase in the total amount to be distributed as dividends to a total of EUR 6.8 million.

DELHAIZE GROUP / ANNUAL REPORT 2007  79

16. Equity

Consolidated Statements of Changes in Equity

	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares
(in millions of EUR, except number of shares)	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Other Reserves	Cumulative Translation Adjustment	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2005	93,668,561	46.8	2,375.4	294,735	(18.3)	1,578.0	(34.3)	(1,105.4)	2,842.2	32.4	2,874.6

Net income (expense) recognized directly in equity	—	—	—	—	(0.5)	—	(14.9)	440.5	425.1	—	425.1
Net profit	—	—	—	—	—	365.2	—	—	365.2	4.9	370.1

Total recognized income and expense for the period	—	—	—	—	(0.5)	365.2	(14.9)	440.5	790.3	4.9	795.2
Capital increases	1,036,501	0.6	30.8	—	—	—	—	—	31.4	—	31.4
Treasury shares purchased	—	—	—	458,458	(22.6)	—	—	—	(22.6)	—	(22.6)
Treasury shares sold upon exercise of employee stock options	—	—	(4.5)	(157,607)	8.0	—	—	—	3.5	—	3.5
Excess tax benefit on employee stock options and restricted shares	—	—	1.3	—	—	—	—	—	1.3	—	1.3
Tax payment for restricted shares vested	—	—	(2.3)	—	—	—	—	—	(2.3)	—	(2.3)
Share-based compensation expense	—	—	27.6	—	—	—	—	—	27.6	—	27.6
Dividend declared	—	—	—	—	—	(105.5)	—	—	(105.5)	—	(105.5)
Purchase of minority interests	—	—	—	—	—	—	—	—	—	(7.1)	(7.1)

Balances at December 31, 2005	94,705,062	47.4	2,428.3	595,586	(33.4)	1,837.7	(49.2)	(664.9)	3,565.9	30.2	3,596.1

Net income (expense) recognized directly in equity	—	—	—	—	0.9	—	16.6	(360.8)	(343.3)	(0.3)	(343.6)
Net profit	—	—	—	—	—	351.9	—	—	351.9	8.4	360.3

Total recognized income and expense for the period	—	—	—	—	0.9	351.9	16.6	(360.8)	8.6	8.1	16.7
Capital increases	1,751,862	0.8	54.5	—	—	—	—	—	55.3	—	55.3
Treasury shares purchased	—	—	—	481,400	(30.2)	—	—	—	(30.2)	—	(30.2)
Treasury shares sold upon exercise of employee stock options	—	—	(4.3)	(158,387)	7.9	—	—	—	3.6	—	3.6
Excess tax benefit on employee stock options and restricted shares	—	—	14.9	—	—	—	—	—	14.9	—	14.9
Tax payment for restricted shares vested	—	—	(2.3)	—	—	—	—	—	(2.3)	—	(2.3)
Share-based compensation expense	—	—	23.4	—	—	—	—	—	23.4	0.1	23.5
Dividend declared	—	—	—	—	—	(114.0)	—	—	(114.0)	(1.6)	(115.6)
Purchase of minority interests	—	—	—	—	—	—	—	—	—	(0.6)	(0.6)

Balances at December 31, 2006	96,456,924	48.2	2,514.5	918,599	(54.8)	2,075.6	(32.6)	(1,025.7)	3,525.2	36.2	3,561.4

Net income (expense) recognized directly in equity	—	—	—	—	1.1	—	20.2	(390.2)	(368.9)	0.5	(368.4)
Net profit	—	—	—	—	—	410.1	—	—	410.1	14.4	424.5

Total recognized income and expense for the period	—	—	—	—	1.1	410.1	20.2	(390.2)	41.2	14.9	56.1
Capital increases	1,556,055	0.8	55.8	—	—	—	—	—	56.6	—	56.6
Conversion of convertible bond	2,267,528	1.1	124.5	—	—	—	—	—	125.6	—	125.6
Treasury shares purchased	—	—	—	536,275	(35.5)	—	—	—	(35.5)	—	(35.5)
Treasury shares sold upon exercise of employee stock options	—	—	(18.4)	(515,925)	30.7	—	—	—	12.3	—	12.3
Excess tax benefit on employee stock options and restricted shares	—	—	13.9	—	—	—	—	—	13.9	—	13.9
Tax payment for restricted shares vested	—	—	(3.7)	—	—	—	—	—	(3.7)	—	(3.7)
Share-based compensation expense	—	—	22.1	—	—	—	—	—	22.1	—	22.1
Dividend declared	—	—	—	—	—	(130.4)	—	—	(130.4)	(2.4)	(132.8)

Balances at December 31, 2007	100,280,507	50.1	2,708.7	938,949	(58.5)	2,355.3	(12.4)	(1,415.9)	3,627.3	48.7	3,676.0

Ordinary Shares

There were 100,280,507, 96,456,924 and 94,705,062 Delhaize Group ordinary shares issued at December 31, 2007, 2006 and 2005, respectively (par value of EUR 0.50), of which 938,949, 918,599 and 595,586 ordinary shares were held in treasury at December 31, 2007, 2006 and 2005, respectively. Delhaize Group ordinary shares may be in either bearer or registered form, at the holder’s option.

As from January 1, 2008, shares can also be held in dematerialized form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro-rata basis, any proceeds from the sale of Delhaize Group’s remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro-rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

Authorized Capital

The Extraordinary General Meeting held on May 23, 2002 authorized the Board of Directors, within certain legal limits, to increase the capital of Delhaize Group or issue convertible bonds or subscription rights by a maximum of EUR 46.2 million corresponding to approximately 92.4 million shares, for a period of five years expiring in June 2007. As authorized by the Extraordinary General Meeting held on May 24, 2007, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2012, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of EUR 9.7 million corresponding to approximately 19.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

80  DELHAIZE GROUP / ANNUAL REPORT 2007

In 2007, Delhaize Group issued 3,823,583 shares of common stock for EUR 182.2 million, net of EUR 52.0 million representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees, net of issue costs of EUR 0.1 million and net of EUR 3.6 million (net of tax), unamortized discount on the convertible bond. Of these 3,823,583 issued shares, 2,267,528 represent convertible bonds which were converted into capital in 2007, with a corresponding credit to share capital of EUR 1.1 million and to share premium of EUR 124.5 million.

Recent Capital Increases (in EUR, except number of shares)	Capital	Share Premium Account(1)	Number of Shares
Capital on January 1, 2005	46,834,280.50	2,320,926,617.50	93,668,561

Increase in capital on January 17, 2005(2)	94,370.00	10,796,236.16	188,740
Increase in capital on February 22, 2005(2)	75,161.00	8,427,419.61	150,322
Increase in capital on May 9, 2005(2)	77,388.00	8,456,385.46	154,776
Increase in capital on June 10, 2005(2)	99,802.00	9,584,806.81	199,604
Increase in capital on July 1, 2005(2)	83,965.50	8,048,685.89	167,931
Increase in capital on August 23, 2005(2)	87,564.00	8,679,853.42	175,128

Capital on December 31, 2005	47,352,531.00	2,374,920,004.85	94,705,062

Increase in capital on January 4, 2006(2)	106,071.00	10,570,123.64	212,142
Increase in capital on March 29, 2006(2)	147,991.00	16,565,150.85	295,982
Increase in capital on May 16, 2006(2)	98,779.00	11,461,240.91	197,558
Increase in capital on July 26, 2006(2)	143,141.00	14,755,287.79	286,282
Increase in capital on September 8, 2006(2)	168,873.50	19,051,037.06	337,747
Increase in capital on October 12, 2006(2)	99,570.50	11,830,771.43	199,141
Increase in capital on October 24, 2006(2)	111,505.00	14,351,550.43	223,010

Capital on December 31, 2006	48,228,462.00	2,473,505,166.96	96,456,924

Increase in capital on February 15, 2007(2)	166,023.00	20,869,911.19	332,046
Increase in capital on May 14, 2007(2)	106,121.50	14,369,581.13	212,243
Increase in capital on May 24, 2007(3)	692,977.50	78,306,457.50	1,385,955
Increase in capital on June 14, 2007(3)	440,786.50	49,808,874.50	881,573
Increase in capital on June 14, 2007(2)	123,679.00	17,999,079.91	247,358
Increase in capital on June 26, 2007(2)	100,055.50	14,076,875.94	200,111
Increase in capital on June 26, 2007(4)	3,400.00	425,680.00	6,800
Increase in capital on July 25, 2007(2)	175,696.50	25,663,033.99	351,393
Increase in capital on October 2, 2007(4)	400.00	50,080.00	800
Increase in capital on December 12, 2007(2)	102,652.00	14,367,322.20	205,304

Capital on December 31, 2007	50,140,253.50	2,709,442,063.32	100,280,507

(1)	Share premium as recorded in the non-consolidated accounts of Delhaize Group SA, prepared under Belgian GAAP.
(2)	Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan.
(3)	Capital increase linked to the conversion of bonds (43% of the convertible bonds were converted into 2,267,528 shares).
(4)	Capital increase as a consequence of the exercise of warrants under the 2000 non-U.S. stock option plan.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excl. Share Premium)
Authorized capital as approved at the May 23, 2002 General Meeting	92,392,704	46,196,352.00

May 22, 2002 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(3,853,578)	(1,926,789.00)
May 22, 2003 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(2,132,043)	(1,066,021.50)
April 7, 2004 - Issuance of convertible bonds	(5,263,158)	(2,631,579.00)
May 27, 2004 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,517,988)	(758,994.00)
May 26, 2005 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,100,639)	(550,319.50)
June 8, 2006 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,324,347)	(662,173.50)
June 8, 2007 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,165,108)	(582,554.00)

Balance of remaining authorized capital	76,035,843	38,017,921.50

Expired on June 14, 2007	(76,035,843)	(38,017,921.50)

Authorized capital as approved at the May 24, 2007 General Meeting with effect as of June 18, 2007	19,357,794	9,678,897.00

Balance of remaining authorized capital as of December 31, 2007	19,357,794	9,678,897.00

.

In 2006, Delhaize Group issued 1,751,862 shares of common stock for EUR 55.3 million, net of EUR 44.1 million representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs of EUR 0.1 million after tax. In 2005, Delhaize Group issued 1,036,501 shares of common stock for EUR 31.4 million, net of EUR 22.9 million representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs of EUR 0.2 million after tax. In 2004, Delhaize Group also issued convertible bonds having an aggregate principal amount of EUR 300 million, convertible into 5,263,158 ordinary shares at the initial conversion price of EUR 57.00 per share. The bonds are convertible into ordinary shares any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The equity component of the convertible bonds credited to share premium was EUR 19.0 million, net of tax of EUR 9.8 million.

DELHAIZE GROUP / ANNUAL REPORT 2007  81

At the end of 2007, the Board of Directors still had, pursuant to the authorization granted in May 2007, an authorization to increase the capital by a maximum of approximately EUR 9.7 million corresponding to approximately 19.4 million shares.

To the extent permitted by law, the Board of Directors is authorized to increase the share capital after it has received notice of a public takeover bid related to the Company. In such a case, the Board of Directors is especially authorized to limit or suppress the preferential right of the shareholders, even in favor of specific persons. Such authorization was granted by the shareholders to the Board of Directors for a period of three years expiring in May 2008.

Share Repurchases

As authorized by the Extraordinary General Meeting held on May 26, 2005, the Board of Directors is authorized to purchase Delhaize Group ordinary shares where such a purchase is necessary to avoid serious and imminent damage to Delhaize Group. Such authorization will expire in June 2008.

In addition, on May 24, 2007, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors, in the absence of any threat or serious and imminent damage, to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2006. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company, as defined by legal provisions on acquisition of shares of the Company by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases.

Delhaize Group SA acquired 384,575 Delhaize Group shares (having a par value of EUR 0.50 per share) in 2007 for an aggregate amount of EUR 25.8 million, representing approximately 0.38% of Delhaize Group’s share capital and transferred 389,275 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. As a consequence, at the end of 2007, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 143.3 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

Additionally, in 2007, Delhaize America repurchased 151,700 Delhaize Group ADRs for an aggregate amount of USD 13.4 million, representing approximately 0.15% of the Delhaize Group share capital as at December 31, 2007 and transferred 126,650 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2007, Delhaize Group owned 938,949 treasury shares (including ADRs), of which 402,674 were acquired prior to 2007, representing approximately 0.94% of the Delhaize Group share capital.

Delhaize Group provided a Belgian credit institution with a discretionary mandate (the “Mandate”) to purchase up to 400,000 Delhaize Group’s shares on Euronext Brussels between December 15, 2006 and November 24, 2007 in order to satisfy exercises of stock options held by management of its non-U.S. operating companies. This credit institution made its decisions to purchase Delhaize Group shares pursuant to the guidelines set forth in the Mandate, independent of further instructions from Delhaize Group, and without influence by Delhaize Group with regard to the timing of the purchases. The credit institution was authorized to purchase shares only when the number of Delhaize Group shares held by a custodian bank fell below a certain minimum threshold contained in the Mandate.

Additionally, in 2006 Delhaize America engaged a U.S.-based financial institution to purchase on its behalf up to 225,000 Delhaize Group ADRs on the New York Stock Exchange during a period of up to one year beginning August 31, 2006. This engagement was established to assist in the satisfaction of certain stock options held by employees of U.S. subsidiaries of Delhaize Group and certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America.

Retained Earnings

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2007, 2006 and 2005, Delhaize Group’s legal reserve was EUR 5.0 million, EUR 4.8 million and EUR 4.7 million, respectively, and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders of up to the amount of the distributable reserves of the parent company, including the profit of the last fiscal year, subject to the dividend restriction test (see note 18 on short-term borrowings). The shareholders at Delhaize Group’s Ordinary General Meeting must approve such dividends.

Other Reserves

Other reserves include a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing. Both deferred loss and deferred gain are being amortized over the life of the underlying debt instruments. Other reserves also include actuarial gains and losses on defined benefit plans and unrealized gains and losses on securities available for sale.

(in millions of EUR)	2007	December 31, 2006	2005
Deferred gain/(loss) on hedge:
Gross	(16.0)	(36.4)	(46.1)
Tax effect	6.1	13.8	17.5
Actuarial gain/(loss) on defined benefit plans:
Gross	(6.0)	(16.1)	(32.2)
Tax effect	2.2	5.5	11.3
Amount attributable to minority interest	0.3	0.8	0.5
Unrealized gain/(loss) on securities held for sale:
Gross	1.6	(0.3)	(0.3)
Tax effect	(0.6)	0.1	0.1

Total other reserves	(12.4)	(32.6)	(49.2)

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group’s subsidiaries relative to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar to the euro. The cumulative translation adjustment balance is as follows:

At December 31 (in millions of EUR)	USD Companies	Other Companies	Total
2005	(675.0)	10.1	(664.9)
2006	(1,045.7)	20.0	(1,025.7)
2007	(1,408.4)	(7.5)	(1,415.9)

82  DELHAIZE GROUP / ANNUAL REPORT 2007

Capital Management

The Group manages its capital in order to maximize shareholder value while keeping sufficient flexibility to execute strategic projects. We monitor capital by using the same debt/equity classifications as applied in our IFRS reporting.

During 2007, the capital of Delhaize Group was increased by EUR 182.2 million.

Minority Interests

Minority interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

Minority Interests (in millions of EUR)	2007	December 31, 2006	2005
Belgium	0.5	0.5	0.4
Greece	48.2	35.7	29.8

Total	48.7	36.2	30.2

17. Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. Delhaize Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also uses a treasury notes program.

Long-term debt (excluding finance leases) net of discounts/premiums, deferred transaction cost and hedge accounting fair value adjustment consists of the following:

(in millions of EUR)	2007	December 31, 2006	2005
Debentures, 9.00% (due 2031), unsecured	540.8	642.2	716.6
Notes, 8.05% (due 2027), unsecured	82.3	91.8	102.2
Bonds, 6.50% (due 2017), unsecured	301.8	—	—
Notes, 5.625% (due 2014), unsecured	503.5	—	—
Notes, 8.125% (due 2011), unsecured	34.2	829.0	924.8
Bonds, 3.895%, (due 2010), unsecured	40.0	40.0	40.0
Convertible bonds, 2.75% (due 2009), unsecured	165.2	283.2	276.6
Bonds, 4.625% (due 2009), unsecured	149.6	149.4	149.1
Notes, 8.00% (due 2008), unsecured	99.4	98.8	100.3
Notes, 7.55% (due 2007), unsecured	—	110.0	122.6
Notes, 7.375% (due 2006), unsecured	—	—	477.5
Bonds, 5.50% (due 2006), unsecured	—	—	150.0
Other debt, 7.25% (due 2007 to 2018)	—	9.9	11.5
Mortgages payable, 7.55% to 8.65% (due 2008 to 2016)	3.7	5.3	7.1
Other notes, 6.31% to 14.15% (due 2007 to 2016)	19.2	31.4	49.1
Other notes, 7.25% to 14.15%, (due 2007 to 2013), unsecured	0.9	—	—
Floating term loan, 5.318% (due 2012), unsecured	76.8	—	—
Medium-term notes 3.354% to 4.70% (due 2007), unsecured	—	50.0	50.0
Medium-term notes, 6.80% (due 2006), unsecured	—	—	12.4
Bank borrowings	3.2	10.4	14.9

Total non-subordinated borrowings	2,020.6	2,351.4	3,204.7

Less current portion	(108.9)	(181.6)	(658.3)

Total non-subordinated borrowings, non-current	1,911.7	2,169.8	2,546.4

The interest rate on long-term debt (excluding finance leases) was on average 6.7%, 7.3% and 7.2% at December 31, 2007, 2006 and 2005, respectively. These interest rates were calculated considering the interest rate swaps discussed below.

In June 2007, Delhaize Group tendered for a maximum of USD 1.1 billion of its 2011 and 2031 maturities. The purchase of USD 1,05 billion of 2011 maturities and USD 50 million of 2031 maturities was financed with the simultaneous issuance of a EUR 500 million seven-year bond at 5.625% and a USD 450 million 10-year bond at 6.50% and a five-year floating term loan of USD 113 million. The euro bond was entirely swapped to USD in order to match the currency of Delhaize Group debt to the currency of its earnings (see note 20). The transaction allowed Delhaize to reduce its average cost of long term debt from 7.3% in 2006 to 6.7% for 2007.

In 2006, Delhaize Group redeemed the EUR 150 million 5.5% bonds and the USD 563.5 million (EUR 477.5 million) 7.375% notes.

In February 2005, Delhaize Group’s subsidiary Alfa-Beta issued bonds having an aggregate principal amount of EUR 40 million that mature in 2010 and bear interest at 3.895%.

In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295.2 million (the “Convertible Bonds”). The Convertible Bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible Bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price is initially EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed. Conversion in full of the aggregate principal amount of the Convertible Bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares. The net proceeds from the issue of the Convertible Bonds were split between the liability component and an equity component, representing

DELHAIZE GROUP / ANNUAL REPORT 2007  83

the fair value of the embedded option to convert the liability into equity of the Group. The interest charged for the year is calculated by applying an effective interest rate of 5.4% to the liability component.

In 2007, EUR 129.2 million convertible bonds were converted into 2,267,528 shares, leaving EUR 170.8 million outstanding bonds.

In 2003, Hannaford invoked the defeasance provisions of its outstanding 7.41% Senior Notes due February 15, 2009, 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.58% Senior Notes due February 15, 2011, 7.06% Senior Notes due May 15, 2016 and 6.31% Senior Notes due May 15, 2008 (collectively, the “Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the Notes. As of December 31, 2007, 2006 and 2005, USD 29.7 million (EUR 20.2 million), USD 41.6 million (EUR 31.6 million) and USD 53.4 million (EUR 45.3 million) in aggregate principal amount of the Notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2007, 2006 and 2005, restricted securities of USD 32.2 million (EUR 21.9 million), USD 45.2 million (EUR 34.3 million) and USD 58.8 million (EUR 49.8 million), respectively, were recorded in investment in securities on the balance sheet.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). In November 2005, Delhaize Group issued EUR 50.0 million of medium-term notes under the Treasury Program, that were repaid in May and November 2007. EUR 50.0 million and EUR 62.4 million medium-term notes were outstanding at December 31, 2006 and 2005, respectively. No notes were outstanding at December 31, 2007.

Long-term Debt by Currency

The main currencies in which Delhaize Group’s long-term debt are denominated are as follows:

(in millions of EUR)	2007	December 31, 2006	2005
U.S. dollar	1,059.7	1,719.7	2,411.5
Euro	960.9	631.7	793.2

Total	2,020.6	2,351.4	3,204.7

Principal payments (premiums and discounts not taken into account) and related interest rates (before effect of interest rate swaps) of the Group’s long-term debt by currency (before effect of cross-currency interest rate swaps):

	2008	2009	2010	2011	2012	Thereafter	Fair Value
Debt held in USD (in millions of USD)
Notes due 2011	—	—	—	50.4	—	—	54.4
Average interest rate	—	—	—	8.13%	—	—	—
Notes due 2017	—	—	—	—	—	450.0	462.8
Average interest rate	—	—	—	—	—	6.50%	—
Notes due 2027	—	—	—	—	—	126.0	133.2
Average interest rate	—	—	—	—	—	8.05%	—
Debentures due 2031	—	—	—	—	—	804.6	917.2
Average interest rate	—	—	—	—	—	9.00%	—
Term loan	—	—	—	—	113.0	—	113.0
Average Interest Rate	—	—	—	—	5.32%	—	—
Other notes	11.7	5.6	1.7	1.7	—	9.0	30.8
Average interest rate	6.77%	7.17%	6.58%	6.58%	—	7.06%	—
Mortgages payable	1.0	1.1	1.2	0.3	0.4	1.6	6.2
Average interest rate	7.76%	7.75%	7.75%	8.25%	8.25%	8.25%	—
Other debt	0.3	0.2	0.2	0.2	0.2	0.2	1.6
Average interest rate	13.79%	13.21%	13.21%	13.21%	13.21%	13.21%	—

Total debt held in USD	13.0	6.9	3.1	52.6	113.6	1,391.4	1,719.2

Total debt held in USD translated in millions of EUR	8.8	4.7	2.1	35.7	77.2	945.2	1,167.9

	2008	2009	2010	2011	2012	Thereafter	Fair Value
Debt held in EUR (in millions of EUR)
Bonds due 2008	100.0	—	—	—	—	—	106.0
Average interest rate	8.00%	—	—	—	—	—	—
Bonds due 2009	—	150.0	—	—	—	—	147.5
Average interest rate	—	4.63%	—	—	—	—	—
Convertible bonds due 2009	—	170.8	—	—	—	—	191.6
Average interest rate	—	2.75%	—	—	—	—	—
Bonds due 2010	—	—	40.0	—	—	—	40.0
Average interest rate	—	—	3.90%	—	—	—	—
Notes due 2014	—	—	—	—	—	500.0	489.5
Average interest rate	—	—	—	—	—	5.63%	—
Bank borrowings	0.1	0.5	—	—	—	2.6	3.2
Average interest rate	4.11%	6.24%	—	—	—	4.54%	—

Total debt held in EUR	100.1	321.3	40.0	0.0	0.0	502.6	977.8

Total debt	108.9	326.0	42.1	35.7	77.2	1,447.8	2,145.7

84  DELHAIZE GROUP / ANNUAL REPORT 2007

Fair Value of Long-term Debt

The fair value of the Group’s long-term debt is based on the current market quotes for publicly traded debt and estimated rates for non-public debt, reflecting current market rates offered to the Group and its subsidiaries for debt with similar maturities:

(in millions of EUR)	December 31,
	2007	2006	2005
Fair value of long-term debt	2,145.7	2,653.4	3,485.9

Carrying value of long-term debt:
Current	108.9	181.6	658.3
Non-current	1,911.7	2,169.8	2,546.4

Total	2,020.6	2,351.4	3,204.7

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was EUR 4.2 million, EUR 12.1 million and EUR 18.1 million at December 31, 2007, 2006 and 2005, respectively.

At December 31, 2007, 2006 and 2005, EUR 12.7 million, EUR 30.3 million and EUR 41.5 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants for Long-term Debt

Delhaize Group is subject to certain affirmative and negative covenants related to the debt instruments indicated above. Negative covenants include a minimum fixed charge coverage ratio and maximum leverage ratios. At December 31, 2007, 2006 and 2005, Delhaize Group was in compliance with all such covenants.

18. Short-term Borrowings

	December 31,
(in millions of EUR)	2007	2006	2005
Short-term bank borrowings	41.5	101.8	0.1

On April 22, 2005, Delhaize America entered into a USD 500 million (EUR 379.7 million) unsecured revolving credit agreement (“the Credit Agreement”), replacing and terminating the USD 350 million (EUR 265.8 million) secured credit agreement maturing July 2005. The Credit Agreement provides for a USD 500 million (EUR 379.7 million) five-year unsecured committed revolving credit facility, with a USD 100 million (EUR 75.9 million) sublimit for the issuance of letters of credit, and a USD 35 million (EUR 26.6 million) sublimit for swingline loans. Upon Delhaize America’s election, the aggregate maximum principal amount available under the Credit Agreement may be increased to an aggregate amount not exceeding USD 650 million (EUR 493.5 million). Funds are available under the Credit Agreement for general corporate purposes. The Credit Agreement will mature on April 22, 2010, unless Delhaize America exercises its option to extend it for up to two additional years. In May 2007, the facility was amended to have the financial covenants apply to Delhaize Group instead of to Delhaize America. The credit facility is guaranteed under the cross guarantee agreement between Delhaize Group and Delhaize America.

Delhaize America had USD 50.0 million (EUR 34.0 million) in outstanding borrowings under the Credit Agreement as of December 31, 2007, USD 120.0 million (EUR 91.1 million) outstanding borrowings as of December 31, 2006 and no outstanding borrowings as of December 31, 2005. Under this facility, Delhaize America had average daily borrowings of USD 36.1 million (EUR 26.3 million) during 2007, USD 30.9 million (EUR 24.6 million) average daily borrowings during 2006 and no borrowings during 2005. Approximately USD 1.0 million (EUR 0.7 million), USD 46.7 million (EUR 37.2 million) and USD 57.0 million (EUR 45.4 million) of the Credit Agreement was used to fund letters of credit during 2007, 2006 and 2005, respectively.

In addition, Delhaize America has periodic short-term borrowings under other arrangements that are available at the lenders’ discretion. As of December 31, 2007, Delhaize America had borrowings of USD 6.0 million (EUR 4.0 million) outstanding under these arrangements. There was USD 14.0 million (EUR 10.6 million) outstanding under these arrangements at December 31, 2006 and no outstanding borrowings under these arrangements at December 31, 2005.

At December 31, 2007, 2006 and 2005, the Group’s European and Asian companies together had credit facilities (committed and uncommitted) of EUR 561.1 million (of which EUR 275.0 million of committed credit facilities), EUR 511.3 million and EUR 409.3 million, respectively, under which Delhaize Group can borrow amounts for less than one year (Short-term Bank Borrowings) or more than one year (Medium-term Bank Borrowings). The Short-term Bank Borrowings and the Medium-term Bank Borrowings – see Note 17 (collectively the “Bank Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had EUR 3.5 million in outstanding short-term bank borrowings at December 31, 2007, compared to no borrowings outstanding at December 31, 2006 and EUR 0.1 million of short-term bank borrowings outstanding at December 31, 2005, respectively, with an average interest rate of 5.05% and 3.45%, respectively. During 2007, the Group’s European and Asian average borrowings were EUR 11.1 million at a daily average interest rate of 4.1%.

In Belgium, Delhaize Group had no short-term notes outstanding under the EUR 500 million Treasury Program (see Note 17) at December 31, 2007, 2006 and 2005.

Short-term Borrowings by Currency

	December 31,
(in millions of EUR)	2007	2006	2005
U.S. dollar	38.0	101.8	—
Euro	3.5	—	0.1

Total	41.5	101.8	0.1

Debt Covenants for Short-term Borrowings

In general, the short-term borrowings require maintenance of various financial and non-financial covenants. The USD 500 million (EUR 339.7 million) unsecured revolving line of credit agreement of Delhaize America in particular, contains affirmative and negative covenants applicable to Delhaize Group. Negative covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio and a dividend restriction test that limits the amount of dividends to 12.5% of consolidated earnings before interest, taxes, depreciation and amortization for the current and prior year, unless the Group maintains a minimum credit rating. At December 31, 2007, 2006 and 2005, Delhaize Group was in compliance with all such covenants.

DELHAIZE GROUP / ANNUAL REPORT 2007  85

19. Leases

Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from three to 27 years with renewal options ranging from three to 27 years. The following schedule details at December 31, 2007, the future minimum lease payments:

(in millions of EUR)	2008	2009	2010	2011	2012	Thereafter	Total
Finance leases
Future minimum lease payments	113.3	109.9	104.7	98.9	95.4	891.0	1,413.2
Less amount representing interest	(74.3)	(70.0)	(65.4)	(60.9)	(56.2)	(451.5)	(778.3)

Present value of minimum lease payments	39.0	39.9	39.3	38.0	39.2	439.5	634.9
Operating leases
Future minimum lease payments	183.0	173.4	167.0	157.2	148.7	1,097.4	1,926.7
Closed store lease obligations
Future minimum lease payments	15.8	13.6	11.2	8.7	7.4	29.8	86.5

The average effective interest rate for finance leases was 11.7%, 11.7% and 12.0% at December 31, 2007, 2006 and 2005, respectively. The fair value of the Group’s finance lease obligations using an average market rate of 6.8% at December 31, 2007 was EUR 826.7 million.

Minimum payments have not been reduced by minimum sublease income of EUR 87.1 million due over the term of non-cancelable subleases.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 218.0 million, EUR 247.4 million and EUR 271.0 million in 2007, 2006 and 2005, respectively.

Certain lease agreements also include contingent rent requirements which are generally based on store sales. Contingent rent expense for 2007, 2006 and 2005 was EUR 0.9 million, EUR 1.1 million and EUR 0.8 million, respectively.

Sublease payments received and recognized into income for 2007, 2006 and 2005 were EUR 19.7 million, EUR 18.1 million and EUR 17.7 million, respectively.

In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not completed at December 31, 2007. The leases generally range from three to 27 years with renewal options generally ranging from three to 27 years. Total future minimum rents under these agreements is approximately EUR 289.3 million.

A liability of EUR 33.7 million, EUR 67.3 million and EUR 94.4 million at December 31, 2007, 2006 and 2005, respectively, for the discounted value of remaining lease payments net of expected sublease income on closed stores was included in provisions (both non-current and current). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

20. Derivative Instruments

Currency Derivatives

Delhaize Group enters into foreign currency swaps from time to time, with various commercial banks to hedge of foreign currency risk on intercompany loans denominated in currencies other than its functional currency. The table on page 87 indicates the principal terms of these foreign currency swaps. Changes in fair value of these swaps are recorded in finance costs or investment income in the income statement.

In November 2006, Delhaize Group entered into foreign exchange forward contracts (the “Forward Contracts”) to purchase on January 30, February 21 and March 7, 2007, CZK 2,125 million in aggregate in exchange of EUR 78.6 million, to offset the effect of the foreign currency swaps that were entered into to hedge the currency risk on intercompany loans to Delvita, denominated in CZK. The currency risk no longer existed as a result of the sale of Delvita. Changes in the fair value of the Forward Contracts were recorded in the income statement in investment income. The aggregate fair value of the Forward Contracts was EUR 1.7 million at December 31, 2006.

Interest Rate Swaps

During 2007, Delhaize Group entered into interest rate swap agreements to convert a portion of its debt from fixed to variable rates. The notional amount is EUR 500 million maturing in 2014. The variable rate is based on the three-month Euribor and is reset on a quarterly basis.

During 2003, a subsidiary of Delhaize Group entered into interest rate swap agreements to exchange the fixed interest rate of its newly issued EUR 100 million bond for variable rates. The notional amount is EUR 100 million maturing in 2008. The fixed rate is 8.00%. The variable rate is based on the three-month Euribor and is reset on a quarterly basis.

86  DELHAIZE GROUP / ANNUAL REPORT 2007

(in millions of EUR)		Foreign Currency Swaps

Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date		Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date		Interest Rate	Fair Value Dec. 31, 2007 (EUR)	Fair Value Dec. 31, 2006 (EUR)	Fair Value Dec. 31, 2005 (EUR)
2007	2014	USD	670.3	3m Libor +0.98%	EUR	500.0	3m Euribor +0.94%	45.8	—	—
2007	2008	EUR	7.4	12m Euribor +1.37%	USD	10.0	12m Libor +1.34%	(0.5)	—	—
2007	2008	RON	13.1	9m Bubor +1.05%	EUR	3.7	3m Euribor +5.67%	0.1	—	—
2006	2007	EUR	15.0	12m Euribor +1.21%	USD	20.0	12m Libor +1.23%	—	0.2	—
2006	2007	CZK	2,125	3.94%	EUR	74.8	4.76%	—	(2.1)	—
2006	2007	EUR	7.8	12m Euribor +1.37%	USD	10.0	12m Libor +1.34%	—	(0.2)	—
2005	2006	EUR	8.1	12m Euribor +1.41%	USD	10.0	12m Libor +1.34%	—	—	0.3
2005	2006	CZK	2,200	4.20%	EUR	73.2	4.21%	—	—	(2.1)
2002	2006	EUR	37.7	12m Euribor	USD	38.0	12m Libor	—	—	(5.6)
				+ 1.325% restated annually			+1.25% restated annually

During 2002 and 2001, Delhaize America entered into interest rate swap agreements, effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. Variable rates for these agreements are based on six-month or three-month US Libor and are reset on a semi-annual basis or a quarterly basis. Delhaize America cancelled USD 100 million (EUR 75.9 million) of the 2011 interest rate swap arrangement in 2003 and the remaining USD 100 million (EUR 67.9 million) in 2007.

The interest rate swap agreements exchange fixed rate interest payments for variable rate payments without the exchange of the underlying principal amounts. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The fair value of interest rate swaps at December 31, 2007, 2006 and 2005 was EUR 6.4 million, EUR (2.6) million and EUR (0.5) million, respectively. The interest rate swaps are designated and are effective fair value hedges recorded at fair value on the balance sheet with changes in fair value recorded in the income statement as finance costs. The amounts of (gain) or loss included in the income statement are as follows:

	December 31,
(in millions of EUR)	2007	2006	2005
Losses (gains) on
Interest rate swaps	(6.5)	2.2	7.2
Related debt instruments	7.0	(2.2)	(7.2)

Total	0.5	—	—

In the second quarter of 2007, Delhaize Group entered into interest rate swap arrangements to hedge the variability of the cash flows related to the refinancing of a portion of its debt. The arrangements were terminated before completion of the refinancing. The resulting EUR 4.1 million loss on the swap arrangement related to the tender offer is included in finance costs. The swap arrangements related to the new debt issue were designated as a cash flow hedge. Accordingly, the resulting gain was deferred and is being amortized to finance costs over the term of the underlying debt, which matures in 2017. A gain of EUR 1.7 million was recognized in equity during the period, and EUR 0.1 million was amortized to finance costs during the period.

Derivative instruments are carried at fair value defined as the amount at which these instruments could be settled based on estimates obtained from financial institutions. Interest rate swaps are valued using the flat swap curve.

	December 31,
(in millions of EUR)	2007		2006		2005
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	6.9	0.5	—	2.6	0.9	1.4
Cross currency swaps	45.9	0.5	0.2	2.3	0.3	7.7
Foreign exchange forward contracts	—	0.1	1.7	—	—	—

Total	52.8	1.1	1.9	4.9	1.2	9.1

DELHAIZE GROUP / ANNUAL REPORT 2007  87

The maximum exposure of derivative financial instruments to credit risk at the reporting date is EUR 52.8 million.

The following table indicates the contractual maturities associated with derivative financial instruments at December 31, 2007. The amounts presented for cross currency swaps and foreign exchange forward contracts represent the undiscounted notional amounts to be paid and received.

(in millions of EUR)	1-3 months	3 months- 1 year	+5 years	Total
Interest rate swaps
Assets	—	—	6.9	6.9
Liabilities	—	(0.5)	—	(0.5)
Cross currency swaps and foreign exchange forward contracts
Amounts payable	(3.6)	(111.2)	(455.3)	(570.1)
Amounts receivable	3.6	110.6	500.0	614.2

Total	—	(1.1)	51.6	50.5

21. Provisions

	December 31,
(in millions of EUR)	2007	2006	2005
Closed store provision:
Non-current	38.4	73.6	101.4
Current	12.5	10.4	13.9
Self-insurance provision:
Non-current	82.9	88.7	94.6
Current	28.0	28.8	36.4
Pension benefit and other post-employment benefit provision:
Non-current	64.3	80.8	102.0
Other provisions:
Non-current	21.6	19.8	21.7
Current	1.3	2.5	2.2

Total provisions
Non-current	207.2	262.9	319.7
Current	41.8	41.7	52.5

Prior year amounts of current and non-current self-insurance provision have been reclassed to more appropriately reflect payments expected to be made within one year.

22. Closed Store Provisions

Delhaize Group records closed store provisions for the present value of post-closing lease liabilities and other contractually obligated lease related costs such as real estate taxes, common area maintenance and insurance cost, net of estimated amounts to be recovered from subletting closed store space. Remaining lease liabilities on closed stores generally range from one to 15 years. The average remaining lease term for closed stores was 4.8 years at December 31, 2007. The liability associated with each store is discounted using a pre-tax rate that reflects the borrowing rate of debt with terms matching the terms of future rent payments. The adequacy of the provision for closed stores is dependent on the Group’s ability to sublet closed store property for the estimated recovery amount which may be affected by changes in the economic conditions in the areas where closed stores are located.

The following table reflects the activity related to closed store liabilities:

(in millions of EUR)	2007	2006	2005
Closed store provision at January 1	84.0	115.3	118.0
Additions charged to earnings:
Store closings - lease obligations	4.1	5.5	8.5
Store closings - other exit costs	5.1	1.5	1.7
Adjustments to prior year estimates	(0.6)	(2.8)	0.2
Interest expense	5.0	8.6	10.4
Reductions:
Lease payments made	(14.3)	(21.4)	(23.3)
Lease terminations	(5.8)	(8.2)	(13.4)
Payments made for other exit costs	(3.1)	(3.6)	(4.0)
Transfer to other accounts	(16.8)	0.4	0.2
Amount classified as held for sale	—	(0.3)	—
Currency translation effect	(6.7)	(11.0)	17.0

Closed store provision at December 31	50.9	84.0	115.3

The provision for closed stores primarily relates to the closed store obligations in the United States.

During 2007, 2006 and 2005, Delhaize Group recorded additions to the closed store provision of EUR 9.2 million, EUR 7.0 million and EUR 10.2 million respectively, primarily related to respectively 26, 27 and 32 store closings made in the ordinary course of business.

The following table presents the number of closed stores and the changes in the number of closed stores:

Number of Closed Stores
Balance at January 1, 2005	227
Store closings added	32
Stores sold/lease terminated	(52)
Balance at December 31, 2005	207
Store closings added	27
Stores sold/lease terminated	(53)
Balance at December 31, 2006	181
Store closings added	26
Stores sold/lease terminated	(39)
Balance at December 31, 2007	168

Expenses recorded in the income statement and charged to closed store provision were as follows:

(in millions of EUR)	2007	2006	2005
Other operating expenses	8.0	2.8	9.5
Interest expense included in “finance costs”	4.5	7.7	9.4
Results from discontinued operations	1.1	2.3	1.9

Total	13.6	12.8	20.8

88  DELHAIZE GROUP / ANNUAL REPORT 2007

23. Self-insurance Provision

Delhaize Group is self-insured for its U.S. operations for workers’ compensation, general liability, vehicle accident and druggist claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Maximum retention, including defense costs per occurrence, is from USD 0.5 million to USD 1.0 million per accident for workers’ compensation, USD 5.0 million per accident for vehicle liability and USD 3.0 million per accident for general liability, with an additional USD 2.0 million retention in excess of the primary USD 3.0 million general liability retention for druggist liability. Delhaize Group is insured for costs related to covered claims, including defense costs, in excess of these retentions. The assumptions used in the development of the actuarial estimates are based upon our historical claims experience, including the average monthly claims and the average lag time between incurrence and payment. Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends. It is possible that the final resolution of some of these claims may require us to make significant expenditures in excess of the existing reserves over an extended period and in a range of amounts that cannot be reasonably estimated.

(in millions of EUR)	2007	2006	2005
Self-insurance provision at January 1	117.5	131.0	109.3
Expense charged to earnings	144.8	145.8	135.3
Claims paid	(138.8)	(145.8)	(130.2)
Currency translation effect	(12.6)	(13.5)	16.6

Self-insurance provision at December 31	110.9	117.5	131.0

Delhaize America implemented a captive insurance program in 2001 whereby the self-insured reserves related to workers’ compensation, general liability and vehicle coverage were reinsured by The Pride Reinsurance Company (“Pride”), an Irish wholly-owned reinsurance captive of Delhaize Group. The purpose for implementing the captive insurance program was to provide Delhaize America continuing flexibility in risk management, while providing certain excess of loss protection through reinsurance contracts with Pride.

24. Benefit Plans

Delhaize Group’s employees are covered by certain benefit plans, as described below.

Defined Contribution Plans

In 2004, Delhaize Group adopted a defined contribution plan for substantially all its employees in Belgium, under which the employer, and from 2005 on, the employees contribute a fixed monthly amount which is adjusted annually according to the Belgian consumer price index. Employees that were employed before the adoption of the plan could opt not to participate in the personal contribution part of the plan. The plan assures the employee a lump-sum payment at retirement, based on contributions, with a minimum guaranteed return. The pension plan is insured. The expense related to the plan was EUR 2.9 million, EUR 2.9 million and EUR 2.7 million in 2007, 2006 and 2005, respectively.

Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Kash n’ Karry (legal entity operating the Sweetbay stores) with one or more years of service. Employees become vested in profit-sharing contributions after five years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. Profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America’s Board of Directors. The profit-sharing plans include a 401(k) feature that permits Food Lion and Kash n’ Karry employees to make elective deferrals of their compensation and allows Food Lion and Kash n’ Karry to make matching contributions. Hannaford and Harveys also provide defined contribution 401(k) plans including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment. The expense related to these defined contribution retirement plans was EUR 41.1 million, EUR 25.6 million and EUR 36.1 million in 2007, 2006 and 2005, respectively. The 2006 expense was reduced by EUR 17.3 million related to forfeited accounts in the retirement and profit-sharing plans of Food Lion and Kash n’ Karry.

Defined Benefit Plans

Approximately 20% of Delhaize Group employees are covered by defined benefit plans.

Delhaize Belgium has a contributory defined benefit pension plan covering approximately 5% of its employees. The plan provides benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement. Delhaize Group funds the plan based upon legal requirements and tax regulations. An insurance company guarantees a minimum return on plan assets. Delhaize Group bears the risk above this minimum guarantee.

Delhaize Group maintains a non-contributory defined benefit pension plan (funded plan) covering approximately 50% of Hannaford employees and supplemental executive retirement plans (unfunded plan) covering certain executives of Food Lion, Hannaford and Kash n’ Karry. Benefits generally are based on average earnings, years of service and age at retirement.

Alfa-Beta has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensation granted only in cases of normal retirement or termination of employment.

In addition, Hannaford and Kash n’ Karry provide certain health care and life insurance benefits for retired employees (“post-employment benefits”). Substantially all Hannaford employees and certain Kash n’ Karry employees may become eligible for these benefits. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

DELHAIZE GROUP / ANNUAL REPORT 2007  89

Pension Benefits

(in millions of EUR)	2007			2006			2005
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:
Benefit obligation at January 1	109.0	115.9	224.9	121.3	114.2	235.5	94.7	99.6	194.3
Current service cost	7.4	5.1	12.5	8.1	4.8	12.9	6.7	4.5	11.2
Interest cost	6.0	5.1	11.1	6.1	4.2	10.3	5.9	4.4	10.3
Plan participants’ contributions	—	1.9	1.9	—	1.7	1.7	—	1.6	1.6
Amendments	1.0	(0.2)	0.8	—	0.1	0.1	0.5	0.1	0.6
Actuarial (gain)/loss	(0.6)	(9.3)	(9.9)	(6.1)	(4.4)	(10.5)	5.0	15.3	20.3
Benefits paid	(6.6)	(9.0)	(15.6)	(7.7)	(5.0)	(12.7)	(6.8)	(11.7)	(18.5)
Plan settlements	—	0.5	0.5	—	0.3	0.3	—	0.4	0.4
Currency translation effect	(12.0)	—	(12.0)	(12.7)	—	(12.7)	15.3	—	15.3

Benefit obligation at December 31	104.2	110.0	214.2	109.0	115.9	224.9	121.3	114.2	235.5

Change in plans assets:
Fair value of plans assets at January 1	85.0	65.1	150.1	82.0	59.6	141.6	65.4	60.5	125.9
Expected return on plan assets	6.1	2.7	8.8	5.7	2.6	8.3	5.5	2.5	8.0
Actuarial gain/(loss) on plan assets	(0.3)	0.1	(0.2)	4.4	(0.3)	4.1	(0.6)	(0.6)	(1.2)
Employer contributions	7.5	10.0	17.5	9.8	6.5	16.3	7.9	7.3	15.2
Plan participants’ contributions	—	1.9	1.9	—	1.7	1.7	—	1.6	1.6
Benefits paid	(6.6)	(9.0)	(15.6)	(7.7)	(5.0)	(12.7)	(6.8)	(11.7)	(18.5)
Currency translation effect	(9.4)	—	(9.4)	(9.2)	—	(9.2)	10.6	—	10.6

Fair value of plans assets at December 31	82.3	70.8	153.1	85.0	65.1	150.1	82.0	59.6	141.6

Amounts recognized in the balance sheet:
Deficit for funded plans	9.4	21.6	31.0	11.3	33.7	45.0	25.0	40.1	65.1
Present value of unfunded obligations	12.5	17.6	30.1	12.7	17.1	29.8	14.3	14.5	28.8
Unrecognized past service (cost) benefit	(0.8)	(0.3)	(1.1)	0.1	(0.3)	(0.2)	0.2	(0.3)	(0.1)

Net liability	21.1	38.9	60.0	24.1	50.5	74.6	39.5	54.3	93.8

Weighted average assumptions used to determine benefit obligations:
Discount rate	6.00%	5.32%		5.75%	4.34%		5.46%	3.65%
Rate of compensation increase	4.76%	3.37%		4.60%	3.36%		4.59%	3.35%
Rate of price inflation	3.50%	2.08%		3.50%	2.07%		3.50%	2.06%

(in millions of EUR)	2007			2006			2005
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Components of pension cost:
Amounts recognized in the income statement:
Current service cost	7.4	5.1	12.5	8.1	4.8	12.9	6.7	4.5	11.2
Interest cost	6.0	5.1	11.1	6.1	4.2	10.3	5.9	4.4	10.3
Expected return on plan assets	(6.1)	(2.7)	(8.8)	(5.7)	(2.6)	(8.3)	(5.5)	(2.5)	(8.0)
Amortization of past service cost	—	(0.2)	(0.2)	—	—	—	0.4	—	0.4
Settlement loss recognized	—	0.5	0.5	—	0.4	0.4	—	0.4	0.4

Total pension cost recognized in the income statement	7.3	7.8	15.1	8.5	6.8	15.3	7.5	6.8	14.3

Amounts recognized in the statement of recognized income and expense:
Actuarial (gains)/losses immediately recognized	(0.3)	(9.4)	(9.7)	(10.5)	(4.1)	(14.6)	5.6	15.9	21.5

Cumulative amount of actuarial gains and losses recognized	(2.1)	6.2	4.1	(1.9)	15.6	13.7	9.0	19.7	28.7

Weighted average assumptions used to determine pension cost:
Discount rate	5.75%	4.34%		5.46%	3.65%		5.78%	4.44%
Expected long-term rate of return on plan assets during year	7.75%	4.15%		7.75%	4.25%		7.75%	4.25%
Rate of compensation increase	4.60%	3.36%		4.59%	3.35%		4.57%	3.56%
Rate of price inflation	3.50%	2.07%		3.50%	2.06%		3.50%	2.06%

90  DELHAIZE GROUP / ANNUAL REPORT 2007

(in millions of EUR)	2007			2006			2005
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
History of experience gains and losses:
Related to plan assets	0.3	(0.1)	0.2	(4.4)	0.3	(4.1)	0.6	0.6	1.2
Percentage of plan assets	0.30%	-0.14%	0.13%	-5.10%	0.44%	-2.73%	0.68%	1.01%	0.85%
Related to plan liabilities	0.7	0.1	0.8	(2.7)	1.0	(1.7)	0.5	11.7	12.2
Percentage of plan liabilities	0.63%	0.09%	0.37%	-2.48%	0.84%	-0.76%	0.45%	10.22%	5.18%

(in millions of EUR)	2007			2006			2005
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Balance sheet reconciliation:
Balance sheet liability at January 1	24.1	50.5	74.6	39.5	54.3	93.8	29.5	38.9	68.4
Pension expense recognized in the income statement in the year	7.3	7.8	15.1	8.5	6.8	15.3	7.5	6.8	14.3
Amounts recognized in the statement of recognized income and expense in the year	(0.3)	(9.4)	(9.7)	(10.5)	(4.1)	(14.6)	5.6	15.9	21.5
Employer contributions made in the year	(7.3)	(8.6)	(15.9)	(9.6)	(5.7)	(15.3)	(7.6)	(6.5)	(14.1)
Benefits paid directly by company in the year	(0.2)	(1.4)	(1.6)	(0.2)	(0.8)	(1.0)	(0.3)	(0.8)	(1.1)
Currency translation effect	(2.5)	—	(2.5)	(3.6)	—	(3.6)	4.8	—	4.8

Balance sheet liability at December 31	21.1	38.9	60.0	24.1	50.5	74.6	39.5	54.3	93.8

The asset portfolio of Delhaize Belgium’s defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investment. The insurance company’s asset allocation was as follows:

	December 31,
	2007	2006	2005
Equities	12%	12%	10%
Debt	70%	69%	64%
Real estate	3%	4%	8%
Other assets	15%	15%	18%

In 2008, Delhaize Belgium expects to contribute EUR 6.9 million to the defined benefit pension plan.

The expected long-term rate of return for Delhaize Belgium’s defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically through the year.

The plan’s asset allocation was as follows:

	December 31,
	2007	2006	2005
Equities	78%	73%	72%
Debt	18%	23%	26%
Cash equivalents	4%	4%	2%

The funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2008, Delhaize Group expects to make pension contributions, including voluntary amounts, of up to USD 6.0 million (EUR 4.3 million).

DELHAIZE GROUP / ANNUAL REPORT 2007  91

Other Post-Employment Benefits

(in millions of EUR)	December 31,
	2007	2006	2005
Change in benefit obligation:
Benefit obligation at January 1	4.7	7.2	6.9
Current service cost	—	—	0.1
Interest cost	0.2	0.4	0.4
Amendments	—	(1.0)	(0.9)
Actuarial (gain)/loss	(0.3)	(0.7)	0.1
Benefits paid	(0.2)	(0.5)	(0.4)
Currency translation effect	(0.5)	(0.7)	1.0

Benefit obligation at December 31	3.9	4.7	7.2

Change in plan assets:
Fair value of plan assets at January 1	—	—	—
Employer contributions	0.2	0.5	0.4
Member contributions	0.2	0.4	0.5
Benefits paid from plan/company	(0.4)	(0.9)	(0.9)

Fair value of plan assets at December 31	—	—	—

Amounts recognized in the balance sheet:
Present value of unfunded obligations	3.9	4.7	7.2
Unrecognized past service benefit	0.4	1.5	1.0

Net liability	4.3	6.2	8.2

Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	6.00%	5.80%	5.55%
Current health care cost trend	8.55%	9.00%	10.00%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2012	2012	2012

(in millions of EUR)	2007	2006	2005
Components of benefit cost:
Amounts recognized in the income statement:
Current service cost	—	—	0.1
Interest cost	0.2	0.4	0.4
Amortization of past service cost	(1.0)	(0.4)	—

Total benefit cost recognized in the income statement	(0.8)	—	0.5

Amounts recognized in the statement of recognized income and expense:
Actuarial (gains)/losses immediately recognized	(0.3)	(0.7)	0.1

Cumulative amount of actuarial gains and losses recognized	1.8	2.4	3.5

Weighted-average actuarial assumptions used to determine benefit cost:
Discount rate	5.80%	5.55%	5.75%
Current health care cost trend	9.00%	10.00%	11.00%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2012	2012	2012

(in millions of EUR)	December 31,
	2007	2006	2005
Balance sheet reconciliation:
Balance sheet liability at January 1	6.2	8.2	6.9
Expense recognized in the income statement in the year	(0.8)	—	0.5
Amounts recognized in the statement of recognized income and expense in the year	(0.3)	(0.7)	0.1
Employer contributions made in the year	(0.2)	(0.5)	(0.4)
Currency translation effect	(0.6)	(0.8)	1.1

Balance sheet liability at December 31	4.3	6.2	8.2

A 1.0% change in the assumed healthcare trend rates would not have a material effect on the post-retirement benefit obligation or expense.

25. Accrued Expenses

(in millions of EUR)	December 31,
	2007	2006	2005
Accrued payroll and short-term benefits	298.1	288.1	295.6
Accrued interest	22.9	44.6	68.0
Other	54.7	51.3	52.3

Total accrued expenses	375.7	384.0	415.9

92  DELHAIZE GROUP / ANNUAL REPORT 2007

26. Income Taxes

Profit before tax

(in millions of EUR)	2007	2006	2005
Continuing operations	604.5	670.6	603.4
Discontinued operations	23.1	(68.1)	(11.1)

Total	627.6	602.5	592.3

Tax expense

(in millions of EUR)	2007	2006	2005
Continuing operations
Current tax	212.4	289.9	239.6
Taxes related to prior years recorded in the current year	(0.4)	1.5	2.8
Recognition in current tax of previously unrecognized tax losses and tax credits	—	—	(0.9)
Deferred tax	(8.4)	(45.5)	(18.4)
Recognition of deferred tax on previously unrecognized tax losses and tax credits	—	(1.1)	(0.4)
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	0.1	0.2	1.1

Total income tax expense from continuing operations	203.7	245.0	223.8

Discontinued operations
Deferred tax	(0.6)	(2.8)	(1.6)

Total income tax expense from discontinued operations	(0.6)	(2.8)	(1.6)

Continuing and discontinued operations
Current tax	212.4	289.9	239.6
Taxes related to prior year recorded in the current year	(0.4)	1.5	2.8
Recognition of previously unrecognized tax losses and tax credits	—	—	(0.9)
Deferred tax	(9.0)	(48.3)	(20.0)
Recognition of deferred tax on previously unrecognized tax losses and tax credits	—	(1.1)	(0.4)
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	0.1	0.2	1.1

Total income tax expense from continuing and discontinued operations	203.1	242.2	222.2

The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate to Delhaize Group’s effective income tax rate:

	2007	2006	2005
Belgian statutory income tax rate	34.0%	34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Taxation in jurisdictions outside Belgium (primarily due to United States federal and state income tax rates applied to the income of Delhaize America) (1)	3.5	4.2	3.9
Non-taxable income (2)	(1.6)	(3.8)	(2.1)
Non-deductible loss related to disposal of Delvita	—	3.6	—
Deductions from taxable income	(3.2)	—	—
Effect of unrecognized tax losses and tax credits	—	0.3	0.9
Tax charges on dividend income (3)	(0.3)	1.1	0.7
Other	—	0.8	0.1

Effective tax rate	32.4%	40.2%	37.5%

(1)	In 2007, approximately 69% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 39.0%.

In 2006, approximately 86% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 38.9%.

In 2005, approximately 77% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 39.0%.

(2)	In 2007, non-taxable income relates to income on disposal of subsidiaries. In 2006 and 2005, non-taxable income related to the benefits from the Belgian coordination center.
(3)	Including the effect of the refund received in 2007 related to withholding tax for a dividend declared by Delhaize America to Delhaize Group in 2002.

The amount of current and deferred tax charged or (credited) directly to equity is as follows:

(in millions of EUR)	2007	2006	2005
Current tax	(16.2)	(14.6)	(6.5)
Deferred tax	10.7	6.9	0.3

Total tax credited directly to equity	(5.5)	(7.7)	(6.2)

Delhaize Group has not recognized income taxes on undistributed earnings of certain subsidiaries as the undistributed earnings are permanently reinvested. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 1.7 billion at December 31, 2007, 2006 and 2005.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet are as follows:

(in millions of EUR)	December 31,
	2007	2006	2005
Deferred tax liabilities	171.5	186.0	242.5
Deferred tax assets	6.2	7.9	5.5

Net deferred tax liabilities	165.3	178.1	237.0

DELHAIZE GROUP / ANNUAL REPORT 2007  93

The changes in net deferred tax liabilities are as follows:

(in millions of EUR)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other	Total
Net deferred tax liabilities at January 1, 2005	412.6	(73.0)	(61.2)	(22.3)	(24.4)	231.7
Charge (credit) to equity for the year	—	—	—	(7.3)	7.6	0.3
Charge (credit) to profit or loss for the year	(46.9)	20.7	(6.6)	4.0	8.4	(20.4)
Effect of change in tax rates	2.1	(0.3)	(0.4)	—	(0.3)	1.1
Acquisition	(1.3)	—	—	—	(0.9)	(2.2)
Divestiture	(0.1)	—	—	—	—	(0.1)
Transfers to/from other accounts	2.0	—	0.8	—	(4.3)	(1.5)
Currency translation effect	53.8	(10.0)	(9.6)	(1.6)	(4.5)	28.1

Net deferred tax liabilities at December 31, 2005	422.2	(62.6)	(77.0)	(27.2)	(18.4)	237.0
Charge (credit) to equity for the year	—	—	—	5.3	1.6	6.9
Charge (credit) to profit or loss for the year	(34.4)	7.7	(3.9)	(2.2)	(16.6)	(49.4)
Effect of change in tax rates	0.4	—	(0.1)	—	(0.1)	0.2
Amount classified as held for sale	4.8	0.2	—	—	(3.0)	2.0
Transfers to/from other accounts	(40.4)	18.7	19.9	—	1.8	—
Currency translation effect	(35.8)	5.2	7.0	1.1	3.9	(18.6)

Net deferred tax liabilities at December 31, 2006	316.8	(30.8)	(54.1)	(23.0)	(30.8)	178.1
Charge (credit) to equity for the year	—	—	—	3.4	7.3	10.7
Charge (credit) to profit or loss for the year	(13.1)	12.5	(8.8)	(2.5)	2.8	(9.1)
Divestiture	(0.1)	—	—	—	—	(0.1)
Transfers to/from other accounts	—	—	—	—	0.4	0.4
Currency translation effect	(27.0)	2.4	5.9	1.0	3.0	(14.7)

Net deferred tax liabilities at December 31, 2007	276.6	(15.9)	(57.0)	(21.1)	(17.3)	165.3

At December 31, 2007, Delhaize Group has not recognized deferred tax assets of EUR 38.9 million, of which EUR 30.0 million relate to tax loss carryforwards, which if unused would expire at various dates between 2008 and 2026, EUR 3.2 million relate to tax loss carryforwards which can be utilized without any time limitation, EUR 3.2 million relate to unused tax credits and EUR 2.5 million relate to deductible temporary differences. The unused tax losses, the unused tax credits and the deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions. Delhaize Group has recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized.

94  DELHAIZE GROUP / ANNUAL REPORT 2007

27. Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has two categories of dilutive potential ordinary shares: convertible debt and share-based awards. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect. The dilutive share-based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration. Therefore, such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

Approximately 737,998, 961,504 and 1,186,076 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for the year ended December 31, 2007, 2006 and 2005, respectively, because the effect was antidilutive.

The computation of basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 is as follows:

(in millions of EUR, except numbers of shares and earnings per share)	2007	2006	2005
Net profit from continuing operations	400.8	425.6	379.6
Net profit from continuing operations attribuable to minority interests	14.4	8.4	4.9

Group share in net profit from continuing operations	386.4	417.2	374.7

Interest expense on convertible bond, net of tax	7.3	9.8	9.6

Group share in net profit from continuing operations for diluted earnings	393.7	427.0	384.3

Result from discontinued operations, net of tax	23.7	(65.3)	(9.5)
Group share in net profit for diluted earnings	417.4	361.7	374.8

Weighted average number of ordinary shares outstanding	97,666,467	94,938,517	93,933,653
Dilutive effect of share-based awards	1,800,979	1,704,630	1,700,363
Dilutive effect of convertible bond	3,981,052	5,263,158	5,263,158
Weighted average number of diluted ordinary shares outstanding	103,448,498	101,906,305	100,897,174

Basic earnings per ordinary share (in EUR):
Group share in net profit from continuing operations	3.96	4.39	3.99
Result from discontinued operations, net of tax	0.24	(0.68)	(0.10)

Group share in net profit	4.20	3.71	3.89

Diluted earnings per ordinary share (in EUR):
Group share in net profit from continuing operations	3.81	4.19	3.81
Result from discontinued operations, net of tax	0.23	(0.64)	(0.10)

Group share in net profit	4.04	3.55	3.71

DELHAIZE GROUP / ANNUAL REPORT 2007  95

28. Discontinued Operations

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic to the German retail group Rewe, for EUR 100 million, subject to contractual adjustments. The assets and liabilities of Delvita were classified as assets held for sale and liabilities associated with assets held for sale as of September 30, 2006 (see Note 5). In the second quarter of 2005, Delhaize Group sold its 11 stores in Slovakia. The sale of Delvita was final in May 2007. The result from discontinued operations consists mainly of the operational results of Delvita during the first five months of 2007 and the positive accumulated foreign currency translation adjustment of EUR 23.7 million.

An analysis of the result of discontinued operations and summary cash flow information is as follows:

(in millions of EUR, except per share information)
	2007	2006	2005
Revenues	120.9	287.6	295.2
Cost of sales	(96.5)	(226.5)	(235.7)
Other operating income	1.8	4.1	7.9
Selling, general and administrative expenses	(24.0)	(62.6)	(62.1)
Other operating expenses	0.7	(66.4)	(10.6)
Finance income (costs)	20.2	(4.3)	(5.8)

Result before tax	23.1	(68.1)	(11.1)
Income tax benefit	0.6	2.8	1.6

Result from discontinued operations (net of tax)	23.7	(65.3)	(9.5)

Basic earnings per share from discontinued operations	0.24	(0.68)	(0.10)
Diluted earnings per share from discontinued operations	0.23	(0.64)	(0.10)
Operating cash flows	(6.9)	3.8	10.0
Investing cash flows	0.5	(5.3)	3.9
Financing cash flows	(0.7)	(1.5)	(7.4)

Total cash flows	(7.1)	(3.0)	6.5

The pre-tax (loss) gain recognized on the remeasurement or sale of assets related to discontinued operations was EUR 1.4 million, EUR (63.9) million and EUR 4.1 million in 2007, 2006 and 2005, respectively, and was recorded in discontinued operations as other operating income or other operating expenses. In addition, the expenses associated with store closings, recorded as other operating expenses in discontinued operations, were EUR 0.7 million, EUR 1.3 million and EUR 4.7 million in 2007, 2006 and 2005, respectively.

29. Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of management: stock option and warrant plans for associates of its non-U.S. operating companies; stock option, warrant and restricted stock unit plans for associates of its U.S. based companies.

Under the warrant plans, the exercise by the associate of a warrant results in the creation of a new share. The stock option plans and the restricted stock unit plans are based on existing shares. The remuneration policy of Delhaize Group can be found as exhibit E to the Delhaize Group’s Corporate Governance Charter available on the Company’s website (www.delhaizegroup.com).

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America sponsored several stock incentive plans. As of December 31, 2007, there were options outstanding to acquire 58,649 ADRs under the Delhaize America 2000 Stock Incentive Plan, a 1996 Food Lion Plan and a 1998 Hannaford Plan; however, options can no longer be granted under these plans. The terms and conditions of these plans are substantially consistent with the current Delhaize Group plan. Options granted under the Delhaize Group 2002 Stock Incentive Plan vest ratably over a three-year period and expire ten years from the grant date.

In May 2002, Delhaize America ceased granting restricted stock awards under the 2000 Stock Incentive Plan and began granting restricted stock unit awards under the 2002 Restricted Stock Unit Plan. Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants. No ADRs are granted to the recipients with respect to restricted stock unit awards until the applicable vesting dates. Restricted stock unit awards vest over a five-year period starting at the end of the second year after the award.

Options granted to associates of non-U.S. operating companies generally vest after 3  1/2 years. Options generally expire seven years from the grant date although a three-year extension was offered in 2003 for options granted under the 2000, 2001 and 2002 grant years.

In accordance with Belgian law, most of the beneficiaries of the 2001 and 2002 stock option and 2000 warrant plans agreed to extend the exercise period of their stock options and/or warrants under these plans. The very few of the beneficiaries who did not agree to extend the exercise period of their options and/or warrants continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 5, 2009 (under the 2002 Stock Option Plan), June 4, 2008 (under the 2001 Stock Option Plan) and December 2006 (under the 2000 Warrant Plan), respectively. As a result of this three-year extension, an incremental fair value per option or warrant for the 2002 Stock Option Plan, 2001 Stock Option Plan and 2000 Warrant Plan of respectively EUR 1.0, EUR 1.1 and EUR 1.2 has been estimated. The incremental fair value of the stock options and warrants has been calculated on the date of decision of extension using a Black-Scholes-Merton pricing model with the following assumptions:

	2002 Plan	2001 Plan	2000 Plan
Expected dividend yield (%)	3.6	3.6	3.6
Expected volatility (%)	41.3	41.3	41.3
Risk-free interest rate (%)	3.5	3.5	3.5
Expected term (years)	5.8	4.8	3.8

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. The expected term of options is based on management’s best estimate with consideration of non-transferability and exercise restrictions.

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the share price on the date of the grant, the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price for the 30 days prior to the offering of the option.

The fair value of options and warrants is calculated using the Black-Scholes-Merton valuation model. The fair value of share-based awards is expensed over the applicable vesting period. Compensation expense is adjusted to reflect expected and actual levels of vesting. Share-based compensation expense recorded primarily in selling, general and administrative expenses was EUR 22.1 million, EUR 23.5 million and EUR 27.6 million in 2007, 2006 and 2005, respectively.

96  DELHAIZE GROUP / ANNUAL REPORT 2007

Delhaize Group stock options and warrants granted to associates of non-U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2007	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2007 Stock option plan	June 2007	185,474	184,913	EUR 71.84	619	Jan. 1, 2011 - June 7, 2014
2006 Stock option plan	June 2006	216,266	213,843	EUR 49.55	601	Jan. 1, 2010 - June 8, 2013
2005 Stock option plan	June 2005	181,226	178,736	EUR 48.11	568	Jan. 1, 2009 - June 14, 2012
2004 Stock option plan	June 2004	237,906	233,663	EUR 38.74	561	Jan. 1, 2008 - June 20, 2011
2003 Stock option plan	June 2003	378,700	29,475	EUR 25.81	514	Jan. 1, 2007 - June 24, 2010
2002 Stock option plan	June 2002	158,300	94,700	EUR 54.30	425	Jan. 1, 2006 - June 5, 2012(1)
2001 Stock option plan	June 2001	134,900	106,000	EUR 64.16	491	Jan. 1, 2005 - June 4, 2011(1)
2000 Warrant plan	May 2000	115,000	93,300	EUR 63.10	461	June 2004 - Dec. 2009(1)

(1)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options and/or warrants continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 5, 2009 (under the 2002 Stock Option Plan), June 4, 2008 (under the 2001 Stock Option Plan) and December 2006 (under the 2000 Warrant Plan), respectively.

Activity associated with non-U.S. stock option and warrant plans is as follows:

	Shares	Weighted Average Exercise Price (in EUR)	Aggregate Intrinsic Value (in millions of EUR)	Weighted Average Remaining Contractual Term
2005
Outstanding at beginning of year	1,003,493	47.16
Granted	181,226	48.11
Exercised	—	—
Forfeited	(2,688)	49.29
Expired	—

Outstanding at end of year	1,182,031	43.02	16.4	3.51

Options exercisable at end of year	387,800	59.95	0.1	4.04

2006
Outstanding at beginning of year	1,182,031	43.02
Granted	216,266	49.55
Exercised	(26,000)	54.30
Forfeited	(11,200)	50.02
Expired	(3,900)	63.10

Outstanding at end of year	1,357,197	43.73	26.5	4.65

Options exercisable at end of year	724,300	42.53	15.1	3.94

2007
Outstanding at beginning of year	1,357,197	43.73
Granted	185,474	71.84
Exercised	(396,475)	30.20
Forfeited	(11,766)	50.67
Expired	—	—

Outstanding at end of year	1,134,430	52.99	13.2	4.41

Options exercisable at end of year	557,138	49.61	7.6	3.33

DELHAIZE GROUP / ANNUAL REPORT 2007  97

The weighted average share price at the date of exercise was EUR 67.12 in 2007. The total intrinsic value of options exercised during the year ended 2007, was EUR 14.6 million. The weighted average fair value of options granted is EUR 16.61, EUR 13.97 and EUR 16.52 per option for 2007, 2006 and 2005, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes-Merton pricing model with the following assumptions:

	2007	2006	2005
Expected dividend yield (%)	2.4	2.4	2.3
Expected volatility (%)	25.7	26.5	39.7
Risk-free interest rate (%)	4.5	3.6	2.9
Expected term (years)	4.6	5.0	5.3

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. Expected volatility in 2007 and 2006 excludes a period of abnormal volatility that is not representative of future expected stock price behavior and is not expected to recur during the expected contractual term of the options. The expected term of options is based on historical ten-year option activity.

A summary of the status of Delhaize Group’s nonvested options for non U.S. stock option and warrant plans as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

	Shares	Weighted Average Grant-Date Fair Value (in EUR)
Non-vested at January 1, 2007	474,113	14.83
Granted	185,474	16.61
Vested	(220,621)	14.81
Forfeited	(7,216)	14.96

Non-vested at December 31, 2007	431,750	15.60

As of December 31, 2007, there was EUR 3.9 million of unrecognized compensation cost related to nonvested options that is expected to be recognized over a weighted average period of 2.3 years.

Options and warrants granted to associates of U.S. operating companies under the Delhaize Group 2002 Stock Incentive Plan and the Delhaize America 2000 Stock Incentive Plan are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2007	Exercise Price		Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Stock
Incentive plan - warrants	June 2007	1,165,108	1,138,873	USD	96.30	3,238	Exercisable until 2017
	June 2006	1,324,347	1,032,668	USD	63.04	2,983	Exercisable until 2016
	May 2005	1,100,639	562,118	USD	60.76	2,862	Exercisable until 2015
	May 2004	1,517,988	377,216	USD	46.40	5,449	Exercisable until 2014
	May 2003	2,132,043	280,377	USD	28.91	5,301	Exercisable until 2013
	May 2002	3,853,578	550,141	USD13.40 -	USD76.87	5,328	Exercisable until 2012
Delhaize America 2000
Stock Incentive plan - options(1)	Various	700,311	58,649	USD13.40 -	USD93.04	4,497	Various

(1)	Including the stock options granted under the 1996 Food Lion Plan and the 1998 Hannaford Plan.

98  DELHAIZE GROUP / ANNUAL REPORT 2007

Activity related to the Delhaize Group 2002 Stock Incentive Plan and the Delhaize America 2000 Stock Incentive Plan is as follows:

	Shares	Weighted Average Exercise Price (in USD)	Aggregate Intrinsic Value (in millions of USD)	Weighted Average Remaining Contractual Term
2005
Outstanding at beginning of year	5,424,181	41.15
Granted	1,105,043	60.74
Exercised	(1,194,121)	39.70
Forfeited/expired	(296,242)	45.15

Outstanding at end of year	5,038,861	45.49	101.5	7.30

Options exercisable at end of year	2,223,274	42.59	51.7	5.90

2006
Outstanding at beginning of year	5,038,861	45.49
Granted	1,324,338	63.09
Exercised	(1,827,644)	40.95
Forfeited/expired	(222,007)	52.94

Outstanding at end of year	4,313,548	52.43	133.1	7.40

Options exercisable at end of year	1,716,247	43.94	67.6	5.67

2007
Outstanding at beginning of year	4,313,548	52.43
Granted	1,166,723	96.30
Exercised*	(1,345,887)	48.35
Forfeited/expired	(134,342)	62.98

Outstanding at end of year	4,000,042	66.22	92.0	7.40

Options exercisable at end of year	1,483,762	48.96	55.6	5.48

*	Includes warrants exercised by employees, for which a capital increase had not occurred before the end of the year. The number of shares for which a capital increase had not yet occurred was 11,648 at December 31, 2007.

The weighted average share price at the date of exercise was USD 95.56, USD 73.78 and USD 64.26 at 2007, 2006 and 2005, respectively. The total intrinsic value of option exercises during the years ended 2007, 2006 and 2005, was USD 63.5 million, USD 60.0 million and USD 29.5 million, respectively.

The weighted average fair value of options granted was USD 21.19, USD 14.36 and USD 18.28 per option for 2007, 2006 and 2005, respectively. The fair value of options at date of grant was estimated using the Black-Scholes-Merton model with the following weighted average assumptions:

	2007	2006	2005
Expected dividend yield (%)	2.3	2.5	2.3
Expected volatility (%)	26.9	27.2	39.7
Risk-free interest rate (%)	5.1	5.0	3.7
Expected term (years)	3.7	4.0	4.1

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. Expected volatility in 2007 and 2006 excludes a period of abnormal volatility that is not representative of future expected stock price behaviour and is not expected to recur during the expected contractual term of the options. The expected term of options is based on historical option activity.

The following table summarizes options outstanding and options exercisable as of December 31, 2007, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize America stock option plans:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 22.40 - USD 46.40	788,625	5.34	39.71
USD 46.56 - USD 60.76	992,133	5.90	56.36
USD 63.04 - USD 96.30	2,219,284	8.80	80.41

USD 22.40 - USD 96.30	4,000,042	7.40	66.22

A summary of the status of Delhaize Group’s non-vested options for the U.S. 2002 Stock Incentive Plan as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below.

	Shares	Weighted Average Grant-Date Fair Value (in USD)
Non-vested at January 1, 2007	2,597,301	16.67
Granted	1,163,056	21.19
Vested	(1,434,238)	14.57
Forfeited	(90,364)	16.04

Non-vested at December 31, 2007	2,235,755	18.21

As of December 31, 2007, there was USD 16.7 million (EUR 11.3 million) of unrecognized compensation cost related to non-vested options that is expected to be recognized over a weighted average period of 1.7 years.

DELHAIZE GROUP / ANNUAL REPORT 2007  99

Restricted stock unit awards granted to associates of U.S. operating companies under the Delhaize America 2002 Restricted Stock Unit Plan are as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2007	Number of Beneficiaries (at the moment of issuance)
June 2007	102,512	101,682	222
June 2006	155,305	148,507	217
May 2005	145,868	96,994	204
May 2004	179,567	73,665	193
May 2003	249,247	48,093	185

Activity related to the restricted stock plans is as follows:

Shares
2005
Outstanding at beginning of year	501,072
Granted	145,868
Released from restriction	(137,570)
Forfeited/expired	(13,478)

Outstanding at end of year	495,892

2006
Outstanding at beginning of year	495,892
Granted	155,305
Released from restriction	(126,004)
Forfeited/expired	(9,872)

Outstanding at end of year	515,321

2007
Outstanding at beginning of year	515,321
Granted	102,512
Released from restriction	(137,625)
Forfeited/expired	(11,267)

Outstanding at end of year	468,941

The weighted average fair value at date of grant for restricted stock unit awards granted during 2007, 2006 and 2005 was USD 96.30, USD 63.04 and USD 60.76 based on the share price at the grant date, respectively.

30. Cost of Sales

(in millions of EUR)	2007	2006	2005
Product cost, net of vendor allowances and cash discounts	13,630.1	13,844.9	13,212.7
Purchasing, distribution and transportation costs	531.8	527.3	497.4

Total	14,161.9	14,372.2	13,710.1

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in selling, general and administrative expenses. Supplier allowances that represented a reimbursement of advertising costs incurred by the Group were recognized as a reduction of advertising costs in selling, general and administrative expenses of EUR 4.3 million, EUR 4.8 million and EUR 4.3 million in 2007, 2006 and 2005, respectively.

31. Employee Benefit Expense

Employee benefit expense for continuing operations was:

(in millions of EUR)	2007	2006	2005
Wages, salaries and short-term benefits including social security	2,508.3	2,543.9	2,408.0
Share option expense	22.1	23.5	27.6
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	59.9	44.7	51.3

Total	2,590.3	2,612.1	2,487.0

Employee benefit expense was charged to earnings as follows:

(in millions of EUR)	2007	2006	2005
Cost of sales	315.7	314.5	298.7
Selling, general and administrative expenses	2,274.6	2,297.6	2,188.3
Results from discontinued operations	12.5	28.9	30.5

Total	2,602.8	2,641.0	2,517.5

Employee benefit expense from continuing operations by segment was:

(in millions of EUR)	2007	2006	2005
United States	1,831.7	1,876.8	1,808.7
Belgium	589.8	584.7	540.2
Greece	135.3	121.5	107.9
Emerging Markets	10.4	8.6	7.1
Corporate	23.1	20.5	23.1

Total	2,590.3	2,612.1	2,487.0

32. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2007	2006	2005
Rental income	19.7	18.1	17.7
Recycling income	20.8	15.3	14.8
Gains on sale of property, plant and equipment	15.6	5.4	4.1
Services rendered to wholesale customers	4.7	4.0	5.3
Services rendered to third parties	12.2	10.8	7.4
Recovery income	8.9	8.2	9.9
Other	26.0	21.0	11.5

Total	107.9	82.8	70.7

The increase in gains on sale of property, plant and equipment in 2007 primarily relates to the sale of idle real estate by Hannaford.

Other primarily includes in-store advertising and litigation settlement income. The increase in 2007 mainly represents the different sales transactions of Cash Fresh stores to independent owners for EUR 7.9 million.

100  DELHAIZE GROUP / ANNUAL REPORT 2007

33. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets.

(in millions of EUR)	2007	2006	2005
Store closing and restructuring expenses	11.4	5.1	11.8
Impairment losses	15.1	2.8	6.8
Losses on sale of property, plant and equipment	10.0	8.9	18.6
Hurricane-related expenses	—	1.0	1.5
Other	—	1.4	0.5

Total	36.5	19.2	39.2

The increase in store closing and restructuring expenses in 2007 compared to 2006 is mainly due to the closing of 3 Cash Fresh Stores. The impairment losses represent mainly the adjustment of the carrying value of 25 Sweetbay stores amounting to EUR 13.6 million.

34. Finance Costs

(in millions of EUR)	2007	2006	2005
Interest on current and long-term borrowings	158.8	200.6	225.3
Loss on rate lock to hedge for tender price	4.1	—	—
Losses on early retirement of debt	73.9	—	—
Tender fees	2.3	—	—
Interest on obligations under finance leases	76.1	78.3	78.1
Interest charged to closed store provisions	4.4	7.7	9.4
Amortization of debt discounts (premiums) and financing costs	14.7	9.9	10.3
Amortization of deferred loss on hedge	15.9	5.2	6.7
Fair value losses (gains) on interest rate swaps - debt instruments	7.0	(2.2)	(7.2)
Fair value (gains)/losses on interest rate swaps - derivative instruments	(6.5)	2.2	7.2
Foreign currency losses/(gains) on debt instruments	45.7	(5.0)	3.3
Fair value (gains)/losses on currency swaps	(46.8)	4.1	(5.0)
Other finance costs	0.8	(2.3)	(2.5)
Less: capitalized interest	(3.2)	(2.9)	(3.0)

Total	347.2	295.6	322.6

The finance costs of 2007 are impacted by the following charges related to the Delhaize America debt tender offer:

(in millions of EUR)	2007
Losses on early retirement of debt	73.9
Amortization of deferred loss on hedge	13.4
Amortization of debt premiums / discounts and financing costs	6.9
Loss on rate lock to hedge for tender price	4.1
Tender fees	2.3

Total	100.6

Borrowing costs attributable to the construction or production of qualifying long-lived assets were capitalized using an average interest rate of 7.4%, 7.9% and 7.3% in 2007, 2006 and 2005, respectively.

35. Income from Investments

(in millions of EUR)	2007	2006	2005
Interest and dividend income from bank deposits and securities	11.8	19.9	25.4
Amortization of discounts (premiums) on securities	0.2	(0.4)	(0.7)
(Losses)/gains on sale of securities	(0.2)	(0.2)	0.2
Foreign currency (losses)/gains on financial assets	(0.5)	2.0	4.3
Fair value gains/(losses) on currency swaps and foreign exchange forward contracts	0.1	(2.0)	(3.7)
Other investing income	3.1	0.6	0.6

Total	14.5	19.9	26.1

36. Net Foreign Exchange Losses/(Gains)

The exchange differences charged (credited) to the income statement are as follows:

(in millions of EUR)	2007	2006	2005
Cost of sales	—	—	0.2
Selling, general and administrative expenses	(0.1)	0.5	0.3
Finance costs	45.7	(5.0)	3.3
Income from investments	0.5	(2.0)	(4.3)
Result from discontinued operations	0.5	(0.6)	(0.1)

Total	46.6	(7.1)	(0.6)

The EUR 45.7 million foreign currency loss is completely offset by EUR 46.8 million fair value gain on the related currency swap.

DELHAIZE GROUP / ANNUAL REPORT 2007  101

37. Supplemental Cash Flow Information

(in millions of EUR)	2007	2006	2005
Non-cash investing and financing activities:
Conversion of debt into equity	125.6	—	—
Finance lease obligations incurred for store properties and equipment	75.3	54.5	53.5
Finance lease obligations terminated for store properties and equipment	2.6	2.8	4.0

38. Related Party Transactions

Several of the Group’s subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 24.

The Company’s Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to the Corporate Governance Charter posted on the Company’s website at www.delhaizegroup.com.

Compensation of Directors

The individual Directors’ remuneration granted for the fiscal years 2007, 2006 and 2005 is set forth in the table below. All amounts presented are gross amounts before deduction of withholding tax.

(in thousands of EUR)	2007	2006	2005
Non-executive Directors
Baron Jacobs(1)	150	150	140
Claire Babrowski (since May 24, 2006)	79	45	—
Baron de Cooman d’Herlinckhove (until May 26, 2005)	—	—	28
Count de Pret Roose de Calesberg	80	80	70
Jacques de Vaucleroy (since May 26, 2005)	75	80	42
Hugh Farrington (since May 26, 2005)	80	80	42
Count Goblet d’Alviella	80	80	70
Robert J. Murray(2)	90	90	80
Dr. William Roper	75	75	70
Didier Smits	80	80	70
Philippe Stroobant (until May 26, 2005)	—	—	28
Baron Vansteenkiste (since May 26, 2005)	75	75	42
Frans Vreys (until May 26, 2005)	—	—	28

Total remuneration non-executive directors	864	835	710

Executive Director
Pierre-Olivier Beckers(3)	75	75	70

Total	939	910	780

(1)	Chairman of the Board since January 1, 2005.
(2)	Chairman of the Audit Committee.
(3)	The amounts solely relate to the remuneration of the executive director as director and excludes his compensation as CEO that is separately disclosed below.

Compensation of Executive Management

The tables below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Company and its subsidiaries during 2007, 2006 and 2005 to the Chief Executive Officer and the other members of the Executive Committee. For more details on the share-based incentive plans, see Note 29.

	2007	2006	2005
Restricted stock unit awards	26,760	39,448	39,548
Stock options and warrants	122,579	133,459	112,749

	2007
	Stock Options/ Warrants	Restricted Stock Unit Awards
Pierre-Olivier Beckers	26,216	8,445
Rick Anicetti	17,982	5,305
Renaud Cogels	11,475	—
Michel Eeckhout	3,400	—
Arthur Goethals	8,500	—
Ron Hodge	13,012	3,839
Nicolas Hollanders	10,910	—
Craig Owens	16,283	4,804
Michael Waller	12,574	3,710
Joyce Wilson-Sanford	2,227	657

Total	122,579	26,760

The compensation effectively paid during the respective years to the CEO and the other members of the Executive Management for services provided in all capacities to the Company and its subsidiaries is set forth in the first table on the next page. The aggregate compensation for the members of the Executive Management, recognized in the income statement is set forth in the second table on the next page.

Amounts in both tables are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed in the above section “Compensation of Directors”. For 2005, they include the pro-rata share of compensation of the two members of the Executive Management appointed on September 14, 2005. For 2007, they include the pro-rata share of compensation of the two members of the Executive Management who retired from their Executive positions on June 30, 2007 and the pro-rata share of the member of the Executive Management appointed on February 26, 2007.

102  DELHAIZE GROUP / ANNUAL REPORT 2007

(in millions of EUR)	2007		2006		2005
	CEO	Other Members of Executive Management	CEO	Other Members of Executive Management	CEO	Other Members of Executive Management
Number of persons	1	9	1	8	1	9
Base pay	0.9	3.3	0.9	3.3	0.9	3.3
Annual bonus(1)	0.7	1.8	0.5	1.3	0.7	1.9
Other short-term benefits(2)	0.04	0.2	0.02	0.2	0.02	0.2

Short-term benefits	1.7	5.3	1.4	4.8	1.6	5.4
Retirement and post-employment benefits(3)	0.4	1.0	0.4	1.1	0.3	1.4
Other long-term benefits(4)	0.5	1.6	0.3	0.8	0.3	0.8

Total compensation paid	2.6	7.9	2.1	6.7	2.2	7.6

(in millions of EUR)	2007	2006	2005
Short-term benefits(1)	7.3	7.0	6.4
Retirement and post-employment benefits(3)	1.1	1.2	1.1
Other long-term benefits(4)	4.1	2.8	1.8
Share-based compensation	3.1	3.4	3.3
Employer social security contributions	1.6	1.2	1.0

Total compensation expense recognized in the income statement	17.2	15.6	13.6

(1)	Amounts in the first table represent the Annual Bonus paid during the respective years, related to the performance achieved in the previous year. Short-term benefits amounts indicated in the second table include the Annual Bonus payable during the subsequent year for performance achieved during the respective years.
(2)	Other short-term benefits include the use of transportation means, employee and dependent life insurance, welfare benefits and financial planning for U.S. members of Executive Management.
(3)	The members of Executive Management benefit from corporate pension plans, which vary regionally, including a defined benefit group insurance plan for European members, that is contributory and based on the individual’s career length with the Company. U.S. members of Executive Management participate in profit sharing plans and defined benefit plans. Amounts in the first table represent the employer contributions to the plans. Amounts in the second table represent the employer contributions to the plans for defined contribution plans and the employer service cost for defined benefit plans.
(4)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets, with a transition period ending in 2006. Amounts in the first table represent amounts effectively paid during the respective years. Amounts in the second table represent the amount recognized as expense by the Company during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

39. Commitments

Purchase obligations amounted to EUR 156.6 million as of December 31, 2007, of which EUR 70.7 million relate to the acquisition of property, plant and equipment and intangible assets. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Commitments related to lease obligations are disclosed in Note 19.

40. Contingencies

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings, the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or consolidated financial statements. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize Group cannot give any assurance that any litigation now existing or which may arise in the future will not have a material adverse effect on our business or consolidated financial statements.

We continue to experience tax audits in jurisdictions where we conduct business, which we consider to be part of our ongoing business activity. In particular, we have experienced an increase in tax audit and assessment activity during financial years 2007, 2006 and 2005 in the United States, during financial years 2006 and 2005 in Greece, and during financial years 2007 and 2006 in Belgium. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

In April 2007, representatives of the Belgian competition authority visited our procurement offices in Zellik, Belgium, and requested us to provide them with specified documents. This visit was part of what appears to be a local investigation affecting several companies in Belgium in the retail sector and relating, to what we understand, prices of perfume, beauty products and other household goods.

41. Subsequent Events

On January 4, 2008, Delhaize Group has entered into an agreement to acquire the Greek retailer Plus Hellas through our subsidiary Alfa-Beta. The acquisition consists of 33 stores and a distribution center, including real estate ownership associated with 14 stores and the distribution center. The purchase price is EUR 69.5 million, subject to contractual adjustments. The acquisition of Plus Hellas is subject to customary conditions, including approval by the Greek antitrust authorities. The transaction is expected to be closed in the second quarter of 2008.

Beginning in 2008, certain costs previously included in Corporate (Unallocated) costs will be allocated to the segment “Belgium”. Please refer to the segment information in note 6 for more information.

DELHAIZE GROUP / ANNUAL REPORT 2007  103

42. List of Consolidated and Associated Companies

A. Fully Consolidated

		Ownership Interest in %
		2007	2006	2005
Alfa-Beta Vassilopoulos S.A.	81, Spata Avenue, Gerakas, Athens, Greece	61.3	61.3	60.6
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Atlas A.S.(1)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	—	100.0	100.0
ATTM Consulting and Commercial, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Backambacht NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Bevermart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Boney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
CF Bugboort BVBA(2)	Wespelaarsebaan 126, 3190 Boortmeerbeek, Belgium	100.0	100.0	100.0
Delhaize America, Inc.	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Delhaize Deutschland GmbH	Kapuzinergraben 19, 52062 Aachen, Germany	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Siam, Ltd.	Thailand	—	—	100.0
Delhaize The Lion America, Inc.	East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize The Lion Pacific, PLC	Solid Group Building 104, Floor 5, Soi Pattanakarn 40 (Thavorn), Keth Suan Luang, Bangkok 10250, Thailand	—	100.0	100.0
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delnemo A.S.(1)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	—	100.0	100.0
Delrest, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	—	—	100.0
Delshop SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	100.0	100.0
Delvita A.S.(1)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	—	100.0	100.0
Delvita SK, s.r.o.(3)(4)	Slovakia	100.0	100.0	100.0
Distri Group 21 NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Ecad NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
ENA S.A.	81, Spata Avenue, Gerakas, Athens, Greece	61.3	61.3	60.6
Esmart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Essex Realty Corp., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	—	100.0	100.0
Flashmarkt NV(2)	Lindenlaan 3, 2340 Beerse, Belgium	100.0	100.0	100.0
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion (Thailand), Ltd.(4)(5)	Thailand	100.0	100.0	100.0
Food Lion (Thailand), Inc.(5)	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Haagmart NV(2)	Markt 10, 3150 Haacht, Belgium	100.0	100.0	100.0
Hannbro, Co.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co.	Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Procurement Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Trucking Company, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	PO Box 646, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Hermfri NV(2)	Molsebaan 34, 2480 Dessel, Belgium	100.0	100.0	100.0
Heulcad NV(2)	Dorp 66, 2260 Westerlo/Heultje, Belgium	100.0	100.0	100.0
Huro NV(2)	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	100.0	100.0
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Jobmart NV(2)	Beukenlei 9, 2960 Brecht/Sint-Job-in’t-Goor, Belgium	100.0	100.0	100.0
Kash n’ Karry Food Stores, Inc.	6422 Harney Road, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Katdrink NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Koermart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Kommar NV(2)	Nijverheidsstraat 14, 2350 Vosselaar, Belgium	100.0	100.0	100.0
Ledemart NV(2)	Stadionsstraat 26, 9190 Stekene, Belgium	100.0	100.0	100.0
Leoburg NV(2)	Jacoletstraat 24, 3970 Leopoldsburg, Belgium	100.0	100.0	100.0

104  DELHAIZE GROUP / ANNUAL REPORT 2007

Lion Garden Food Company, Ltd. (5)	Thailand	—	—	100.0
Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.	60.0	60.0	60.0
Maascad NV(2)	Rijksweg 379, 3630 Maasmechelen, Belgium	100.0	100.0	100.0
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Mega Doi S.R.L	Bd. Ion Mihalache nr. 92 bl. A2-44, et. 1, sector 1, Bucharest, Romania	99.2	99.2	99.2
Mega Image S.R.L.	Bd. Ion Mihalache nr. 92 bl. A2-44, et. 1, sector 1, Bucharest, Romania	100.0	100.0	100.0
Merelmart NV(2)	Fraterstraat 86/B, 9820 Merelbeke, Belgium	100.0	100.0	100.0
Molmart NV(2)	‘T Laar 2, 2400 Mol, Belgium	100.0	100.0	100.0
NP Lion Leasing & Consulting, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	—	—	100.0
Octomarket NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Plain Street Properties, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Rethy NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Serdelco S.A.	Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
7 Seasons NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Shop ‘N Save - Mass., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Supermarkten Voeten-Hendrickx NV(2)	Markt 18, 2470 Retie, Belgium	100.0	100.0	100.0
The Pride Reinsurance Company, Ltd.	Fitzwilliam Square 38/39, Dublin 2, Ireland	100.0	100.0	100.0
Vangeelder NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Viginti NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Wambacq & Peeters SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Warenhuizen Troukens-Peeters NV(4)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Wilmart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Wintrucks SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0

B. Joint Ventures-Proportionally Consolidated

		Ownership Interest in %
		2007	2006	2005
P.T. Lion Super Indo, LLC (6)	JI. Ancol I n°9-10, Ancol Barat, Jakarta, Indonesia	51.0	51.0	51.0

C. Associated Companies

Accounted for under the equity method:
Super Discount Markets, Inc. (7)	U.S.A.	—	—	60.0

(1)	In November 2006, Delhaize Group discontinued its operations in the Czech Republic.
(2)	Companies acquired as part of the acquisition of Cash Fresh in May 2005.
(3)	In February 2005, Delhaize Group discontinued its operations in Slovakia.
(4)	In liquidation.
(5)	In August 2004, Delhaize Group discontinued its operations in Thailand.
(6)	P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group’s interest in assets and liabilities of Super Indo is as follows:

(in millions of EUR)	December 31,
	2007	2006	2005
Non-current assets	6.7	5.3	4.4
Current assets	12.8	11.5	10.2
Non-current liabilities	0.5	0.5	0.5
Current liabilities	9.5	7.4	7.0

Cash flows of Super Indo included in Delhaize Group’s cash flow statements are as follows:

(in millions of EUR)	2007	2006	2005
Net cash provided by operating activities	4.9	1.9	2.4
Net cash used in investing activities	(3.4)	(2.0)	(0.4)
Net cash used in financing activities	—	—	(0.4)

Revenue of Super Indo included in the Group’s result was EUR 71.9 million, EUR 66.1 million and EUR 55.7 million for 2007, 2006 and 2005, respectively. Net income of Super Indo included in the Group’s results was EUR 2.0 million, EUR 2.1 million and EUR 1.6 million in 2007, 2006 and 2005, respectively.

(7)	On November 12, 2001, Super Discount Markets (SDM) filed for protection under Chapter 11 of the United States bankruptcy code and was liquidated in 2006.

DELHAIZE GROUP / ANNUAL REPORT 2007  105

SUPPLEMENTARY INFORMATION

Number of Stores (at year-end)

	2008 (1)	2007	2006		2005	2004	2003	2002	2001	2000	1999	1998
United States	1,602-1,607	1,570	1,549		1,537	1,523	1,515	1,485	1,459	1,420	1,276	1,207
Belgium, G.D. Luxembourg and Germany	788-793	738	843	(2)	808	747	728	707	675	615	553	515
Greece	208	159	148		135	129	119	111	104	53	48	42
Romania	28	22	18		16	16	15	12	10	10	—	—
Indonesia	65	56	50		46	42	38	34	29	20	14	12
Subtotal	2,691-2,701	2,545	2,608		2,542	2,457	2,415	2,349	2,277	2,118	1,891	1,776

Divested and Discontinued Operations
Czech Republic	—	—	97		94	97	94	93	94	99	99	58
Slovakia	—	—	—		—	11	14	16	16	15	14	1
Thailand	—	—	—		—	—	36	34	26	18	13	5
Singapore	—	—	—		—	—	—	35	31	30	25	—
Super Discount Markets (U.S.)	—	—	—		—	—	—	—	—	30	20	18
France	—	—	—		—	—	—	—	—	—	50	46
Total	2,691-2,701	2,545	2,705		2,636	2,565	2,559	2,527	2,444	2,310	2,112	1,904

(1)	Estimates based on planned openings and closings.
(2)	Includes 132 Di stores sold in 2007.

Number of Associates (at year-end)

	2007	2006	2005
Full-time	62,570	64,726	62,691
Part-time	75,261	77,790	74,439
Full-time equivalent (FTE)	103,786	106,648	102,130

Male	68,044	69,137	66,281
Female	69,787	73,379	70,849

Total	137,831	142,516	137,130

Geographical Split

	2007		2006			2005
	Total	FTE (1)	Total		FTE	Total	FTE
United States	107,920	78,076	108,883		77,965	104,067	74,145
Belgium	17,190	14,527	18,081	(2)	15,348	17,968	15,068
Greece	7,545	6,016	7,209		5,764	6,744	5,441
Czech Republic	—	—	3,714		2,943	3,808	2,935
Romania	1,247	1,238	1,095		1,094	1,123	1,121
Indonesia	3,929	3,929	3,534		3,534	3,420	3,420

Total	137,831	103,786	142,516		106,648	137,130	102,130

(1)	Full-time equivalent.
(2)	Includes 492 associates working in company-operated Di stores sold in 2007.

Organic Revenue Growth Reconciliation

(in millions of EUR)	2007	2006	%
Revenues	18,957.2	19,225.2	-1.4%
Effect of exchange rates	1,214.7	—
Revenues at identical exchange rates	20,171.9	19,225.2	4.9%
Divestiture Di (1)	(47.4)	(95.6)

Organic revenue growth	20,124.5	19,129.6	5.2%

(1)	As Di has not been consolidated since June 30, 2007, the full year organic revenue growth excludes the contribution of Di.

106  DELHAIZE GROUP / ANNUAL REPORT 2007

Free Cash Flow

Free Cash Flow Reconciliation

(in millions of EUR)	2007	2006	2005
Net cash provided by operating activities	932.3	910.3	902.3
Net cash used in investing activities	(629.8)	(721.9)	(756.6)
Investment in debt securities, net of sales and maturities	24.2	26.7	3.2

Free cash flow	326.7	215.1	148.9

Use of Free Cash Flow in 2007

(in millions of EUR)

Inflow:
Free cash flow	326.7
Stock options exercised, net of buyback own shares	29.6
Release of escrow for funding senior notes	10.4
Outflow:
Repayment to long-term loans	(181.5)
Dividends paid	(133.1)
Repayment of short-term loans	(52.3)
Investment in debt securities	(24.2)
Settlement of derivatives activities	(6.8)

Cash movement before translation	(31.2)
Foreign exchange translation difference (on cash portion)	(34.2)

Net decrease in cash and cash equivalents	(65.4)

Net Debt

(in millions of EUR)	December 31, 2007	December 31, 2006	December 31, 2005
Non-current financial debt	2,507.6	2,771.8	3,199.9
Current financial liabilities	189.4	317.9	694.2
Derivative liabilities	1.1	4.9	9.1
Derivative assets	(52.8)	(1.9)	(1.2)
Investments in securities - non-current	(116.2)	(121.0)	(125.0)
Investments in securities - current	(36.2)	(32.4)	(29.1)
Cash and cash equivalents	(248.9)	(304.8)	(804.9)

Net debt	2,244.0	2,634.5	2,943.0
Net debt to equity ratio	61.0%	74.0%	81.8%

Results at Identical Exchange Rates

(in millions of EUR, except per share amounts)	At Actual Rates	2007 Effect of Exchange Rates	At Identical Rates	2006 At Actual Rates	2007/2006
					At Actual Rates	At Identical Rates
Revenues	18,957.2	+1,214.7	20,171.9	19,225.2	-1.4%	+4.9%
Operating profit	937.2	+68.3	1,005.5	946.3	-1.0%	+6.3%
Net profit from continuing operations	400.8	+25.3	426.1	425.6	-5.8%	+0.1%
Group share in net profit	410.1	+24.6	434.7	351.9	+16.5%	+23.5%
Basic earnings per share	4.20	+0.25	4.45	3.71	+13.2%	+19.9%
Diluted earnings per share	4.04	+0.23	4.27	3.55	+13.8%	+20.3%
Free cash flow	326.7	+35.4	362.1	215.1	+51.9%	+68.3%

(in millions of EUR)	December 31, 2007			December 31, 2006	Change
Net debt	2,244.0	+114.2	2,358.2	2,634.5	-14.8%	-10.5%

DELHAIZE GROUP / ANNUAL REPORT 2007  107

HISTORICAL FINANCIAL OVERVIEW

RESULTS (in millions of EUR)	2007	2006	2005	2004	2003
Revenues	18,957.2	19,225.2	18,345.3	17,596.8	18,214.7
Operating profit	937.2	946.3	899.9	862.2	800.9
Net financial expenses	(332.7)	(275.7)	(296.5)	(304.5)	(318.5)
Income tax expense	(203.7)	(245.0)	(223.8)	(200.4)	(188.1)
Net profit from continuing operations	400.8	425.6	379.6	357.3	294.3
Net profit (Group share)	410.1	351.9	365.2	295.7	278.9
Free cash flow (1)	326.7	215.1	148.9	373.0	441.1

FINANCIAL POSITION (in millions of EUR)
Total assets	8,821.9	9,295.4	10,253.9	8,702.5	8,765.8
Total equity	3,676.0	3,561.4	3,596.0	2,874.6	2,801.2
Net debt (1)	2,244.0	2,634.6	2,943.1	2,608.4	3,027.7
Enterprise value (1) (3)	8,280.9	8,725.9	8,170.8	7,849.1	6,804.9

PER SHARE INFORMATION (in EUR)
Net earnings (basic) (2)	4.20	3.71	3.89	3.19	3.03
Net earnings (diluted) (2)	4.04	3.55	3.71	3.09	3.02
Free cash flow (1) (2)	3.35	2.27	1.59	4.03	4.79
Gross dividend	1.44	1.32	1.20	1.12	1.00
Net dividend	1.08	0.99	0.90	0.84	0.75
Pay-out ratio (net profit)	35.2%	36.4%	31.4%	35.5%	33.2%
Shareholders’ equity (3)	36.17	36.55	37.65	30.34	29.93
Share price (year-end)	60.20	63.15	55.20	55.95	40.78

RATIOS (%)
Operating margin	4.9%	4.9%	4.9%	4.9%	4.4%
Effective tax rate	33.7%	36.5%	37.1%	35.9%	39.0%
Net margin	2.2%	1.8%	2.0%	1.7%	1.5%
Net debt to equity (1)	61.0%	74.0%	81.8%	90.6%	108.1

CURRENCY INFORMATION
Average EUR per USD rate	0.7297	0.7964	0.8038	0.8039	0.8840
EUR per USD rate at year-end	0.6793	0.7593	0.8477	0.7342	0.7918

OTHER INFORMATION
Number of sales outlets	2,545	2,705	2,636	2,565	2,559
Capital expenditures (in millions of EUR)	729.3	699.9	636.1	494.1	463.0
Number of associates (thousands)	137.8	142.5	137.1	138.0	141.7
Full-time equivalents (thousands)	103.8	106.6	102.1	101.5	104.7
Weighted average number of shares outstanding (thousands)	97,666	94,939	93,934	92,663	92,097

(1)	Non-GAAP financial measures. For more information, see box on page 42.
(2)	Calculated using the weighted average number of shares outstanding over the year.
(3)	Calculated using the total number of shares at the end of the year.

RECONCILIATION OF IFRS TO US GAAP

On November 15, 2007, the U.S. Securities and Exchange Commission (SEC) voted to accept from foreign private issuers in their filings with the SEC, financial statements prepared using IFRS, as issued by the IASB, without reconciliation from IFRS to US GAAP. The ruling is effective for financial statements for fiscal years ending after November 15, 2007. Delhaize Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and as adopted by the EU, and Delhaize Group has not applied any EU variations from IFRS. Accordingly, a reconciliation of IFRS to US GAAP is no longer required and has not been provided in this report.

108  DELHAIZE GROUP / ANNUAL REPORT 2007

REPORT OF THE STATUTORY AUDITOR

ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007 PRESENTED TO THE ORDINARY GENERAL MEETING OF DELHAIZE BROTHERS AND Co “THE LION” (DELHAIZE GROUP) SA

To the shareholders

As required by law and the company’s articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us. This report includes our opinion on the consolidated financial statements together with the required additional comments and information.

Unqualified audit opinion on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Delhaize Group SA (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium. Those consolidated financial statements comprise the consolidated balance sheet as at 31 December 2007, the consolidated income statement, the consolidated statement of recognized income and expense and the consolidated statement of cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of EUR 8,821.9 Million and a consolidated profit (group share) for the year then ended of EUR 410.1 Million.

The board of directors of the company is responsible for the preparation of the consolidated financial statements. This responsibility includes among other things: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the group’s internal control. We have assessed the basis of the accounting policies used, the reasonableness of accounting estimates made by the company and the presentation of the consolidated financial statements, taken as a whole. Finally, the board of directors and responsible officers of the company have replied to all our requests for explanations and information. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group’s financial position as of 31 December 2007, and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU and with the legal and regulatory requirements applicable in Belgium.

Additional comments and information

The preparation and the assessment of the information that should be included in the directors’ report on the consolidated financial statements are the responsibility of the board of directors.

Our responsibility is to include in our report the following additional comments and information which does not change the scope of our audit opinion on the consolidated financial statements:

•

The directors’ report on the consolidated financial statements includes the information required by law and is in agreement with the consolidated financial statements. However, we are unable to express an opinion on the description of the principal risks and uncertainties confronting the group, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

March 5, 2008

The statutory auditor

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL

Represented by Philip Maeyaert

DELHAIZE GROUP / ANNUAL REPORT 2007  109

SUMMARY STATUTORY ACCOUNTS OF DELHAIZE GROUP SA

The summarized annual statutory accounts of Delhaize Group SA are presented below. In accordance with the Belgian Company Code, the full annual accounts, the statutory Directors’ report and the Statutory Auditor’s report will be filed with the National Bank of Belgium. These documents will also be available on the Company’s website, www.delhaizegroup.com, and can be obtained upon request from Delhaize Group SA, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.

Summary of Accounting Principles

The annual statutory accounts of Delhaize Group SA are prepared in accordance with Belgian Generally Accepted Accounting Principles (Belgian GAAP).

1. Establishment Costs

Establishment costs are capitalized only by decision of the Board of Directors. When they are capitalized, they are depreciated over a period of five years or, if they related to debt issuance costs, the period of the loans.

2. Intangible Fixed Assets

Intangible assets are recognized as asset in the balance sheet and depreciated over their expected useful live. The intangible assets are depreciated as follows:

Goodwill	5 years
Software	5 years

Internally developed software

Internally developed software is recognized as intangible asset and is measured at cost to the extent that such cost does not exceed its value in use for the company. The Company recognizes internally developed software as intangible asset when it is expected that such asset will generate future economic benefits and when the company has demonstrated its ability to complete and use the asset. The cost of the internally developed software comprises the directly or indirectly attributable costs of preparing the asset for its intended use to the extent that such costs have been incurred until the asset is ready for use. Internally developed software is depreciated over a period of 5 years.

3. Tangible Fixed Assets

Tangible fixed assets are recorded at purchase price, at cost price or at agreed contribution value.

Assets held on finance leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the capital value.

Depreciation rates are applied on a straight-line basis at the rates admissible for tax purposes:

Land	0.00% /year
Buildings	5.00% /year
Distribution centres	3.00% /year
Sundry installations	10.00% /year
Plant, equipment	20.00% /year
Equipment for intensive use	33.33% /year
Furniture	20.00% /year
Motor vehicles	25.00% /year

Ancillary construction expenses are written off during the year in which they were incurred.

4. Financial Fixed Assets

Financial fixed assets are valued at cost, less accumulated impairment losses. Impairment loss is recorded to reflect long-term impairment of value. Impairment loss is reversed when it is no longer justified due to a recovery in the asset value.

5. Inventories

Inventories are valued at the lower of cost (on a weighted average cost basis) or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

6. Receivables and Payables

Amounts receivable and payable are recorded at their nominal value, less provision for any amount receivable whose value is considered to be impaired on a long-term basis. Amounts receivable and payable in a currency, other than the currency of the Company, are valued at the exchange rate prevailing on the closing date. The resulting translation difference is expensed if it is a loss and deferred if it is a gain.

7. Provision for Liabilities and Charges

Provision for liabilities and charges are recorded to cover probable or certain losses of a precisely determined nature but whose amount, as of the balance sheet date, is not precisely known. They include, principally:

•	Pension obligations, early retirement benefits and similar benefits due to present or past employees

•	Taxation due on review of taxable income or tax calculations not already included in the estimated payable included in the amounts due within one year

•	Significant reorganization and store closing costs

•	Charges for which the Company may be liable as a result of current litigation.

8. Debt Under Finance Leases and Similar Debts

At the end of each year, these commitments are valued at the fraction of outstanding deferred payments, corresponding to the capital value of the assets, which mature within more than one year. The fraction of these payments contractually maturing within less than one year is recorded under “Current portion of long-term debts”.

Summary of the net earnings per share of Delhaize Group SA:

	2007	2006	2005
Net earnings per share	1.43	1.54	0.86

110  DELHAIZE GROUP / ANNUAL REPORT 2007

Summary Company Accounts of Delhaize Group SA

Balance Sheet

	December, 31
	2007	2006
(in thousands of EUR)
Assets
Fixed assets	5,531,724	4,544,380
Establishment costs	7,036	2,471
Intangible fixed assets	57,088	22,267
Tangible fixed assets	395,357	372,221
Financial fixed assets	5,072,243	4,147,421

Current assets	887,068	785,108
Inventories	225,185	233,855
Short-term receivables	560,006	428,851
Short-term investments	42,253	43,336
Cash and bank	46,694	72,180
Prepayments and accrued income	12,930	6,886

Total assets	6,418,792	5,329,488

Liabilities and Equity
(in thousands of EUR)
Shareholders’ equity	3,223,942	2,986,736
Capital	50,140	48,228
Distributable reserves	17,868	17,544
Other reserves	3,126,020	2,889,804
Profit carried forward	29,914	31,160

Provisions and deferred taxation	11,155	8,970

Financial liabilities	2,203,034	1,352,312
After one year	2,001,074	1,201,338
Within one year	201,960	150,974

Trade creditors	632,173	685,350

Other liabilities	348,488	296,120
Other liabilities within one year	293,620	272,958
Accruals and deferred income	54,868	23,162

Total liabilities and equity	6,418,792	5,329,488

Income Statement

(in thousands of EUR)	2007	2006
Operating income	4,190,309	4,042,811
Sales	4,126,263	3,982,228
Other operating income	64,046	60,583

Operating expenses	(4,100,045)	(3,940,615)
Merchandise and consumables	3,153,127	3,037,410
Salaries, social security and pensions	555,708	537,405
Other operating expenses	391,210	365,800

Operating profit	90,264	102,196
Income from financial fixed assets	186,260	129,105
Net financial expense	(143,388)	(70,576)

Current profit before taxation	133,136	160,725
Exceptional income	10,997	566
Exceptional expenses	(112)	(844)

Current year profit before taxation	144,021	160,447
Transfer (-) to/ release (+) from deferred taxes	(184)	(132)
Current taxation	(76)	(14,184)

Financial year results	143,761	146,131
Transfer (-) to/ release (+) from tax-exempt reserves	(412)	(329)

Financial year results to be appropriated	143,349	145,802

Appropriation of Profit
(in thousands of EUR)	2007	2006
Profit brought forward from previous year	31,160	15,317
Transfer to legal reserve	(191)	(88)
Profit to carry forward	(29,914)	(31,160)
Dividends to shareholders(1)	(144,404)	(129,871)

(1)	As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, to which coupon no. 46 entitling to the payment of the 2007 dividend is attached, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 22, 2008. The Board of Directors will communicate at the Ordinary General Meeting of May 22, 2008 the aggregate number of shares entitled to the 2007 dividend and will submit to this meeting the final amount of the total dividend for approval. The annual accounts of 2007 will be modified accordingly.

Share Capital (December 31, 2007)	(in thousands of EUR)	Number of Shares
Share capital
Shares in issue
At the end of the previous year	48,228
Issue of new shares	1,912
At the end of the financial year	50,140
Analysis of share capital
Class of shares
Ordinary shares of no nominal value		100,280,507
Registered shares or bearer shares
Registered		8,718,764
Bearer		91,561,743
Treasury shares held by
The company itself		740,798
Its subsidiaries		198,151
Commitments to issue new shares
On the exercise of conversion rights
Amount of outstanding convertible bonds	170,751
Amount of capital to be subscribed	1,499
Corresponding maximum number of shares to be issued		2,995,630
On the exercise of subscription rights
Number of subscription rights in issue		4,034,693
Amount of capital to be subscribed	2,017
Corresponding maximum number of shares to be issued		4,034,693

Unissued authorized capital	9,700

DELHAIZE GROUP / ANNUAL REPORT 2007  111

SHAREHOLDER INFORMATION

Delhaize Group shares trade on Euronext Brussels under the symbol DELB. American Depositary Shares (ADS), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs).

Information on Delhaize Group’s share price can be found on the websites of Delhaize Group (www.delhaizegroup.com), Euronext Brussels (www.euronext. com) and the New York Stock Exchange (www.nyse.com). Detailed information on trading activity and share prices can also be found in the financial section of many newspapers.

Alfa-Beta, Delhaize Group’s operating company in Greece, is listed on the Athens Stock Exchange (www.ase.gr) under the symbol BASIK.

Share Performance in 2007

On December 31, 2007, the closing price of Delhaize Group’s ordinary share on Euronext Brussels was EUR 60.20, a 4.7% decrease compared to EUR 63.15 a year earlier. In the same period, the Euro Stoxx 50 index increased by 3.4% and the Bel20 index decreased by 5.9%. The FTSE Eurofirst 300 Food and Drug Retailers Index increased by 22.8% in 2007. In 2007, Delhaize Group shares traded on Euronext Brussels at an average closing price of EUR 67.37 and an average daily trading volume of 477,680 shares.

On December 31, 2007, the closing price of Delhaize Group’s ADR on the New York Stock Exchange was USD 86.60, 4.0% higher than the closing price on December 29, 2006 (USD 83.28). In the same period, the S&P 500 index increased 3.5%, while the S&P 500 Food and Staples Retailing Index increased by 4.5%. In 2007, the average daily trading volume of Delhaize Group ADRs was 31,253 shares.

Equity Indices

On December 31, 2007, Delhaize Group’s shares were included in the following major stock indices: BEL20, Euronext 100, Dow Jones Stoxx 600, the FTSE Eurofirst 300 and the MSCI Europe index.

On December 31, 2007, the weight of Delhaize Group shares in the BEL20 index was 688 shares. With a weight of 4.78% Delhaize Group shares represented the seventh largest constituent in the index. Following a revision of the weights in the index, the BEL20 index includes 724 Delhaize Group shares from March 1, 2008.

On December 31, 2007, the weight of Delhaize Group in the Euronext 100 index was 0.27%. Delhaize Group represented the 78th largest constituent in the index.

Dividend

It is the policy of Delhaize Group, when possible, to pay out a regularly increasing dividend while retaining free cash flow in an amount consistent with the opportunities to finance the future growth of the Company.

At the Ordinary General Meeting to be held on May 22, 2008, the Board of Directors will propose the payment of a gross dividend of EUR 1.44 per share, compared to EUR 1.32 the previous year. After deduction of 25% Belgian withholding tax, this will result in a net dividend of EUR 1.08 per share (EUR 0.99 the prior year).

The net dividend of EUR 1.08 per share will be payable to owners of ordinary shares against coupon no. 46. The shares will start trading ex-coupon on May 30, 2008. The payment will be made at the registered office of the Company (rue Osseghemstraat 53, 1080 Brussels, Belgium) as well as at the following financial institutions:

•	Bank Degroof, rue de l’Industrie 44, 1040 Brussels

•	Dexia Bank, boulevard du Roi Albert II 30-B2, 1000 Brussels

•	Fortis Bank, rue Montagne du Parc 3, 1000 Brussels

•	ING Belgium, avenue Marnix 24, 1050 Brussels

•	KBC, avenue du Port 2, 1080 Brussels

For shares held through a share account, the bank or broker will automatically handle the dividend payment.

The payment of the dividend to the ADR holders will be made through The Bank of New York.

112  DELHAIZE GROUP / ANNUAL REPORT 2007

Financial Calendar

Press release - 2008 first quarter results	May 7, 2008*
Final date for depositing shares for the Ordinary General Meeting	May 16, 2008**
Ordinary General Meeting	May 22, 2008
ADR dividend record date	May 30, 2008
Dividend for the financial year 2007 becomes payable to owners of ordinary shares	May 30, 2008
Dividend for the financial year 2007 becomes payable to ADR holders	June 11, 2008
Press release - 2008 second quarter results	August 4, 2008*
Press release - 2008 third quarter results	November 6, 2008*

*	You are kindly invited to listen to the related conference call.
See www.delhaizegroup.com for further details on the conference call and the webcast.
**	Holders of bearer or dematerialized shares are informed that May 2, 2008 is a bank holiday and May 12, 2008 is a public holiday in Belgium. Therefore, they are advised to contact their bank or broker in due time.

Type of Delhaize Group Shares

Delhaize shares are either held in dematerialized form, bearer shares, or registered shares. Bearer shares are shares held either in a securities account or in a printed form. Dematerialized shares are shares that can only be represented by entries into an account in the book of a depositary institution. Registered shares are shares that can only be represented by entries into a shareholder register held by the Company. On request, shareholders may convert their shares into another form at their own expense. The ownership of registered shares can be transferred by informing the Company and returning the certificate of record in the shareholder register to the Company. Pursuant to new legistlation on the dematerialization of securities, as from January 1, 2008, bearer shares booked into a securities account have been automatically converted into dematerialized shares. Bearer shares not yet booked in a securities account shall be automatically converted into dematerialized shares as from the time they are booked into a securities account. All remaining bearer shares that shall not have been deposited in a securities account shall be converted at the choice of their holder into dematerialized or registered shares by December 31, 2013.

Information for ADR Holders

ADSs (American Depositary Shares), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). The Delhaize Group ADR program is administrated by:

The Bank of New York

Shareholder Relations

P.O. Box 11258

Church Street Station

New York, N.Y. 10286-1258

U.S.A.

Toll free telephone number for U.S. callers: 1-877-853-2191

Non-U.S. callers can call: 1- 212 815 3700

e-mail: shareowners@bankofny.com

website: www.stockbny.com

The Bank of New York has put in place a Global BuyDIRECT Plan for Delhaize Group, which is a direct purchase and sale plan for depositary receipts, including a dividend reinvestment plan (DRIP). For further information on ADRs or Global BuyDIRECT, please see the ADR section on Delhaize Group’s website www.delhaizegroup.com or call The Bank of New York.

Taxation of Dividends of Delhaize Group Shares

It is assumed that, for the application of domestic Belgian tax legislation and the U.S.-Belgian tax treaty, owners of Delhaize Group ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Authorities.

For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders (other than repayment of paid-up capital in accordance with the Belgian Company Code) is generally taxed as dividends. Dividends that are attributed or paid on the shares are in principle subject to a 25% Belgian withholding tax.

For non-Belgian residents - individuals and corporations - Belgian withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided by Belgian tax law or by the tax treaty concluded between Belgium and the country of which the non-Belgian beneficiary of the dividend is a resident. Such withholding tax is normally the final tax in Belgium.

For dividends paid by Delhaize Group to a U.S. holder of ADRs, beneficial owner of the dividends, who is not holding the shares through a permanent establishment or a fixed base in Belgium and is entitled to claim benefits under the U.S.-Belgian tax treaty, the withholding tax is reduced from 25% to 15%. If the beneficial owner is a company that owns directly at least 10% of the voting stock of Delhaize Group, a reduced withholding tax rate of 5% is applicable. No withholding tax is however applicable if the beneficial owner of the dividends is i) a company, resident of the U.S. that has owned directly shares representing at least 10% of the capital of Delhaize Group for a 12-month period ending on the date the dividend is declared, or ii) a pension fund, resident of the U.S., provided that the dividends are not derived from carrying on a business by the pension fund or through an associated enterprise.

Although there are exceptions, in general the full 25% Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the non-Belgian holder of Delhaize Group shares or ADRs may file a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.-Aut.) can be obtained from the AFER - Bureau Central de Taxation, Bruxelles-Etranger, Tour North Galaxy B7, Boulevard Albert II 33, B - 1030 Brussels, Belgium. (phone: +32 2 576 90 02, fax: +32 2 576 17 78, email: bct.cd.bruxelles. etr@minfin.fed.be).The form should be completed in duplicate and sent to the relevant Tax Office in the residence country of the non-Belgian holder with the request that one copy be appropriately stamped and returned to the sender.

DELHAIZE GROUP / ANNUAL REPORT 2007  113

The non-Belgian holder can then obtain reimbursement from the Bureau Central de Taxation, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must be filed with the Bureau Central de Taxation within three years from January 1 of the year following the year in which the dividend was declared payable.

Prospective holders should consult their tax advisors as to whether they qualify for the reduced withholding tax upon attribution or payment of dividends, and as to the procedural requirements for obtaining the reduced withholding tax immediately upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Annual Report

This annual report is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www.delhaizegroup.com. A printed or electronic version may be ordered via the same website or directly from the Delhaize Group Investor Relations Department (see contacts at the end of this section).

Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S. An annual report will be filed with the SEC on Form 20-F. The Form 20-F will be available from the SEC’s EDGAR database at www.sec.gov/edgarhp.htm and on the Company’s website.

Consultation of Documents

The public documents concerning Delhaize Group can be consulted at the registered office (rue Osseghemstraat 53, 1080 Brussels - Belgium).

In the United States, Delhaize Group is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act Delhaize Group files reports and other information with the SEC. The reports and other information Delhaize Group files with the SEC can be inspected at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., U.S. 20549. Also, the SEC maintains a website at www.sec.gov that contains reports and other information that registrants have filed electronically with the SEC.

Delhaize Group makes available free of charge, through the shareholder information section of Delhaize Group’s website (www.delhaizegroup.com), the Company’s reports filed electronically with the SEC pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with the SEC.

Delhaize Group’s reports and other information can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005, U.S.A.

Ordinary General Meeting

The next Ordinary General Meeting will take place on Thursday, May 22, 2008 at Delhaize Group’s Corporate Support Office, Square Marie Curie 40, 1070 Brussels, Belgium. Detailed information about the Ordinary General Meeting will be published in the Belgian newspapers L’Echo and De Tijd, as well as in the Belgian Official Gazette and on the Company website.

Investors and Media

For all questions regarding Delhaize Group and its stock, please contact:

Delhaize Group

Investor Relations Department

Square Marie Curie 40

1070 Brussels

Belgium

Tel.: +32 2 412 21 51

Fax.: +32 2 412 29 76

Delhaize Group

Investor Relations Department

P.O. Box 1330

Salisbury, NC 28145-1330

United States

Tel.: +1 704 633 8250, ext. 2529

Fax.: +1 704 645 2050

Questions can be sent to investor@delhaizegroup.com.

Information regarding Delhaize Group (press releases, annual reports, share price,…) can be found in three languages (English, French and Dutch) on Delhaize Group’s website www.delhaizegroup.com.

You can also subscribe through the email alert service to receive other information: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and shareholder notifications.

114  DELHAIZE GROUP / ANNUAL REPORT 2007

Information on Delhaize Group Shares

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Share Price (in EUR)
Price: year-end	60.20	63.15	55.20	55.95	40.78	17.72	58.45	50.65	74.8	75.36
average (close)	67.38	58.14	51.68	44.98	28.15	39.93	61.28	59.27	80.00	65.64
highest (intraday)	75.79	67.00	59.70	59.75	43.99	61.10	72.00	76.50	91.70	84.28
lowest (intraday)	54.5	49.12	45.95	36.61	11.90	15.00	48.72	48.05	64.90	46.60
Annual return Delhaize Group share (1)	-4.7%	+16.1%	+0.69%	+39.9%	+136.3%	-69.1%	+17.2%	-31.3%	+3.0%	+63.6%
Evolution Belgian All Shares Return index	-1.9%	+26.2%	+28.1%	+38.2%	+16.0%	-22.5%	-4.9%	-5.0%	-7.2%	+43.5%

Dividend (in EUR)
Gross dividend	1.44	1.32	1.20	1.12	1.00	0.88	1.44	1.36	1.24	1.12
Net dividend	1.08	0.99	0.90	0.84	0.75	0.66	1.08	1.02	0.93	0.84

Ratios
Dividend return (2)	1.8%	1.6%	1.6%	1.5%	1.8%	3.7%	1.9%	2.0%	1.2%	1.1%
Share price/shareholders’ equity (3)	1.66	1.73	1.47	1.84	1.36	—	—	—	—	—
Share price/basic earnings per share (3)	14.3	17.0	14.2	17.5	13.5	—	—	—	—	—
Share price/diluted earnings per share (3)	14.9	17.8	14.9	18.1	13.5	—	—	—	—	—

Number of Shares
Annual volume of Delhaize Group shares traded (in millions of EUR; Euronext Brussels) (4)	8,141.48	6,548.11	3,685.50	3,581.0	2,020.7	2,568.5	3,198.6	1,520.6	1,930.4	1,688.2
Annual volume of Delhaize Group shares traded (in millions of shares; Euronext Brussel) (4)	121.9	113.1	71.9	81.1	72.7	69.3	51.9	26.4	24.6	25.9
Number of shares (in thousands; year-end)	100,281	96,457	94,705	93,669	92,625	92,393	92,393	52,032	52,017	51,963

Market Capitalization
Market capitalization (in millions of EUR; year-end)	6,036.9	6,091.3	5,227.7	5,240.8	3,777.2	1,637.2	5,400.4	2,635.4	3,890.0	3,915.9
Enterprise value (3) (5)	8,280.9	8,725.8	8,170.7	7,849.1	6,804.9	—	—	—	—	—

(1)	Capital gains recorded during the year, including net dividend and reinvestment.
(2)	Net dividend divided by share price at year-end.
(3)	Cannot be calculated for years before 2003, since no IFRS financials are available before 2003.
(4)	Excluding shares traded on the New York Stock Exchange.
(5)	Entreprise value = market capitalization plus net debt.

DELHAIZE GROUP / ANNUAL REPORT 2007  115

GLOSSARY

Accounts payable days

Accounts payable divided by cost of sales and selling, general and administrative expenses less employee benefit expense, multiplied by 365.

Affiliated store

A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and know-how of Delhaize Group.

American Depositary Receipt (ADR)

An American Depositary Receipt evidences an American Depositary Share (ADS).

American Depositary Share (ADS)

An American Depositary Share represents ownership in the common shares of a non-U.S. corporation. The underlying common shares are held by a U.S. bank as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Each Delhaize Group ADS represents one share of Delhaize Group common stock and is traded on the New York Stock Exchange.

Average shareholders’ equity

Shareholders’ equity at the beginning of the year plus shareholders’ equity at the end of the year, divided by two.

Basic earnings per share

Profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.

Company-operated store

A store operated directly by Delhaize Group.

Comparable store sales

Sales from the same stores, including relocations and expansions, and adjusted for calendar effects.

Cost of sales

Cost of sales includes cost of product sold, including warehousing, transportation and procurement costs, net of cash and other vendor discounts.

Delhaize Belgium

Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to “Delhaize Belgium” is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA, Delhome SA, Aniserco SA, Points Plus Punten SA, Wambacq & Peeters SA, Wintrucks SA and the companies acquired as part of the Cash Fresh acquisition (see note 42 to the Financial Statements, p. 104), excluding corporate expenses. In the remainder of the document, “Delhaize Belgium” refers to the operations of Delhaize Group in Belgium, the Grand-Duchy of Luxembourg, Germany and France.

Diluted earnings per share

Calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions. Diluted earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.

Direct goods

Goods sold to customers.

Enterprise value

Market capitalization plus net debt.

Free cash flow

Cash flow before financing activities, investment in debt securities and sale and maturity of debt securities.

Gross margin

Gross profit divided by revenues.

Gross profit

Revenues minus cost of goods sold.

Indirect goods

Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.

Inventory turnover

Inventories at year-end divided by cost of product sold, net of vendor allowances and cash discounts, multiplied by 365.

Net debt

Non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents.

Net debt to equity ratio

Net debt divided by total equity.

Net financial expenses

Finance costs less income from investments.

Net margin

Net profit attributed to equity holders of the Group divided by revenues.

Operating leases

A lease that does not qualify as a finance lease and therefore is not recorded on the balance sheet. Operating lease costs are classified in rent expense in cost of sales and in selling, general and administrative expenses.

Operating margin

Operating profit divided by revenues.

Organic revenue growth

Sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects.

Other operating expenses

Primarily store closing expenses, impairment losses, losses on the sale of fixed assets and hurricane-related expenses.

Other operating income

Primarily rental income on investment property, gains on sale of fixed assets, recycling income and services rendered to wholesale customers.

Outstanding shares

The number of shares issued by the Company, excluding treasury shares.

Payables to inventory

Accounts payable divided by inventory.

Pay-out ratio (net earnings)

Proposed dividends on current year earnings divided by current year Group share in net profit.

Return on equity

Group share in net profit (loss) divided by average shareholders’ equity.

Revenues

Revenues include the sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries and pet products), net of discounts, allowances and rebates granted to those customers.

Selling, general and administrative expenses

Expenses incurred in retail stores, advertising and corporate headquarters including the related depreciation and amortization as well as debit and credit card fees and bank transaction fees.

Total debt

Long-term financial liabilities, including current portion and obligations under finance leases, plus short-term financial liabilities net of derivative instruments related to financial liabilities.

Treasury shares

Shares repurchased by one of the Group’s legal entities and that are not cancelled as of year-end date. Treasury shares are excluded from the number of shares outstanding and excluded from the calculation of the weighted average number of shares for the purpose of calculating earnings per share.

Weighted average number of shares outstanding

Number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

Withholding tax

Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

116  DELHAIZE GROUP / ANNUAL REPORT 2007

COMPANY INFORMATION

Registered Office: Delhaize Group SA Rue Osseghemstraat 53 1080 Brussels - Belgium Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94	Company Support Office: Delhaize Group Square Marie Curie 40 1070 Brussels - Belgium Tel: +32 2 412 22 11 - Fax: +32 2 412 22 22

http://www.delhaizegroup.com

Companies number: 0402 206 045

Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.

OPERATIONS

United States	Belgium, Germany G.D. of Luxembourg	Greece	Emerging Markets

FOOD LION

P.O. Box 1330, 2110 Executive Drive

Salisbury - NC 28145-1330 U.S.A.

Tel:  +1 704 633 82 50

www.foodlion.com

HANNAFORD

145 Pleasant Hill Road

Scarborough – ME 04074 U.S.A.

Tel:  +1 207 883 2911

Fax: +1 207 883 7555

www.hannaford.com

SWEETBAY SUPERMARKET

3801 Sugar Palm Drive

Tampa – FL 33619 U.S.A.

Tel:  +1 813 620 11 39

Fax: +1 813 627 97 66

www.sweetbaysupermarket.com

	DELHAIZE BELGIUM Rue Osseghemstraat 53 1080 Brussels Belgium Tel: +32 2 412 21 11 Fax: +32 2 412 21 94 www.delhaize.be	ALFA-BETA VASSILOPOULOS 81, Spaton Ave. Gerakas Attica Greece 153 44 Tel: +30 210 66 08 000 Fax: +30 210 66 12 675 www.ab.gr

MEGA IMAGE

95 Siret Str.

Sektor 1

Bucuresti Romania

Tel:  +40 21 224 66 77

Fax: +40 21 224 60 11

www.mega-image.ro

SUPER INDO

JL Ancol I nr. 9-10

Ancol Barat

Jakarta 14430 Indonesia

Tel:  +62 21 690 58 76

Fax: +62 21 690 58 77

www.superindo.co.id

Caution Concerning Forward-looking Statements

All statements that are included or incorporated by reference in this annual report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group’s business; anticipated store openings and renovations; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; forecasted currency exchange rates or inflation; expected competition; and business strategy, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “project”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in this annual report in the chapter entitled “Risk Factors” on page 56 and under Section B of Item 3 of Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the U.S. Securities And Exchange Commission on June 29, 2007. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

About the Paper Used in this Report
To reduce the environmental impact, this report was printed on 100% FSC certified paper, proof of sustainable forest management. We strongly encourage the consultation of this report via our corporate website www.delhaizegroup.com.

Legal Version of the Annual Report

Only the Dutch version of the annual report has legal force. The French and English versions represent translations of the Dutch original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.

Credits

Design & production: www.concerto.be - Photos: Patrick Schneider Photography (U.S.), Natacha D’Ydewalle, Nicolas van Haaren - Rewriting: Corporate Report (U.S.) - Printing in Belgium by Dereume Printing